     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 11, 1999


                                                      REGISTRATION NO. 333-49439
________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            TIME WARNER TELECOM INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

               DELAWARE                                  4813                                 84-1452416
   (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NO.)

                             5700 S. QUEBEC STREET
                          GREENWOOD VILLAGE, CO 80111
                                 (303) 566-1000
            (ADDRESS, INCLUDING EACH ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                DAVID J. RAYNER
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            TIME WARNER TELECOM INC.
                             5700 S. QUEBEC STREET
                          GREENWOOD VILLAGE, CO 80111
                                 (303) 566-1000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                                      COPIES TO:
        WILLIAM P. ROGERS, JR.                      PETER R. HAJE                        FAITH D. GROSSNICKLE
       CRAVATH, SWAINE & MOORE           EXECUTIVE VICE PRESIDENT, SECRETARY             SHEARMAN & STERLING
           WORLDWIDE PLAZA                       AND GENERAL COUNSEL                     599 LEXINGTON AVENUE
          825 EIGHTH AVENUE                        TIME WARNER INC.                    NEW YORK, NY 10022-6069
       NEW YORK, NY 10019-7415                   75 ROCKEFELLER PLAZA                       (212) 848-4000
            (212) 474-1270                        NEW YORK, NY 10019
                                                    (212) 484-8000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

                                EXPLANATORY NOTE


     THIS REGISTRATION STATEMENT CONTAINS TWO FORMS OF PROSPECTUS: ONE TO BE USED IN CONNECTION WITH AN OFFERING OF THE COMPANY'S CLASS A COMMON STOCK IN THE UNITED STATES AND CANADA, AND ONE TO BE USED IN A CONCURRENT OFFERING OF THE COMPANY'S CLASS A COMMON STOCK OUTSIDE THE UNITED STATES AND CANADA. THE PROSPECTUSES ARE IDENTICAL EXCEPT FOR THE FRONT COVER PAGE. THE U.S. PROSPECTUS IS INCLUDED IN THIS REGISTRATION STATEMENT AND IS FOLLOWED BY THE ALTERNATE FRONT COVER PAGE TO BE USED IN THE INTERNATIONAL PROSPECTUS. THE ALTERNATE PAGE FOR THE INTERNATIONAL PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT IS LABELED 'ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS.' FINAL FORMS OF EACH PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER RULE 424(b) OF THE GENERAL RULES AND REGULATIONS UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED MARCH 11, 1999


                                     SHARES
                                     [LOGO]

                            TIME WARNER TELECOM INC.
                              CLASS A COMMON STOCK
                            ------------------------


TIME WARNER TELECOM INC. IS OFFERING             SHARES OF ITS CLASS A COMMON
STOCK. INITIALLY, THE U.S. UNDERWRITERS ARE OFFERING       SHARES IN THE
  UNITED STATES AND CANADA, AND THE INTERNATIONAL UNDERWRITERS ARE OFFERING
          SHARES OUTSIDE THE UNITED STATES AND CANADA. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES.
     WE ANTICIPATE THAT THE       INITIAL PUBLIC OFFERING PRICE WILL BE
                      BETWEEN $      AND $      PER SHARE.



IMMEDIATELY AFTER THE OFFERING, THE FOUNDING STOCKHOLDERS OF TIME WARNER TELECOM
INC. WILL OWN 100% OF THE CLASS B COMMON STOCK, WHICH WILL REPRESENT       %
  OF THE COMBINED VOTING POWER OF BOTH
                                     CLASSES OF OUTSTANDING COMMON STOCK.


                            ------------------------

 WE EXPECT THE CLASS A COMMON STOCK TO BE APPROVED FOR QUOTATION ON THE NASDAQ
      NATIONAL MARKET OF THE NASDAQ STOCK MARKET UNDER THE SYMBOL 'TWTC.'

                            ------------------------

    INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. SEE 'RISK FACTORS'
                             BEGINNING ON PAGE 12.

                            ------------------------

                           PRICE $           A SHARE

                            ------------------------

                                                                      UNDERWRITING
                                                PRICE TO             DISCOUNTS AND              PROCEEDS TO
                                                 PUBLIC               COMMISSIONS                 COMPANY
                                          --------------------  ------------------------  ------------------------

Per Share...............................           $                       $                         $
Total...................................           $                       $                         $

                            ------------------------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Time Warner Telecom Inc. has granted the U.S. underwriters the right to purchase
up to an additional       shares of Class A Common Stock to cover
over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares
of Class A Common Stock to purchasers on             , 1999.

                            ------------------------

                         JOINT BOOK - RUNNING MANAGERS
MORGAN STANLEY DEAN WITTER                                       LEHMAN BROTHERS

              , 1999

                           [MAP TO COME]



                            ------------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    ----
Prospectus Summary...............................     5
Risk Factors.....................................    12
Use of Proceeds..................................    21
Dividend Policy..................................    21
The Reconstitution...............................    22
Capitalization...................................    23
Dilution.........................................    24
Selected Combined Financial and Other Operating
  Data...........................................    25
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............    27
Qualitative and Quantitative Disclosures about
  Market Risk....................................    35
Business.........................................    37
Management.......................................    55
Certain Relationships and Related Transactions...    67
Principal Stockholders...........................    71
Description of Certain Indebtedness..............    72
Description of Capital Stock.....................    73
Certain United States Federal Tax Consequences to
  Non-United States Holders of Common Stock......    76
Shares Eligible for Future Sale..................    79
Underwriters.....................................    80
Legal Matters....................................    83
Experts..........................................    83
Where You Can Find More Information..............    83
Glossary.........................................    84
Index to Combined Financial Statements...........   F-1


                            ------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of Class A Common Stock and seeking offers to buy shares of Class A Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A Common Stock.


     UNTIL                , 1999 ALL DEALERS THAT BUY, SELL OR TRADE SHARES OF
CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.



     This prospectus contains forward-looking statements, including statements regarding, among other items, our business and operating strategy, operations, economic performance and financial condition. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed under 'Risk Factors.' We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus might not occur.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               PROSPECTUS SUMMARY


     You should read the following summary together with the more detailed information regarding the Company, the Class A Common Stock being sold in this Offering and our financial statements and the notes to these financial statements appearing elsewhere in this prospectus.



     We have summarized the complex history and structure of our company under 'Background of the Company and Reconstitution.' For simplicity, we use the terms 'we' and the 'Company' throughout this prospectus to refer to the business that will be owned and conducted by the corporation that will be called Time Warner Telecom Inc. immediately after the Offering of the Class A Common Stock, and that was owned and conducted by its predecessors prior to that time.



     Other important terms are defined in 'Background of the Company and Reconstitution.' In addition, to assist you in understanding certain terms relating to the telephony business that we explain and use in the body of this prospectus, we have also included a glossary at the back of this prospectus.


                                  THE COMPANY


     The Company is a leading fiber facilities-based competitive local exchange carrier in selected metropolitan areas across the United States. It offers a wide range of business telephony services, primarily to medium- and large-sized telecommunications-intensive business end-users, long distance carriers, internet service providers, wireless communications companies and governmental entities. These business telephony services include dedicated transmission, local switched, long distance, data and video transmission services and high-speed dedicated internet access. The Company had deployed digital telephony switches in 16 of its 19 service areas as of December 31, 1998. As of that date, the Company operated networks in 19 metropolitan areas that spanned 6,968 route miles, contained 272,390 fiber glass miles and offered service to 4,321 buildings.



     The Company believes that the Telecommunications Act of 1996 (the '1996 Act') and certain state regulatory initiatives provide increased opportunities in the telecommunications marketplace by opening all local service areas to competition and requiring existing local telephone companies, which are often referred to as incumbent local exchange carriers, to provide increased direct interconnection.


BUSINESS STRATEGY


     The key elements of the Company's business strategy are discussed in detail under 'Business -- Business Strategy,' which we urge you to read carefully because we believe it is important to understanding our business. The following is a summary of the Company's business strategy.



     LEVERAGE EXISTING FIBER OPTIC NETWORK. The Company has a substantial in-place fiber optic network that it plans to emphasize in seeking to expand its business with existing and new customers. Its ownership of these facilities should provide competitive advantages over providers that must resell and/or bundle services provided on other companies' networks.



     EXPAND SWITCHED SERVICES. The Company is rapidly expanding the switched services portion of its business, which represented approximately one-third of revenues in 1998. To meet the anticipated increase in demand, the Company is rapidly installing switches and expects to be able to offer switched services in all current service areas by early 2000.



     EXPAND DATA SERVICES CAPACITY. To enhance the Company's capacity to offer high quality, long-haul data products, the Company is completing a fully managed, high speed nationwide fiber optic infrastructure, which is expected to be completed by the end of the first quarter of 1999.



     TARGET MEDIUM- AND LARGE-SIZED BUSINESS CUSTOMERS. The Company targets medium- and large-sized business customers because these companies are often high volume users of telecommunications services who require the high quality networks that we operate. The Company can also achieve economies of scale in sales, marketing and operations by focusing on these customers.



     INTERCONNECT COMPANY SERVICE AREAS. The Company is interconnecting its 19 existing service areas with owned or leased fiber optic and conventional facilities. This will allow the Company to increase revenue by offering regional long distance services over facilities it controls.



     LEVERAGE STRATEGIC RELATIONSHIP WITH TIME WARNER INC. The Company has agreements with Time Warner Inc. and its subsidiaries that allow the Company to use the 'Time Warner' brand name in its business and derive economies of scale by licensing and sharing the cost of developing and building existing and new fiber optic transmission facilities. The Company may also benefit from certain of Time Warner's existing regulatory approvals and licenses. Time Warner Inc. is the largest multiple system cable operator in the United States.



     ENTER NEW GEOGRAPHIC AREAS. The Company plans to commence construction or operations in three additional metropolitan areas by December 31, 1999, including Jersey City, New Jersey and Dallas, Texas.



     CONTINUE DISCIPLINED EXPENDITURE PROGRAM. The Company increases operating efficiencies by pursuing a capital expenditure program that focuses on projects that meet stringent financial criteria. The Company also considers acquisitions and strategic alliances with other telecommunications providers to share the costs and risks of new projects.


                                 FINANCING PLAN

     On July 21, 1998 the Company completed the public offering of $400.0 million principal amount of its 9 3/4% Senior Notes due 2008 (the 'Notes'). See 'Description of Certain Indebtedness -- The Notes.'


     We expect that the net proceeds of the offering after repayment of all subordinated indebtedness to affiliates of the Existing Stockholders, together with proceeds received from the sale of the Notes and internally generated funds, will provide sufficient funds to expand the Company's business as currently planned, pay interest on the Notes and fund its currently expected losses through the second quarter of 2000. After that, the Company expects to require additional financing. See 'Use of Proceeds.'



                  BACKGROUND OF THE COMPANY AND RECONSTITUTION



     The structure and history of the Company is complicated and is summarized as follows:



          (1) Prior to July 14, 1998, our business was operated by Time Warner Cable, which refers to the cable systems owned by Time Warner Entertainment Company, L.P. ('TWE'), Time Warner Entertainment Advance/Newhouse Partnership ('TWE-A/N') and Time Warner Inc. ('Time Warner'). TWE and TWE-A/N are owned as follows:



             (a) TWE is a partnership of subsidiaries of Time Warner and MediaOne of Colorado, Inc. ('MediaOne'); and



             (b) TWE-A/N is a partnership of TWE and Advance/Newhouse Partnership ('Newhouse').



          (2) On July 14, 1998, Time Warner Telecom LLC ('TWT LLC') succeeded to the ownership of our business. TWT LLC and a subsidiary corporation that is currently named Time Warner Telecom Inc. ('TWT Inc.') were formed by Time Warner, MediaOne and Newhouse to conduct the Notes offering that closed on July 21, 1998, and to acquire the assets and liabilities of our business from TWE, TWE-A/N and Time Warner. This transaction resulted in Time Warner, MediaOne and Newhouse (either directly or through subsidiaries) becoming the owners of all of the limited liability company interests in TWT LLC. We refer to Time Warner, MediaOne and Newhouse collectively as the 'Existing Stockholders.'



          (3) At the closing of this Offering of Class A Common Stock, a newly formed corporation that we call 'New Time Warner Telecom' will merge with and be the successor to TWT LLC and TWT Inc., and will have the name Time Warner Telecom Inc. As part of that merger, the Existing Stockholders will exchange their interests in TWT LLC for Class B Common Stock of New Time Warner Telecom. We refer to this reconstitution of the Company from a limited liability company to a corporation as the 'Reconstitution.'



     Immediately following the Reconstitution, the ownership of the Class B Common Stock will be as follows:



Time Warner...................................................   61.98%
MediaOne......................................................   18.85%
Newhouse......................................................   19.17%



See 'The Reconstitution' for additional information.



     Throughout this prospectus we use the terms defined in this section. In addition, as described above, we use the term the 'Company' throughout this prospectus to refer to our business:

             (a) as it was owned and conducted by Time Warner Cable prior to July 14, 1998;



             (b) that is currently owned and conducted by TWT LLC; and



             (c) that, immediately following the offering and the
                 Reconstitution, will be owned and conducted by New Time Warner Telecom.


     The Company's principal executive offices are located at 5700 S. Quebec Street, Greenwood Village, CO 80111, and its telephone number is (303) 566-1000.

                                  THE OFFERING


Class A Common Stock offered...........                    shares
Class A Common Stock offered in:
     U.S. Offering.....................                    shares
     International Offering............  -----------       shares
          Total........................  -----------       shares
Common Stock outstanding after the       -----------
  Offering:............................
     Class A Common Stock..............                    shares(1)
     Class B Common Stock..............  -----------       shares
          Total........................  -----------       shares(1)
Over-allotment option..................  -----------       shares
The Offering...........................  The sale of the Class A Common Stock is referred to in this prospectus as the 'Offering.' We also completed a Notes offering in July 1998.
Use of Proceeds........................  The Company will use the net proceeds from the Offering to repay approximately $174.9 million of outstanding subordinated indebtedness plus accrued interest owed to affiliates of the Existing Stockholders and for general corporate and working capital purposes, which may include payment of interest on the Notes and acquisitions of and joint ventures with other telecommunications service providers. See 'Use of
                                         Proceeds.'
Voting Rights..........................    After the Offering:
                                           the Company will have outstanding two classes of common stock: the
                                           Class A Common Stock and the Class B Common Stock (which are together called the 'Common Stock'); and
                                           the Existing Stockholders will have approximately   % of the combined
                                           voting power of the outstanding Common Stock. As a result, they generally will have the collective ability to control all matters requiring stockholder approval, including the election of directors.
                                           Holders of Class A Common Stock have one vote per share.
                                           Holders of Class B Common Stock have ten votes per share.
                                           Holders of the Class A Common Stock and Class B Common Stock generally vote together as a single class. However, some matters require the approval of 100% of the holders of the Class B Common Stock voting separately as a class, and some matters require the approval of a majority of the holders of the Class A Common Stock, voting separately as a class.
                                         See 'Principal Stockholders,' 'Description of Capital Stock' and
                                          'Certain Relationships and Related Transactions -- Stockholders
                                          Agreement.'
Conversion.............................  Each share of Class B Common Stock is convertible into one share of
                                         Class A Common Stock.
Proposed Nasdaq National Market
  Symbol...............................  'TWTC'


------------


(1) The number excludes approximately     shares of Class A Common Stock
    issuable upon the exercise of employee stock options that will not immediately be exercisable. See 'Management -- Stock Option Plan.'


                                  RISK FACTORS


     You should consider all of the information contained in this prospectus before making an investment in the Class A Common Stock. In particular, you should consider the factors described under 'Risk Factors,' beginning on page 12.

              SUMMARY COMBINED FINANCIAL AND OTHER OPERATING DATA


     The summary statement of operations data for the years ended December 31, 1996, 1997 and 1998 are derived from the audited financial statements of the Company, including the notes, appearing elsewhere in this prospectus. The summary statement of operations data for the year ended December 31, 1994 and 1995 has been derived from audited financial statements of the Company not included in this prospectus. The pro forma other operating data have been derived from the accounting records of the Company and have not been audited. The financial statements of the Company for all periods prior to the reorganization of the Company that occurred on July 14, 1998 reflect the 'carved out' historical financial position, results of operations, cash flows and changes in stockholders' equity of the commercial telecommunications operations of the predecessors of the Company, as if they had been operating as a separate company. The summary financial and other operating data set forth below should be read together with the information contained in 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Company's financial statements, including the notes, appearing elsewhere in this prospectus.



                                                                               YEARS ENDED DECEMBER 31,
                                                           ----------------------------------------------------------------
                                                             1994         1995          1996          1997          1998
                                                           --------     ---------     ---------     ---------     ---------
                                                                        (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
    Dedicated transport services.......................    $  2,169     $   6,505     $  20,362     $  44,529     $  84,024
    Switched services..................................          --           350         3,555        10,872        37,848
                                                           --------     ---------     ---------     ---------     ---------
        Total revenues.................................       2,169         6,855        23,917        55,401       121,872
                                                           --------     ---------     ---------     ---------     ---------
Costs and expenses:
    Operating (1)......................................      10,454        15,106        25,715        40,349        67,153
    Selling, general and administrative (1)............      26,066        34,222        60,366        54,640        77,401
    Depreciation and amortization (1)..................       1,213         7,216        22,353        38,466        50,717
                                                           --------     ---------     ---------     ---------     ---------
        Total costs and expenses.......................      37,733        56,544       108,434       133,455       195,271
                                                           --------     ---------     ---------     ---------     ---------
Operating loss.........................................     (35,564)      (49,689)      (84,517)      (78,054)      (73,399)
Gain on disposition of investments (2).................          --            --            --        11,018            --
Equity in income (losses) of unconsolidated
  affiliates...........................................      (1,611)       (1,391)       (1,547)       (2,082)          127
Interest income........................................          --            --            --            --         9,731
Interest and other, net (1)............................          (3)          (25)          (52)       (1,538)      (29,198)
                                                           --------     ---------     ---------     ---------     ---------
Net loss...............................................    $(37,178)    $ (51,105)    $ (86,116)    $ (70,656)    $ (92,739)
                                                           --------     ---------     ---------     ---------     ---------
                                                           --------     ---------     ---------     ---------     ---------
Basic and diluted loss per common share................
                                                           --------     ---------     ---------     ---------     ---------
                                                           --------     ---------     ---------     ---------     ---------

Average common shares outstanding......................
                                                           --------     ---------     ---------     ---------     ---------
                                                           --------     ---------     ---------     ---------     ---------
OTHER OPERATING DATA:
EBITDA (3).............................................    $(34,351)    $ (42,473)    $ (62,164)    $ (39,588)    $ (22,682)
EBITDA Margin (4)......................................    (1,583.7)%      (619.6)%      (259.9)%       (71.5)%       (18.6)%
Capital expenditures...................................      50,293       141,479       144,815       127,315       126,023
Cash provided (used) by operations.....................     (14,873)      (35,605)      (52,274)      (29,419)         (343)
Cash used in investing activities......................     (52,632)     (145,293)     (149,190)     (120,621)     (378,083)
Cash provided by financing activities..................      67,505       180,898       201,464       150,040       483,566
Pro forma interest expense, net (5)(6).................
Pro forma net loss (5).................................
Pro forma basic and diluted loss per common share
  (5)..................................................
Pro forma average common shares outstanding (5)........


                                                        (footnotes on next page)

                                                                                    AS OF DECEMBER 31,
                                                                ----------------------------------------------------------
                                                                 1994        1995       1996         1997          1998
                                                                -------    --------    -------    ----------    ----------
                                                                                       (THOUSANDS)
OPERATING DATA (7):
Operating Networks...........................................         8          15         18            19            19
Route miles..................................................       880       3,207      5,010         5,913         6,968
Fiber miles..................................................    24,995     116,286    198,490       233,488       272,390
Voice grade equivalent circuits..............................    39,002     158,572    687,001     1,702,431     2,953,454
Digital telephone switches...................................        --           1          2            14            16
Employees....................................................       239         508        673           714           919
Access lines.................................................        --         493      2,793        16,078        78,036



                                                                                               AS OF DECEMBER 31, 1998
                                                                                             ---------------------------
                                                                                                     (THOUSANDS)
                                                                                                           AS ADJUSTED
                                                                                                             FOR THE
                                                                                                         RECONSTITUTION
                                                                                                             AND THE
                                                                                              ACTUAL      OFFERING (8)
                                                                                             --------    ---------------
BALANCE SHEET DATA:
Cash and cash equivalents.................................................................   $105,140
Marketable securities.....................................................................    250,857
Property, plant and equipment, net........................................................    494,158         494,158
Total assets..............................................................................    904,344
Long-term debt (9)........................................................................    574,940
Total stockholders' equity................................................................    207,651


------------


(1) Includes expenses resulting from transactions with affiliates of $1.9 million in 1994, $6.5 million in 1995, $12.4 million in 1996, $17.1 million in 1997 and $27.7 million in 1998. See note 7 to the Company's financial statements appearing elsewhere in this prospectus for an explanation of these expenses.



(2) In September 1997, the Company completed a series of transactions related to its interests in the Hyperion Partnerships, a group of unconsolidated telecommunication partnerships serving the New York area. In these transactions, the Company sold its interests in the partnerships serving the Buffalo and Syracuse markets in exchange for $7.0 million of cash and all of the minority interests in the partnerships serving the Albany and Binghamton markets that were not already owned by the Company. In connection with these transactions, the Company recognized a gain of approximately $11.0 million.



(3) 'EBITDA' is defined as operating income (loss) before depreciation and amortization expense. It does not include charges for interest expense or provisions for income taxes. Accordingly, EBITDA is not intended to replace operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. Rather, EBITDA is a measure of operating performance and liquidity that you may consider in addition to those measures. The Company believes that EBITDA is a standard measure of operating performance and liquidity that is commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. However, EBITDA as used in this prospectus may not be comparable to similarly titled measures reported by other companies.


(4) EBITDA Margin represents EBITDA as a percentage of revenues.


(5) The pro forma statement of operations data for the year ended December 31, 1998 gives effect to the Reconstitution, the Offering and the sale of the Notes as if they had occurred at the beginning of 1998. The pro forma amounts are presented for informational purposes only and do not necessarily indicate the actual amounts that would have been reported if the transactions had been consummated at that date, nor do they necessarily indicate future results. The pro forma data excludes a one-time $39.4 million charge to earnings, recognized by the Company on the Reconstitution date, to record a net deferred tax liability associated with the change from a limited liability company to a corporation.


(6) Pro forma interest expense gives effect to:


           the issuance of $400.0 million principal amount of the Notes at an interest rate of 9.75% at the beginning of 1998 and


                                              (footnotes continued on next page)

(footnotes continued from previous page)


           the use of $   million of the net proceeds from the Offering to repay
           subordinated indebtedness to affiliates of the Existing Stockholders,



   in each case as if the transactions had occurred at the beginning of 1998 assuming approximately 4.0% of the interest on the Notes would have been capitalized under FASB Statement No. 34, 'Capitalization of Interest Costs.' In addition, pro forma interest expense includes $1.25 million for the year ended December 31, 1998 relating to the amortization of approximately $12.5 million of debt issuance costs over a ten-year period.



(7) Includes all managed properties, including unconsolidated affiliates. The unconsolidated affiliates consist of MetroComm AxS, L.P. in Columbus, Ohio and the Albany and Binghamton, New York networks. Albany and Binghamton were wholly owned at December 31, 1997.


(8) Adjusted to give effect to:


           the issuance by the Company and distribution to the Existing Stockholders of shares of Class B Common Stock pursuant to the Reconstitution,



           the issuance and sale by the Company of       shares of Class A
           Common Stock in the Offering at an assumed initial public offering
           price per share of $       , the midpoint of the range set forth on
           the cover page of this prospectus,



           the application of the net proceeds to the Company from the Offering
           to repay $   million of subordinated indebtedness to affiliates of
           the Existing Stockholders and



           a reduction in stockholders' equity that reflects a one-time $39.4 million charge to earnings, recognized by the Company on the Reconstitution date, to record a net deferred tax liability associated with the change from a limited liability company to a corporation. See 'Use of Proceeds' and 'Capitalization.'



(9) As of December 31, 1998, long-term debt consisted of (a) $400.0 million principal amount of Notes and (b) $174.9 million principal amount of subordinated loans payable to affiliates of the Existing Stockholders.

                                  RISK FACTORS


     Prior to investing in the Class A Common Stock, you should carefully consider the following risks.






OUR LIMITED OPERATING HISTORY MAY NOT BE A RELIABLE BASIS FOR
EVALUATING OUR PROSPECTS.



     Time Warner Cable began the Company's business in 1993. Since the beginning of 1997, our business has changed substantially as it has rapidly expanded into switched services. As a result, prospective purchasers have limited historical financial information available to evaluate our likely future performance. When making a decision to invest in the Class A Common Stock, prospective purchasers should consider the risks, expenses and difficulties frequently encountered by companies that are in the development stage.



WE HAVE A HISTORY OF OPERATING LOSSES AND NEGATIVE CASH FLOW.



     The Company has incurred operating losses and negative cash flow since inception. For the years ended December 31, 1997 and 1998, the Company had combined operating losses of $78.1 million and $73.4 million. The Company had negative EBITDA for the year ended December 31, 1997 of $39.6 million, and for the year ended December 31, 1998 of $22.7 million.



     EBITDA has the meaning described in footnote 3 under 'Summary Combined Financial and Other Operating Data.'



WE EXPECT TO EXPERIENCE NEGATIVE CASH FLOW AND OPERATING LOSSES FOR THE FORESEEABLE FUTURE.



     The Company expects to continue to incur operating losses and negative cash flow as the Company builds its networks and expands its customer base. This will reduce our ability to meet working capital needs and increase our need for external financing.



     The development of our business requires substantial capital expenditures. A substantial part of these expenditures are incurred before any related revenues are realized. Capital expenditures and other operating expenditures will result in negative cash flow and operating losses until and unless we develop an adequate customer base and revenue stream. We expect that each network will produce negative cash flow for at least two and a half years after it begins operations in that network. Moreover, the Company may never develop an adequate customer base, sustain profitability, or generate sufficient cash flow.



WE WILL REQUIRE SUBSTANTIAL CAPITAL TO EXPAND OUR OPERATIONS.



     The development and expansion of the Company's networks requires substantial capital. If this capital is not available when needed, our business will be adversely affected. We expect our principal capital requirements in the next two years to be:



      $300.0 million to purchase and install switches, electronics, fiber and other technologies in existing and future networks; and



      $50.0 million for capital expenditures on the Company's management information system infrastructure.



WE EXPECT TO REQUIRE ADDITIONAL THIRD PARTY FINANCING BEGINNING IN 2000.



     We expect to require additional financing beginning in 2000, or possibly sooner, as explained below. When we seek additional financing, the terms offered may place significant limits on our financial and operating flexibility, or may not be acceptable to us. The failure to raise sufficient funds when needed and on reasonable terms may require us to modify or significantly curtail our business expansion plans. This could have a material adverse impact on the Company's growth, ability to compete, and ability to service its existing debt.



     The Company expects the proceeds of the Offering, after repayment of subordinated indebtedness to affiliates of the Existing Stockholders, the proceeds of the Notes offering, and internally generated funds to provide sufficient capital to fund its current business plans through the second quarter of 2000. We expect to require additional financing after that date and may seek a revolving bank credit facility and vendor financing prior to that time. The Company may also be required to seek additional financing sooner than 2000 if:


      the Company's business plans and cost estimates prove to be inaccurate;

      the Company decides to accelerate the expansion of its business and existing networks;



      the Company consummates acquisitions or joint ventures that require capital; or



      the Company is not able to lease additional capacity from Time Warner Cable at acceptable rates.



     Although the Existing Stockholders financed the Company's business prior to the offering of the Notes, they are not required to provide any future financing.



OUR SIGNIFICANT INDEBTEDNESS MAY IMPAIR OUR FINANCIAL AND OPERATING FLEXIBILITY.



     The Company has a significant amount of debt outstanding. This substantial indebtedness may have an adverse impact on the Company. For example:


      the Company's ability to obtain additional financing may be limited;

      a substantial portion of its cash flow will be dedicated to pay interest and principal on its debt;


      the Company's ability to satisfy its debt obligations may be diminished;


      the Company may be more vulnerable to economic downturns; and

      the Company's ability to withstand competitive pressure may be more limited.


     As of December 31, 1998, after giving pro forma effect to the Reconstitution, the Offering, the sale of the Notes, and the repayment of
$       million of indebtedness, the Company would have $       million of
consolidated total debt. This includes $       million of subordinated debt to
affiliates of the Existing Stockholders and $       million of consolidated
stockholders equity.



THE INDENTURE FOR THE NOTES CONTAINS RESTRICTIVE COVENANTS THAT MAY LIMIT OUR FLEXIBILITY.



     The indenture limits, and in some circumstances prohibits, the ability of the Company to:



      incur additional debt;



      pay dividends;



      make investments or other restricted payments;



      engage in transactions with stockholders and affiliates;



      create liens;



      sell assets;



      issue or sell capital stock of subsidiaries; and



      engage in mergers and consolidations.



     These covenants may limit our financial and operating flexibility. In addition, if the Company does not comply with these covenants, the holders of the Notes may accelerate the Company's debt under the Notes and the holders of other indebtedness of the Company may also have the right to accelerate their debt.



THE MARKET VALUE OF YOUR INVESTMENT MAY BE ADVERSELY AFFECTED IF WE DO NOT SUCCESSFULLY MANAGE THE EXPANSION OF THE SWITCHED SERVICES BUSINESS AND OUR EXPANSION INTO NEW MARKETS AND SERVICES.



     Since 1997, the Company has been implementing switched services at a rapid rate. We expect switched services, which provided one-third of revenues in 1998, to be the predominant source of future growth and revenues. In addition, the Company plans to offer new telecommunications services, expand service in its existing markets, interconnect its existing markets and enter new markets. If we are not successful in implementing these changes, our results of operations and stock price will likely be adversely affected.



     Our ability to manage this expansion depends on many factors, including the ability to:


      attract new customers and sell new services to existing customers;

      design, acquire and install transmission and switching facilities;

      obtain any required governmental permits and rights-of-way;

      implement interconnection with local exchange carriers;

      expand, train and manage its employee base;


      improve its financial, operating and information systems to effectively manage its growth; and


      accurately predict and manage the cost and timing of its capital expenditure programs.

     Even if the Company is successful in completing the infrastructure to support its expanded business, that business may not be profitable and may not generate positive cash flow for the Company.


WE MAY NEED TO OBTAIN ADDITIONAL FIBER OPTIC CAPACITY BEYOND WHAT TIME WARNER CABLE PROVIDES US.



     The Company licenses much of its fiber optic capacity on Time Warner Cable's networks. However, Time Warner Cable is not obligated to provide additional capacity to the Company and may or may not choose to do so. If we cannot obtain additional capacity from Time Warner Cable at acceptable rates, the increased costs may adversely affect our business in some locations. Also, if Time Warner Cable fails to maintain the necessary permits, rights-of-way and governmental authorization, or if the Company cannot rely on Time Warner Cable's licenses and permits, the Company's business may be adversely affected in some locations.



OUR BUSINESS MAY BE LIMITED IF THE CAPACITY LICENSE WITH TIME WARNER CABLE EXPIRES OR IS TERMINATED.





     If the capacity license is not renewed on expiration in 2028 or is terminated prior to that time, the Company may need to build, lease, or otherwise obtain fiber optic capacity. The terms of those arrangements may be materially less favorable to the Company than the terms of its existing capacity license. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.'



     At expiration of the capacity license, Time Warner Cable is obligated to negotiate a renewal in good faith, but the Company may be unable to reach agreement with Time Warner Cable on acceptable terms. In addition, Time Warner Cable may terminate the capacity license before expiration upon:


      a material impairment of Time Warner Cable's ability to provide the license by law;

      a material breach of the capacity license by the Company; or

      the institution of any proceedings to impose any public utility or common carrier status or obligations on Time Warner Cable, or any other proceedings challenging Time Warner Cable's operating authority as a result of the services provided to the Company under the capacity license.


     The capacity license prohibits the Company from offering residential services or content services with the capacity licensed from Time Warner Cable.





WE MAY LOSE THE RIGHT TO USE THE 'TIME WARNER' NAME.



     The Company believes the 'Time Warner' brand name is valuable and its loss could have an adverse effect on the Company. Under a license agreement with Time Warner, the Company is required to discontinue use of the 'Time Warner' name in the following circumstances:



      upon the expiration of the license agreement; the license agreement has an initial term of four years and may be renewed;




      Time Warner no longer owns at least 30% of the Common Stock;



      Time Warner no longer has the right to nominate at least three members of the Company's board of directors;



      the Company violates covenants in the capacity license with Time Warner Cable relating to residential services and content services; or



      an Existing Stockholder transfers its Class B Common Stock and its rights to designate nominees to the board of directors to a third party.



     Under these circumstances, the Company may change its name to TW Telecom
Inc.

THE COMPANY DEPENDS ON INTERCONNECTION WITH INCUMBENT LOCAL EXCHANGE CARRIERS.



     The Company's services may be less attractive if it cannot obtain high quality, reliable and reasonably priced interconnection from incumbent local exchange carriers. The 1996 Act requires incumbent local exchange carriers to allow the Company to connect to their networks, thereby connecting to end users not on the Company's networks ('interconnection'). However, negotiating interconnection agreements with the incumbent local exchange carriers takes considerable time, effort and expense. The agreements are also subject to state and local regulation. The Company may be unable to obtain interconnection at rates that are both competitive and profitable.



WE MAY NOT BE ABLE TO OFFER LONG DISTANCE SERVICES ON A PROFITABLE BASIS.



     The Company has begun to offer long distance services. The long distance market is extremely competitive. The risks associated with this market for the Company include the following:



      we may need to engage in significant price competition and discounting to attract and retain customers;



      we may experience high average customer turnover or 'churn' rates;



      we will rely on other carriers for a portion of our transmission and termination services; and



      we may have difficulty in estimating future supply and demand.



Among other things, we may be obligated to pay underutilization charges to other carriers if we overestimate our needs for transmission services. We may also face higher prices if we underestimate our transmission needs.



THE LOCAL SERVICES MARKET IS HIGHLY COMPETITIVE, AND MANY OF OUR COMPETITORS HAVE SIGNIFICANT ADVANTAGES THAT MAY ADVERSELY AFFECT OUR ABILITY TO COMPETE WITH THEM.



     The Company operates in an increasingly competitive environment and some companies may have competitive advantages over the Company. Most incumbent local exchange carriers offer substantially the same services as those offered by the Company. Incumbent local exchange carriers benefit from:


      longstanding relationships with their customers;

      greater financial and technical resources;

      the ability to subsidize local services from revenues in unrelated businesses; and

      recent regulations that relax price restrictions and decrease regulatory oversight of incumbent local exchange carriers.


     The Company also faces competition from new entrants into the local services business, who may also be better established and have greater financial resources. These advantages may impair the Company's ability to compete in price and service offerings or require the Company to sustain prolonged periods of operating losses in order to retain customers. The current trend of consolidation of telecommunications companies and strategic alliances within the industry could give rise to significant new or stronger competitors for the Company. Some long distance carriers who are customers of the Company are pursuing alternative ways to obtain local telecommunications services, including by acquiring local exchange carriers or constructing their own facilities.





COMPETITION IN LOCAL SERVICES HAS ALSO INCREASED AS A RESULT OF CHANGING GOVERNMENT REGULATIONS.

     The 1996 Act has increased competition in the local telecommunications business. The 1996 Act:

      requires all local exchange providers to offer their services for resale;


      allows long distance carriers to resell local services;



      requires incumbent local exchange carriers to offer to requesting telecommunications carriers network elements on an unbundled basis; and



      requires incumbent local exchange carriers to offer to requesting telecommunications carriers the services they provide to end-users to other carriers at wholesale rates.

     Competition may also increase as a result of a recent World Trade Organization agreement on telecommunications services. As a result of the agreement, the FCC has made it easier for foreign companies to enter the U.S. telecommunications market.






SEVERAL CUSTOMERS ACCOUNT FOR A SIGNIFICANT AMOUNT OF OUR REVENUES.



     The Company has substantial business relationships with a few large customers. A significant reduction in the level of services the Company performs for any of these customers could have a material adverse effect on the Company's business. For the year ended December 31, 1998, the Company's top 10 customers accounted for 37.8% of the Company's combined revenues. The top 2 customers, which are long distance carriers, accounted for 23.7% of the combined revenues, although most of this business is directed to the Company by customers of the long distance carriers. No other customer accounted for 10% or more of revenues.






WE ARE SUBJECT TO SIGNIFICANT FEDERAL AND STATE REGULATION THAT CAN SIGNIFICANTLY AFFECT PRICING AND PROFITABILITY.



     Existing Federal and state regulations, or new regulations, could have a material impact on the prices and revenues of the Company. Most rates charged by the Company to its customers must be filed with the FCC and/or state regulators, which provides price transparency to customers and competitors.



     In addition, when the Company provides local exchange services in a market, the Communications Act of 1934 ('Communications Act') and FCC rules require it to:



      not unreasonably limit the resale of its services;



      provide telephone number portability if technically feasible;



      provide dialing parity to competing providers;



      provide access to poles, ducts and conduits owned by it; and



      establish reciprocal compensation arrangements for the transport and termination of telecommunications.








WE MAY RECEIVE LESS REVENUE IF INCUMBENT LOCAL EXCHANGE CARRIERS SUCCESSFULLY CHALLENGE RECIPROCAL COMPENSATION.



     The Company currently receives compensation from incumbent local exchange carriers for terminating local calls at the premises of internet service providers. Some companies have challenged the right of the Company and others to receive this compensation. Determinations by the FCC or by state utility commissions that such traffic should not be subject to termination compensation could be adverse to the Company. See 'Business -- Government Regulation.'



WE DEPEND ON GOVERNMENTAL AND OTHER AUTHORIZATIONS.



     The development, expansion and maintenance of the Company's networks will depend on, among other things, its ability to obtain rights-of-way and other required governmental authorizations and permits. Any increase in the difficulty or cost of obtaining these authorizations and permits could adversely affect the Company, particularly where it must compete with companies that already have the necessary permits. In order to compete effectively, the Company must obtain these authorizations in a timely manner, at reasonable costs and on satisfactory terms and conditions. In certain of the cities or municipalities where the Company provides network services, it pays license or franchise fees. The 1996 Act permits municipalities to charge these fees only if they are competitively neutral and nondiscriminatory, but certain municipalities may not conform their practices to the requirements of the 1996 Act in a timely manner or without legal challenge. The Company also faces the risks that other cities may start imposing fees, fees will be raised or franchises will not be renewed. Some of the Company's franchise agreements also provide for increases or renegotiation of fees at certain intervals. Any increases in these fees may have a negative impact on the Company's financial condition.

WE ARE DEPENDENT ON TIME WARNER CABLE'S PERMITS, LICENSES AND RIGHTS-OF-WAY.



     The Company currently licenses a significant portion of its capacity from Time Warner Cable. Municipalities that regulate Time Warner Cable may or may not seek to impose additional franchise fees or otherwise charge Time Warner Cable. The Company must reimburse Time Warner Cable for any new fees or increases. Time Warner Cable or the Company may not be able to obtain all necessary permits, licenses or agreements from governmental authorities or private rights-of-way providers necessary to effect future license transactions. This would hinder the Company's ability to expand its existing networks or develop new networks successfully in locations served by Time Warner Cable.



WE MAY FACE RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS.



     The Company may acquire other businesses that will complement its existing business. These acquisitions will likely involve some or all of the following risks:


      the difficulty of assimilating the acquired operations and personnel;

      the potential disruption of the Company's ongoing business;

      diversion of resources;

      the possible inability of management to maintain uniform standards, controls, procedures and policies;


      the possible difficulty of managing its growth and information systems;


      the risks of entering markets in which the Company has little experience; and

      the potential impairment of relationships with employees or customers.




WE EXPECT THAT OUR QUARTERLY OPERATING RESULTS WILL FLUCTUATE.



     As a result of the limited revenues and significant expenses associated with the expansion and development of its networks and services, the Company anticipates that its operating results could vary significantly from quarter to quarter. Changes in the usage or payment patterns of significant customers may also cause operating results to vary.



SOME OF OUR ASSETS MAY FLUCTUATE IN VALUE.



     After the Offering, the Company will hold a significant part of the proceeds of the Notes offering in marketable securities, including investment grade corporate debt securities. The value of these securities will likely be affected by changes in interest rates and general market conditions. Periodic fluctuations in the value of these assets will affect our quarterly results.



WE EXPECT TO DEPEND ON THIRD PARTY VENDORS FOR INFORMATION SYSTEMS.



     The Company has entered into agreements with vendors that provide for the development and operation of back office systems, such as ordering, provisioning and billing systems. The failure of those vendors to perform their services in a timely and effective manner at acceptable costs could have a material adverse effect on the Company's growth and its ability to monitor costs, bill customers, provision customer orders and achieve operating efficiencies. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000.'


AFTER THE OFFERING, THE EXISTING STOCKHOLDERS WILL CONTINUE TO CONTROL THE COMPANY.

     After the Offering, the Existing Stockholders will hold all the outstanding shares of Class B Common Stock. The Existing Stockholders generally will have the collective ability to control all matters requiring stockholder approval, including the nomination and election of directors. The Class B Common Stock is not subject to any mandatory conversion provisions other than pursuant to certain transfer restrictions. The disproportionate voting rights of the Class B Common Stock relative to the Class A Common Stock may delay or prevent a change in control of the Company, and may make the Company a less attractive takeover target. See 'Principal Stockholders' and 'Description of Capital Stock.'

THE EXISTING STOCKHOLDERS MAY COMPETE WITH THE COMPANY.


     The Existing Stockholders are in the cable television business. There is no restriction on the Existing Stockholders' ability to compete with the Company. They may, now or in the future, provide the same or similar services to those provided by the Company. Time Warner and AT&T have also announced their intention to form a joint venture to offer any distance telephone services to residential and small business customers in Time Warner Cable's service areas, utilizing its cable facilities. Although the Company primarily targets large- and medium-size business customers in the same services areas, the proposed joint venture could compete directly with the Company with respect to small business customers.



LIMITATIONS ON THE COMPANY'S BUSINESS ACTIVITIES.



     The Company's restated certificate of incorporation restricts the Company's business activities. These restrictions limit our ability to expand our business and could deprive the Company of valuable future opportunities. Under the restated certificate of incorporation, the Company may not, directly or through a subsidiary or affiliate:



      provide residential services, or



      produce or otherwise provide entertainment, information, or any other content services, with certain limited exceptions.



     The Company may engage in these activities with the affirmative vote of all the holders of the Class B Common Stock or on the earlier of:



      five years from the date of the restated certificate of incorporation, or the date the Class B Common Stock represents less than 50% of the voting power of the Company.



See 'Description of Capital Stock.'



     The Company is subject to the same restrictions under the capacity license with Time Warner Cable, except that those restrictions apply only to the Company's use of the leased capacity but last until the capacity license expires in 2028 or is terminated. The Company believes these restrictions will not materially affect its ability to operate its business as currently planned.



SOME OF OUR DIRECTORS MAY HAVE CONFLICTS OF INTEREST.



     Some directors of the Company are also directors, officers or employees of the Existing Stockholders or their affiliates. Although these directors have fiduciary obligations to the Company under Delaware law, they may face conflicts of interest. For example, conflicts of interest may arise with respect to certain business opportunities available to, and certain transactions involving, the Company. The Existing Stockholders have not adopted any special voting procedures to deal with such conflicts of interest. The resolution of these conflicts may be unfavorable to the Company. The Company's restated certificate of incorporation provides for the allocation of corporate opportunities between the Company and the Existing Stockholders. See 'Description of Capital Stock' and 'Certain Relationships and Related Transactions.'






IF WE DO NOT ADAPT TO RAPID CHANGES IN THE TELECOMMUNICATIONS INDUSTRY, WE COULD LOSE CUSTOMERS OR MARKET SHARE.



     The telecommunications industry will continue to experience rapid changes in technology. The Company's future success may depend on its ability to adapt to any changes in the industry. A failure by the Company to adopt new technology, or the Company's choice of one technological innovation over another, may have an adverse impact on the Company's ability to compete or meet customer demands.



WE DEPEND ON OUR ABILITY TO RECRUIT AND RETAIN KEY PERSONNEL.



     The success of the Company depends in large part on the ability to attract and retain highly skilled and qualified personnel. The competition for qualified personnel in the telecommunications industry is intense, and the Company may be unable to hire or retain the necessary personnel. The business is managed by a small group of key executive officers. The loss of any of these officers could have an adverse impact on the business.

Although these key executives have considerable experience in the telecommunications industry, they have not previously operated a public company. The Company has employment agreements with the following key officers: Ms. Herda, Messrs. Jones, Powers, Rayner, Blount and Whinery, and Ms. Rich.


FUTURE SALES OF SHARES OF CLASS A COMMON STOCK COULD DEPRESS THE PRICE OF THE CLASS A COMMON STOCK.


     The market price of the Class A Common Stock could drop as a result of sales in the market after the Offering. The perception that such sales could occur may also affect its trading price. These factors could also make it more difficult for the Company to raise funds through future offerings of Common Stock.



     In connection with the Offering, the officers, directors and Existing Stockholders have agreed that, with certain exceptions, they will not sell shares of Common Stock for 180 days after the date of this prospectus without the consent of Morgan Stanley & Co. Incorporated. After the 180 day period, the officers, directors and Existing Stockholders may decide to dispose of their shares of Class A Common Stock. Sales of shares at that time may have an adverse effect on the price of the Class A Common Stock.



     There will be        shares of Class A Common Stock and        shares of
Class B Common Stock outstanding after the Offering. The Class B Common Stock is convertible into Class A Common Stock on a one-to-one ratio. The shares of Class A Common Stock sold in the Offering will be freely transferrable without further registration, except for any shares purchased by 'affiliates,' as that term is defined in Rule 144 under the Securities Act. The remaining shares of Class A Common Stock and any shares of Class A Common Stock converted from
Class B Common Stock are 'restricted securities' within the meaning of the Securities Act. These shares may only be sold under a registration statement or an exemption under the Securities Act. The Existing Stockholders have rights to require the Company to register sales of shares of Class A Common Stock and shares of Class B Common Stock.


     The Company has also initially reserved        shares of Class A Common
Stock for the exercise of employee stock options. The amount of this reservation
may be increased depending upon the size of the Offering. Approximately    stock
options are outstanding as of             . See 'Underwriters.'

THE CLASS A COMMON STOCK HAS NOT BEEN PUBLICLY TRADED BEFORE THIS OFFERING AND THE STOCK PRICE MAY BE VOLATILE.


     The Class A Common Stock has not been publicly traded prior to the Offering. The Company expects the Class A Common Stock to be approved for quotation on the Nasdaq National Market. However, an active trading market may not develop or be sustained. The Company and the underwriters will determine the initial public offering price. The initial public offering price may not be indicative of the trading prices after the Offering. The price after the Offering may be volatile, and may fluctuate due to factors such as:


      actual or anticipated fluctuations in quarterly and annual results;

      announcements of technological innovations;

      introduction of new services;


      mergers and strategic alliances in the telecommunications industry; and


      changes in government regulation.

In recent years, the market for stock in technology, telecommunications, and computer companies has been highly volatile. This is particularly true for companies with relatively small capitalizations, such as the Company.


WE DO NOT EXPECT TO PAY DIVIDENDS FOR THE FORESEEABLE FUTURE.



     The Company is effectively prohibited from paying dividends on its Common Stock for the foreseeable future under the terms of the indenture for the Notes. Moreover, we plan to retain all earnings for investment in our business, and do not plan to pay dividends at any time in the foreseeable future. See 'Dividend Policy.'

PURCHASERS WILL HAVE SUBSTANTIAL AND IMMEDIATE DILUTION.

     Purchasers of the Class A Common Stock will incur immediate and substantial
dilution of $       in the pro forma net tangible book value per share (assuming
an offering price of $       per share). See 'Dilution.'




IF WE FAIL TO TIMELY RESOLVE POTENTIAL YEAR 2000 PROBLEMS, WE COULD EXPERIENCE MAJOR SYSTEM FAILURES.



     If the Company or its significant vendors or suppliers experience Year 2000 problems, those problems could have a negative impact on the Company's networks, customer order processing and provisioning systems, customer billing and data interfaces to and from these systems. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000.' The Company has implemented comprehensive efforts to assess and remediate its computer systems and related software and equipment to ensure that those systems, software and equipment recognize, process and store information in the Year 2000 and later years. The Company is also verifying the Year 2000 readiness of its significant suppliers and vendors. Our management believes that it has established a program to resolve significant Year 2000 issues in a timely manner. However, the process for addressing these issues is not yet complete.

                                USE OF PROCEEDS


     The Company estimates the net proceeds from the sale of    shares of Class
A Common Stock in the Offering to be approximately $ million (or approximately $ million if the U.S. underwriters exercise their over-allotment option). This
is based on the assumption that the initial public offering price is $   per
share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and other
expenses of approximately $         payable by the Company.



     The Company intends to use approximately $     million of the net proceeds
of the Offering to repay all outstanding subordinated indebtedness, plus accrued interest, owed to affiliates of the Existing Stockholders. Any remaining proceeds will be used for general corporate and working capital purposes, which may include acquisitions and joint ventures. Pending these uses, the net proceeds of the Offering will be invested in short-term, money market instruments. This subordinated indebtedness that will be repaid bears interest payable in kind at an annual rate equal to The Chase Manhattan Bank's prime lending rate as in effect from time to time, and matures on August 15, 2008.



     The Company, from time to time, evaluates potential acquisitions of, and joint ventures relating to, networks currently owned and operated by other companies, including affiliates of the Existing Stockholders, and expects to continue to do so. If the Company enters into a definitive agreement with respect to any acquisition or joint venture, it may require additional financing or it may elect to use a portion of the proceeds of the Offering or the proceeds from the sale of the Notes not previously expended for other purposes.



     The Company expects that any net proceeds of the Offering that remain after repayment of subordinated indebtedness to affiliates of the Existing Stockholders, together with the net proceeds received from the sale of the Notes and internally generated funds, will provide sufficient funds for the Company to:



       expand its business as currently planned,



       pay interest on the Notes and



      fund its currently expected losses,



in each case through the second quarter of 2000. After that, the Company expects to require additional financing. However, if the Company's plans or assumptions change or prove to be inaccurate, or the foregoing sources of funds prove to be insufficient to fund the Company's growth and operations, or if the Company consummates acquisitions or joint ventures, the Company may be required to seek additional capital sooner than currently anticipated.



     The Company's revenues and costs are dependent upon factors that the Company cannot control, such as regulatory changes, changes in technology and increased competition. Due to the uncertainty of these and other factors, actual revenues and costs may vary from expected amounts, possibly to a material degree, and such variations are likely to affect the Company's future capital requirements. Sources of financing may include public or private debt or equity financing by the Company or its subsidiaries, vendor financing or other financing arrangements. At a future date, the Company may negotiate a bank credit facility to provide it with working capital and enhance its financial flexibility. This financing may not be available on terms acceptable to the Company or at all. The Company's issuance of additional equity securities could cause substantial dilution of your interest in the Company.


                                DIVIDEND POLICY


     The Company intends to retain any future earnings to finance its growth strategy and the development and expansion of its networks and operations. We do not anticipate paying any dividends in the foreseeable future. The decision whether to pay dividends will be made by the Company's board of directors in light of conditions then existing, including the Company's results of operations, financial condition and requirements, business conditions, covenants under loan agreements and other contractual arrangements, and other factors. In addition, the indenture for the Notes contains covenants that effectively prevent the Company from paying dividends on the Common Stock for the forseeable future.

                               THE RECONSTITUTION


     New Time Warner Telecom was recently formed to conduct the Offering and to become the successor to both of TWT LLC and TWT Inc. TWT LLC was formed to acquire the telephony business formerly operated by Time Warner Cable and to conduct the Notes offering. TWT Inc. was formed solely for the purpose of serving as co-obligor of the Notes. In connection with the reorganization of the Company that occurred on July 14, 1998, the Existing Stockholders received all the limited liability company interests of TWT LLC. These interests will be exchanged in connection with the Reconstitution for all the outstanding Class B Common Stock of New Time Warner Telecom.


     The Company's authorized capital includes two classes of Common Stock, Class A Common Stock and Class B Common Stock, which will be identical in all respects except that


          (a) holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders;



          (b) certain matters require the approval of 100% of the outstanding Class B Common Stock, voting separately as a class; and



          (c) certain other matters require the approval of a majority of the outstanding Class A Common Stock, voting separately as a class. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.


See 'Description of Capital Stock' and 'Principal Stockholders.'


     The following diagram is the organizational structure of the Company immediately following the Offering. This diagram assumes that shares of Class A
Common Stock are issued in the Offering and excludes (a)    shares of Class A
Common Stock issuable upon exercise of the U.S. underwriters' over-allotment
option and (b) approximately   shares of Class A Common Stock issuable upon the
exercise of employee stock options that will not immediately be exercisable. See 'Management -- Stock Option Plan.' The interests of Time Warner, MediaOne and
Newhouse consist of Class B Common Stock. Assuming   shares of Class A Common
Stock are issued in the Offering, Time Warner, MediaOne and Newhouse would hold
Class B Common Stock representing   %,   % and   % of the voting power,
respectively.



                                  [CHART]

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of December 31, 1998, as adjusted to reflect:



      the issuance and sale of the    shares of Class A Common Stock offered in
      the Offering and the application of the net proceeds from the Offering to
      repay $   million of subordinated indebtedness to affiliates of the
      Existing Stockholders and



      the Reconstitution, including a reduction in stockholders' equity resulting from a one-time $39.4 million charge to earnings, recognized by the Company upon the Reconstitution date, to record a net deferred tax liability associated with the change from a limited liability company to a corporation.



See 'Use of Proceeds' and 'The Reconstitution.'



     The assumed public offering price is $      per share, the midpoint of the
range set forth on the cover of this prospectus. The table further assumes that the U.S. underwriters do not exercise their over-allotment option and excludes
approximately       shares of Class A Common Stock issuable upon the exercise of employee stock options that are not immediately exercisable. See
'Management -- Stock Option Plan.' This table should be read together with 'Selected Combined Financial and Other Operating Data,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' and the Company's financial statements, including the notes, appearing elsewhere in this prospectus.



                                                                                        AS OF DECEMBER 31, 1998
                                                                                  -----------------------------------
                                                                                              (THOUSANDS)
                                                                                                    AS ADJUSTED
                                                                                               FOR THE RECONSTITUTION
                                                                                   ACTUAL         AND THE OFFERING
                                                                                  ---------    ----------------------
Cash and cash equivalents......................................................   $ 105,140          $
                                                                                  ---------        ------------
                                                                                  ---------        ------------
Marketable securities..........................................................   $ 250,857          $
                                                                                  ---------        ------------
                                                                                  ---------        ------------
Long-term debt:
     Notes.....................................................................   $ 400,000          $  400,000
     Subordinated loans payable to affiliates of the Existing
       Stockholders(1).........................................................     174,940
                                                                                  ---------        ------------
          Total long-term debt.................................................     574,940             400,000
Stockholder's equity (deficit):
     Class A Common Stock, $.01 par value;    shares authorized, and    shares
       issued and outstanding on a pro forma basis, respectively...............
     Class B Common Stock, $   par value;    shares authorized,    and
       shares issued and outstanding on a pro forma basis, respectively........
     Contributed capital
          Contributed capital..................................................     555,807
          Accumulated deficit prior to the reorganization of the Company that
            occurred on July 14, 1998..........................................    (299,340)
                                                                                  ---------        ------------
          Total contributed capital............................................     256,467
     Accumulated Deficit.......................................................     (48,816)            (88,179)
                                                                                  ---------        ------------
Total stockholders' equity.....................................................     207,651
                                                                                  ---------        ------------
          Total capitalization.................................................   $ 782,591          $
                                                                                  ---------        ------------
                                                                                  ---------        ------------


------------


(1) As of December 31, 1998, the Company had outstanding approximately $174.9 million of indebtedness to affiliates of the Existing Stockholders, all of which is subordinated in right of payment to the Notes. The indenture for the Notes provides that subordinated indebtedness may be repaid prior to maturity with the net proceeds of any offering of common stock or equivalent interests of the Company, including the Offering.

                                    DILUTION


     The pro forma net tangible book value of the Company as of December 31,
1998 was $   million, or $   per share of Class A Common Stock. Pro forma net
tangible book value per share is determined by dividing the tangible net worth of the Company (total assets less intangible assets and total liabilities) by the aggregate number of shares of Class A Common Stock and Class B Common Stock outstanding, assuming the Reconstitution and the Offering had taken place on
December 31, 1998. After giving effect to the sale of the    shares of Class A
Common Stock offered in the Offering at an assumed initial public offering price
of $   per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds from the Offering, pro forma net tangible book value of the Company as of December 31,
1998, would have been approximately $   million, or $   per share. This
represents an immediate                in pro forma net tangible book value of
$   per share to the Existing Stockholders of the Company and an immediate
dilution in pro forma net tangible book value of $   per share to purchasers of
Class A Common Stock in the Offering. The following table illustrates this per share dilution:



Initial public offering price per share..............................................             $
Pro forma net tangible book value per share at December 31, 1998(1)..................
Increase in pro forma net tangible book value per share attributable to purchasers in the Offering.......................................................................
                                                                                        ------
Pro forma net tangible book value per share after the Offering.......................
                                                                                                  ------
Dilution in pro forma net tangible book value per share to purchasers of Class A
  Common Stock in the Offering(2)....................................................             $
                                                                                                  ------
                                                                                                  ------


------------


(1) Pro forma net tangible book value per share at December 31, 1998, includes
           .


(2) Dilution is determined by subtracting pro forma net tangible book value per share after the Offering from the initial public offering price per share.


                            ------------------------
     The following table summarizes, on a pro forma basis, as of December 31, 1998, the numbers of shares purchased, the total consideration paid or to be paid and the average price per share paid or to be paid by the Existing Stockholders and the purchasers of Class A Common Stock in the Offering, at the
initial public offering price of $   per share, the midpoint of the range set
forth on the cover page of this prospectus, before deducting estimated Offering
expenses of $         and underwriting discounts and commissions. The
calculations in the table exclude an aggregate of: (a)    shares of Class A
Common Stock issuable pursuant to the U.S. underwriters' overallotment option,
(b) approximately    shares of Class A Common Stock issuable upon the exercise
of employee stock options that are not immediately exercisable and (c) additional shares of Class A Common Stock reserved for awards under the Company's stock option plan. See 'Management -- Stock Option Plan.'



                                                                                   TOTAL
                                                        SHARES PURCHASED       CONSIDERATION       AVERAGE
                                                        -----------------    -----------------      PRICE
                                                        NUMBER    PERCENT    AMOUNT    PERCENT    PER SHARE
                                                        ------    -------    ------    -------    ---------

Existing Stockholders................................                   %    $               %     $
Purchasers of Class A Common Stock in the Offering...
                                                        ------    -------    ------    -------    ---------
     Total...........................................              100.0%    $          100.0%     $
                                                        ------    -------    ------    -------    ---------
                                                        ------    -------    ------    -------    ---------

              SELECTED COMBINED FINANCIAL AND OTHER OPERATING DATA


     The selected statement of operations data for the years ended December 31, 1996, 1997 and 1998, and the selected balance sheet data as of December 31, 1997 and 1998, are derived from, and are qualified by reference to, the financial statements of the Company, including the notes, audited by Ernst & Young LLP, independent auditors, appearing elsewhere in this prospectus. The selected statement of operations data for the year ended December 31, 1994 and 1995 and the selected balance sheet data as of December 31, 1994, 1995 and 1996 have been derived from audited financial statements of the Company not included in this prospectus. The pro forma other operating data have been derived from the accounting records of the Company and have not been audited. The financial statements of the Company for all periods prior to the reorganization of the Company that occurred on July 14, 1998 reflect the 'carved out' historical financial position, results of operations, cash flows and changes in stockholders' equity of the commercial telecommunications operations of predecessors of the Company, as if they had been operating as a separate company. The selected financial and other operating data set forth below should be read together with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Company's financial statements, including the notes, appearing elsewhere in this prospectus.



                                                     YEARS ENDED DECEMBER 31,
                                 ----------------------------------------------------------------
                                   1994         1995          1996          1997          1998
                                 --------     ---------    -----------    ---------     ---------
                                              (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
    Dedicated transport
      services................   $  2,169     $   6,505    $    20,362    $  44,529     $  84,024
    Switched services.........         --           350          3,555       10,872        37,848
                                 --------     ---------    -----------    ---------     ---------
        Total revenues........      2,169         6,855         23,917       55,401       121,872
                                 --------     ---------    -----------    ---------     ---------
Costs and expenses:
    Operating (1).............     10,454        15,106         25,715       40,349        67,153
    Selling, general and
      administrative (1)......     26,066        34,222         60,366       54,640        77,401
    Depreciation and
      amortization (1)........      1,213         7,216         22,353       38,466        50,717
                                 --------     ---------    -----------    ---------     ---------
        Total costs and
          expenses............     37,733        56,544        108,434      133,455       195,271
                                 --------     ---------    -----------    ---------     ---------
Operating loss................    (35,564)      (49,689)       (84,517)     (78,054)      (73,399)
Gain on disposition of
  investments (2).............         --            --             --       11,018            --
Equity in income (losses) of
  unconsolidated affiliates...     (1,611)       (1,391)        (1,547)      (2,082)          127
Interest income...............         --            --             --           --         9,731
Interest and other, net (1)...         (3)          (25)           (52)      (1,538)      (29,198)
                                 --------     ---------    -----------    ---------     ---------
Net loss......................   $(37,178)    $ (51,105)   $   (86,116)   $ (70,656)    $ (92,739)
                                 --------     ---------    -----------    ---------     ---------
                                 --------     ---------    -----------    ---------     ---------
Basic and diluted loss per
  common share................
                                 --------     ---------    -----------    ---------     ---------
                                 --------     ---------    -----------    ---------     ---------

Average common shares
  outstanding.................
                                 --------     ---------    -----------    ---------     ---------
                                 --------     ---------    -----------    ---------     ---------
OTHER OPERATING DATA:
EBITDA (3)....................   $(34,351)    $ (42,473)   $   (62,164)   $ (39,588)    $ (22,682)
EBITDA Margin (4).............   (1,583.7)%      (619.6)%       (259.9)%      (71.5)%       (18.6)%
Capital expenditures..........     50,293       141,479        144,815      127,315       126,023
Cash provided (used) by
  operations..................    (14,873)      (35,605)       (52,274)     (29,419)         (343)
Cash used in investing
  activities..................    (52,632)     (145,293)      (149,190)    (120,621)     (378,083)
Cash provided by financing
  activities..................     67,505       180,898        201,464      150,040       483,566
Pro forma interest expense,
  net (5)(6)..................
Pro forma net loss (5)........
Pro forma basic and diluted
  loss per common share (5)...
Pro forma average common
  shares outstanding (5)......


                                                        (footnotes on next page)

                                                     AS OF DECEMBER 31,
                                 -----------------------------------------------------------
                                  1994        1995        1996         1997          1998
                                 -------    --------    ---------   ----------    ----------
    OPERATING DATA (7):
    Operating Networks........         8          15           18           19            19
    Route miles...............       880       3,207        5,010        5,913         6,968
    Fiber miles...............    24,995     116,286      198,490      233,488       272,390
    Voice grade equivalent
      circuits................    39,002     158,572      687,001    1,702,431     2,953,454
    Digital telephone
      switches................        --           1            2           14            16
    Employees.................       239         508          673          714           919
    Access lines..............        --         493        2,793       16,078        78,036

    BALANCE SHEET DATA:
    Cash and cash
      equivalents.............   $    --    $     --    $      --   $       --    $  105,140
    Marketable securities.....        --          --           --           --       250,857
    Property, plant and
      equipment, net..........    53,139     199,005      323,161      415,158       494,158
    Total assets..............    60,604     214,963      341,480      438,077       904,344
    Long-term debt (8)........        --          --           --       75,475       574,940
    Total stockholders'
      equity..................    33,749     179,589      294,937      300,390       207,651


------------


(1) Includes expenses resulting from transactions with affiliates of $1.9 million in 1994, $6.5 million in 1995, $12.4 million in 1996, $17.1 million in 1997 and $27.7 million in 1998. See note 7 to the Company's financial statements appearing elsewhere in this prospectus for an explanation of these expenses.



(2) In September 1997, the Company completed a series of transactions related to its interests in the Hyperion Partnerships, a group of unconsolidated telecommunication partnerships serving the New York area. In these transactions, the Company sold its interests in the partnerships serving the Buffalo and Syracuse markets in exchange for $7.0 million of cash and all of the minority interests in the partnerships serving the Albany and Binghamton markets that were not already owned by the Company. In connection with these transactions, the Company recognized a gain of approximately $11.0 million.



(3) 'EBITDA' is defined as operating income (loss) before depreciation and amortization expense. It does not include charges for interest expense or provisions for income taxes. Accordingly, EBITDA is not intended to replace operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. Rather, EBITDA is a measure of operating performance and liquidity that you may consider in addition to those measures. The Company believes that EBITDA is a standard measure of operating performance and liquidity that is commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. However, EBITDA as used in this prospectus may not be comparable to similarly titled measures reported by other companies.


(4) EBITDA Margin represents EBITDA as a percentage of revenues.


(5) The pro forma statement of operations data for the year ended December 31, 1998 and gives effect to the Reconstitution, the Offering and the sale of the Notes as if they had occurred at the beginning of 1998 . The pro forma amounts are presented for informational purposes only and do not necessarily indicate the actual amounts that would have been reported if the transactions had been consummated at that date, nor do they necessarily indicate future results. The pro forma data excludes a one-time $39.4 million charge to earnings, recognized by the Company on the Reconstitution date, to record a net deferred tax liability associated with the change from a limited liability company to a corporation.



(6)Pro forma interest expense gives effect to:



           the issuance of $400.0 million principal amount of the Notes at an interest rate of 9.75% at the beginning of 1998 and



           the use of $   million of the net proceeds from the Offering to repay
           subordinated indebtedness to affiliates of the Existing Stockholders,



  in each case as if the transactions had occurred at the beginning of 1998 assuming approximately 4.0% of the interest on the Notes would have been capitalized under FASB Statement No. 34, 'Capitalization of Interest Costs.' In addition, pro forma interest expense includes $1.25 million for the year ended December 31, 1998 relating to the amortization of approximately $12.5 million of debt issuance costs over a ten-year period.



(7) Includes all managed properties including unconsolidated affiliates. The unconsolidated affiliates consist of MetroComm AxS, L.P. in Columbus, Ohio and the Albany and Binghamton, New York networks. Albany and Binghamton were wholly owned at December 31, 1997.



(8) As of December 31, 1998, long-term debt consisted of (a) $400.0 million principal amount of Notes and (b) $174.9 million principal amount of subordinated loans payable to affiliates of the Existing Stockholders.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     You should read the following discussion and analysis together with the Company's financial statements, including the notes, appearing elsewhere in this prospectus. Certain information contained in the discussion and analysis set forth below and elsewhere in this prospectus, including information with respect to the Company's plans and strategy for its business and related financing, includes forward-looking statements that involve risk and uncertainties. See 'Risk Factors' for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this prospectus.


OVERVIEW


     The Company is a leading fiber facilities-based competitive local exchange carrier in selected metropolitan markets across the United States. We offer a wide range of business telephony services, primarily to medium-and large-sized business customers. The business of the Company was commenced in 1993 by Time Warner Cable and reflects the combined commercial telecommunications operations under the ownership or management control of Time Warner Cable. These operations consist of the commercial telecommunication operations of Time Warner and TWE-A/N that were each acquired or formed in 1995, as well as the pre-existing commercial telecommunication operations of TWE. All intercompany accounts and transactions between the combined entities have been eliminated.



     In connection with the reorganization of the Company that occurred on July 14, 1998, the assets and liabilities of the Company's business were contributed to TWT LLC by affiliates of the Existing Stockholders and the Existing Stockholders received all of the limited liability company interests of TWT LLC. These interests will be exchanged in connection with the Reconstitution for all of the outstanding Class B Common Stock of New Time Warner Telecom. The Company accounted for the reorganization and the Reconstitution at each of the Existing Stockholders' historical cost basis of accounting and, except as noted below, the reorganization and the Reconstitution had no effect on the Company's total stockholders' equity, which has been presented on a consistent basis.



     The primary change to the Company's operating structure following the Reconstitution is that the management of the Company becomes directly accountable to the board of directors, instead of to the management committee of TWT LLC. In addition, all future net operating loss carryforwards can be utilized against future earnings of the Company, concurrent with the change in the Company's operating and legal structure from a limited liability company to a corporation. Prior to the Reconstitution, all net operating loss carryforwards were allocated to and utilized primarily by Time Warner and its affiliates. The Company has not, and will not, be compensated for such losses. Also, in connection with the Reconstitution, the Company will recognize a one-time charge to earnings of approximately $39.4 million, to record a net deferred tax liability associated with the change from a limited liability company to a corporation.



     The majority of the Company's revenues have been derived from the provision of 'private line' and 'direct access' telecommunications services. Because the Company has deployed switches in 16 of its 19 service areas as of December 31, 1998, management expects that a growing portion of its revenues will be derived from providing switched services. The Company's customers are principally telecommunications-intensive business end-users, long distance carriers, internet service providers, wireless communications companies and governmental entities. Such customers are offered a wide range of integrated telecommunications products and services, including dedicated transmission, local switched, data and video transmission services and internet services. In addition, the Company benefits from its strategic relationship with Time Warner Cable both through network facilities access and cost-sharing. The Company's networks have been constructed primarily through the use of fiber capacity licensed from Time Warner Cable. As of December 31, 1998, the Company operated networks in 19 metropolitan areas that spanned 6,968 route miles, contained 272,390 fiber glass miles and offered service to 4,321 buildings. The Company's 19 service areas include 18 networks that are wholly owned and one that is owned through a 50% joint venture and is not combined with the Company's financial results. The Company's combined revenues were $55.4 million and $121.9 million for the years ended December 31, 1997 and 1998, respectively. As of December 31, 1998, affiliates of the Existing Stockholders had invested $555.8 million in equity and $174.9 million in debt in the Company.



     The Company's revenues have been derived primarily from business telephony services, including dedicated transmission, local switched, long distance, data and video transmission services and certain high-speed dedicated internet access services. Since its inception in 1993, the Company has experienced significant growth in revenues and in the geographic scope of its operations. Management believes an increasing portion of the Company's future growth will come from the provision of local switched services as a result of the 16 switches deployed as of December 31, 1998. The Company believes that switched services provide the opportunity for higher profit margins and better utilization of capital investment than those expected from transport services. The shift of the revenue growth to switched services may cause the Company's revenues to become less predictable since a portion of such services are billed to customers on a usage basis. Dedicated transport customers are typically billed a flat monthly rate which produces a less variable stream of revenues for the Company. Furthermore, it is expected that the growth in the switched service offerings will expand the Company's customer base by making more services available to customers that are generally smaller than those who purchase dedicated transport services. These smaller customers are also expected to be the principal users of the Company's long distance services (which were launched in the third quarter of 1998) and high-speed dedicated internet access services. The Company expects to experience a higher churn rate for these customers than it has traditionally experienced with transport services. The Company intends to minimize this churn for long distance and internet services to smaller customers by offering such service under minimum one-year contracts.



     The Company plans to expand its revenue base by fully utilizing available network capacity in its existing markets and by continuing to develop and selectively tailor new services in competitively-priced packages to meet the needs of its medium- and large-sized business customers. The Company plans on selectively entering new markets and intends to have networks under construction or operational in three additional cities by the end of 1999. The Company has signed a combination of long-term dark fiber and conduit leases in Dallas, Texas and Jersey City, New Jersey and plans to commence offering fiber based telephone services in these metropolitan areas during the third quarter of 1999. The third city has not yet been selected.



     Operating expenses consist of costs directly related to the operation and maintenance of the networks and the provision of the Company's services. This includes the salaries and related expenses of operations and engineering personnel as well as costs from the incumbent local exchange carriers and other competitors for facility leases and interconnection. These costs have increased over time as the Company has increased its operations and revenues. It is expected that these costs will continue to increase, but at a slower rate than revenue growth.


     Selling, general and administrative expenses consist of salaries and related costs for employees other than those involved in operations and engineering. Such expenses also include costs related to non-technical facilities, sales and marketing, regulatory and legal costs. These costs have increased over time as the Company has increased its operations and revenues. The Company expects these costs to continue to increase as the Company's revenue growth continues, but at a slower rate than revenue growth.


     In the normal course of conducting its businesses, the Company engages in various transactions with the Existing Stockholders and their affiliates, generally on terms resulting from negotiation between the affected units that, in management's view, result in reasonable allocations. In connection with the reorganization that occurred on July 14, 1998, the Company entered into several contracts with the Existing Stockholders or their affiliates in respect of certain of these transactions. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.' The Company's selling, general and administrative expenses include charges allocated from the Existing Stockholders or their affiliates for certain general and administrative expenses, primarily including office rent and overhead charges for various administrative functions performed by Time Warner Cable. These charges are required to reflect all costs of doing business and are based on various methods, which management believes result in reasonable allocations of such costs that are necessary to present the Company's operations as if they are operated on a stand alone basis. In addition, the Company licenses the right to use the majority of its fiber optic cable capacity from Time Warner Cable and reimburses it for facility maintenance and pole rental costs. These costs are included in the Company's operating expense. Finally, effective July 1, 1997 through July 14, 1998, all of the Company's financing requirements were funded with loans from affiliates of the Existing Stockholders. These loans are subordinated in right of payment to the Notes, bear interest (payable in kind) at an annual rate equal to The Chase Manhattan Bank's prime lending rate as in effect from time-to-time and mature on August 15, 2008. The Company believes that this rate is comparable to rates that could have been obtained from unrelated third parties. The Existing Stockholders and their affiliates are not obligated to make additional equity investments in or loans to the Company.

     The Company expects that any net proceeds of the Offering remaining after
repayment of up to $   million of subordinated indebtedness to affiliates of the
Existing Stockholders, together with the net proceeds received from the sale on July 21, 1998, of $400.0 million principal amount of the Notes and internally generated funds, will provide sufficient funds for the Company to expand its business as currently planned, pay interest on the Notes and to fund its currently expected working capital needs through the second quarter of 2000. After that, the Company expects to require additional financing. However, in the event that the Company's plans or assumptions change or prove to be inaccurate, or if the Company consummates acquisitions or joint ventures, the Company may be required to seek additional capital sooner than currently anticipated.



     The Company has not historically, and does not currently, generate positive operating cash flow. However, for the year ended December 31, 1998, 16 of the Company's 19 service areas generated positive operating cash flow before corporate allocations and the Company, as a whole, expects to begin generating positive EBITDA during the second quarter of 1999. The following comparative discussion of the results of financial condition and results of operations of the Company includes an analysis of changes in revenues and EBITDA.


     The Company has had and will continue to have significant capital expenditures. These expenditures pertain to the historical construction and expansion of the networks and to the future expansion of the existing networks as well as the construction of new networks.

RESULTS OF OPERATIONS


     The following table sets forth certain combined statement operations data of the Company, in thousands of dollars and expressed as a percentage of revenues, for each of the periods presented. This table should be read together with the Company's financial statements, including the notes, appearing elsewhere in this prospectus:



                                                                                  YEARS ENDED DECEMBER 31,
                                                              -----------------------------------------------------------------
                                                                     1996                    1997                   1998
                                                              ------------------      ------------------      -----------------
                                                                            (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
    Dedicated transport services.........................     $ 20,362      85.1%     $ 44,529      80.4%     $ 84,024     68.9%
    Switched services....................................        3,555      14.9        10,872      19.6        37,848     31.1
                                                              --------    ------      --------    ------      --------    -----
        Total revenues...................................       23,917     100.0        55,401     100.0       121,872    100.0
Costs and expenses:
    Operating (1)........................................       25,715     107.5        40,349      72.8        67,153     55.1
    Selling, general and administrative (1)..............       60,366     252.4        54,640      98.6        77,401     63.5
    Depreciation and amortization (1)....................       22,353      93.5        38,466      69.4        50,717     41.6
                                                              --------    ------      --------    ------      --------    -----
        Total costs and
          expenses.......................................      108,434     453.4       133,455     240.8       195,271    160.2
Operating loss...........................................      (84,517)   (353.4)      (78,054)   (140.8)      (73,399)   (60.2)
Gain on disposition of
  investments (2)........................................           --        --        11,018      19.9            --       --
Equity in income (losses) of unconsolidated affiliates...       (1,547)     (6.5)       (2,082)     (3.8)          127       --
Interest income..........................................           --        --            --        --         9,731      8.0
Interest and other, net (1)..............................          (52)      (.2)       (1,538)     (2.8)      (29,198)   (23.9)
                                                              --------    ------      --------    ------      --------    -----
Net loss.................................................     $(86,116)   (360.1)%    $(70,656)   (127.5)%    $(92,739)   (76.1)%
                                                              --------    ------      --------    ------      --------    -----
                                                              --------    ------      --------    ------      --------    -----
Basic and diluted loss per common share..................
Average common shares outstanding........................
EBITDA...................................................     $(62,164)   (259.9)%    $(39,588)    (71.5)%    $(22,682)   (18.6%)


------------

(1) Includes expenses resulting from transactions with affiliates of $12.4 million in 1996, $17.1 million in 1997 and $27.7 million in 1998.


(2) In September 1997, the Company completed a series of transactions related to its interests in the Hyperion Partnerships, a group of unconsolidated telecommunication partnerships serving the New York area. In these transactions, the Company sold its interests in the partnerships serving the Buffalo and Syracuse markets in exchange for $7.0 million of cash and all of the minority interests in the partnerships serving the Albany and Binghamton markets that were not already owned by the Company. In connection with these transactions, the Company recognized a gain of approximately $11.0 million.



YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997



     Revenues. Revenues increased $66.5 million, or 120.0%, to $121.9 million for the year ended December 31, 1998, from $55.4 million in 1997. Revenues from the provision of dedicated transport services increased $39.5 million, or 88.7%, to $84.0 million for the year ended December 31, 1998, from $44.5 million in 1997. Switched service revenue increased $27.0 million, or 248.1%, to $37.8 million for the year ended December 31, 1998, from $10.9 million in 1997. The increase in revenues from dedicated transport services primarily reflects growth of services and new products offered in existing markets. The increase in switched services resulted from the offering of services in new markets and the growth of services in existing markets, including reciprocal compensation. Reciprocal compensation represented 8.3% and 8.6% of total revenues for the years ended December 31, 1998 and 1997 respectively. At December 31, 1998, the Company offered dedicated transport services in 18 consolidated metropolitan areas, 16 of which also offered switched services, as compared to offering dedicated transport services in 18 consolidated metropolitan areas, 14 of which also offered switched services at December 31, 1997. The consolidated metropolitan areas do not include MetroComm AxS, L.P., a 50% owned entity of the Company.



     Operating Expenses. Operating expenses increased $26.8 million, or 66.4%, to $67.2 million for the year ended December 31, 1998, from $40.3 million in 1997. The increase in operating expenses was primarily attributable to the Company's expansion of its business, principally switched services, and the ongoing development of existing markets resulting in higher local exchange carrier charges for circuit leases and interconnection, higher technical personnel costs, and higher data processing costs. As a percentage of revenues, operating expenses decreased to 55.1% in 1998 from 72.8% in 1997.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $22.8 million, or 41.7%, to $77.4 million for the year ended December 31, 1998, from $54.6 million in 1997. The increase in selling, general and administrative expenses was primarily attributable to higher direct sales costs associated with the increase in revenues, higher property taxes, an increase in consulting expenses relating to local regulatory matters, the implementation of new billing and system software, and an increase in the provision for doubtful accounts related to the increase in revenue. As a percentage of revenues, selling, general and administrative expenses decreased to 63.5% in 1998 from 98.6% in 1997.



     Depreciation and Amortization Expense. Depreciation and amortization expense increased $12.2 million, or 31.8%, to $50.7 million for the year ended December 31, 1998, from $38.5 million in 1997. The increase in depreciation and amortization expense was primarily attributable to higher capital expenditures related to the ongoing construction and expansion of the Company's telecommunications networks in both 1997 and 1998. As a percentage of revenues, depreciation and amortization expenses decreased to 41.6% in 1998, from 69.4% in 1997.



     EBITDA. The EBITDA loss for the year ended December 31, 1998 decreased $16.9 million, or 42.7%, to a loss of $22.7 million in 1998, from a loss of $39.6 million in 1997. This improvement was primarily the result of increased revenues due to the Company's expansion of local telecommunications networks in new and existing markets and growth of the Company's customer base, partially offset by higher operating expenses in support of the larger customer base, and higher selling, general and administrative expenses required to support the expansion.



     Interest Expense. Effective July 1, 1997 through July 14, 1998, all of the Company's financing requirements were funded with loans from affiliates of the Existing Stockholders. On July 21, 1998, the Company issued $400.0 million in Notes. Interest expense relating to these loans and Notes totaled $29.2 million for the year ended December 31, 1998, an increase of $27.7 million compared to 1997.



     Income Taxes. On a pro forma basis, had the Company been operating as a corporation on a stand-alone basis, for the year ended December 31, 1998, net income tax benefits would have increased $16.4 million, or 57.7%, to $44.8 million, from $28.4 million for the same period in 1997. The net income tax benefits would have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis. On a pro forma basis, had the Company been operating as a corporation on a stand alone basis, the Company would have had net operating loss carryforwards. However, the Company, which operated as a partnership for tax purposes during the periods presented in this prospectus, has no net operating loss carryforwards for tax purposes because those losses were primarily allocated to and utilized by Time Warner and its affiliates. The Company has not, and will not, be compensated for such losses.



     Net Loss. Net loss increased $22.1 million, or 31.3%, to $92.7 million for the year ended December 31, 1998, from a net loss of $70.7 million in 1997. This increase resulted from higher depreciation and amortization expenses relating to the Company's expansion of telecommunications networks in new and existing markets, as well as interest expense relating to the subordinated loans payable to affiliates of the Existing Stockholders and the Notes.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996


     Revenues. Revenues increased $31.5 million, or 131.6%, to $55.4 million in 1997, from $23.9 million in 1996. Revenues from the provision of dedicated transport services increased $24.1 million, or 118.7%, to $44.5 million in 1997, from $20.4 million in 1996. Revenues from dedicated transport service increased 115.9% in those markets in which dedicated transport services were offered as of December 31, 1996. Switched service revenues increased $7.3 million, or 205.8%, to $10.9 million in 1997, from $3.6 million in 1996. Switched services revenues increased 183.9% in those markets in which switched services were offered as of December 31, 1996. The increase in revenues from dedicated transport services primarily reflected growth of services offered in existing markets. The increase in switched services resulted from the offering of services in new markets and the growth of services in existing markets, including reciprocal compensation. Reciprocal compensation represented 8.6% and 7.4% of total revenues for the years ended December 31, 1997 and 1996, respectively. At December 31, 1997, the Company offered dedicated transport services in 18 consolidated metropolitan areas, 14 of which also offered switched services, as compared to offering dedicated transport services in 15 consolidated metropolitan areas, 2 of which also offered switched services at December 31, 1996.



     Operating Expenses. Operating expenses increased $14.6 million, or 56.9%, to $40.3 million in 1997, from $25.7 million in 1996. The increase in operating expenses was primarily attributable to the Company's expansion of its business, principally switched services, and the ongoing development of existing markets resulting in higher technical personnel costs, higher local exchange carrier charges for circuit leases and interconnection and higher data processing costs. As a percentage of revenues, operating expenses decreased to 72.8% in 1997 from 107.5% in 1996.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $5.8 million, or 9.5%, to $54.6 million in 1997, from $60.4 million in 1996. The decrease in selling, general and administrative expenses was primarily attributable to the absence of a $5.5 million charge recorded in 1996 to terminate certain employees as a result of the Company's reorganization at the end of 1996 as well as the on-going cost reduction due to lower employee headcount, partially offset by higher direct sales costs associated with the increase in revenues. As a percentage of revenues, selling, general and administrative expenses decreased to 98.6% in 1997 from 252.4% in 1996.

     Depreciation and Amortization Expense. Depreciation and amortization expense increased $16.1 million, or 72.1%, to $38.5 million in 1997, from $22.4 million in 1996. The increase in depreciation and amortization expense was primarily attributable to higher capital expenditures related to the ongoing construction and expansion of the Company's telecommunications networks in both 1997 and 1996. As a percentage of revenues, depreciation and amortization expenses decreased to 69.4% for 1997 from 93.5% for the same period in 1996.

     Gain on Disposition of Investments. In September 1997, the Company completed the Hyperion Transactions. In connection with these transactions, the Company recognized a gain of approximately $11.0 million.

     EBITDA. The EBITDA loss in 1997 decreased $22.6 million, or 36.3%, to $39.6 million, from a loss of $62.2 million in 1996. This improvement was primarily the result of increased revenues due to the Company's expansion of local telecommunications networks in new and existing markets and growth of the Company's customer base, partially offset by higher operating expenses in support of the larger customer base.


     Interest and Other, Net. Effective July 1, 1997 all of the Company's financing requirements were funded with loans from affiliates of the Existing Stockholders. Interest expense relating to these loans totaled approximately $1.5 million in 1997.



     Income Taxes. On a pro forma basis, had the Company been operating as a corporation on a stand-alone basis, net income tax benefits would have decreased by $6.2 million, or 17.9%, to $28.4 million in 1997, from $34.6 million in 1996. These net income tax benefits would have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis.


     Net loss. Net loss decreased $15.4 million, or 18.0%, to $70.7 million in 1997, from a net loss of $86.1 million in 1996. This improvement principally resulted from the one-time $11.0 million gain resulting from the Hyperion Transactions and from increased revenues generated by the Company's expanded networks, partially offset by increased operating and depreciation and amortization expenses relating to the Company's expansion of telecommunications networks in new and existing markets.

LIQUIDITY AND CAPITAL RESOURCES


     Cash Flows. For the year ended December 31, 1998, the Company's cash used in operations was $343,000 as compared to $29.4 million for the year ended December 31, 1997. This decrease in cash used in operations of $29.1 million principally resulted from lower EBITDA losses and working capital requirements in 1998. The Company expects to continue to have operating cash flow deficiencies for the near future as it develops and expands its business.



     For the year ended December 31, 1997, the Company's cash used in operations decreased to $29.4 million from $52.3 million for the year ended December 31, 1996. This decrease in cash used in operations of $22.9 million principally resulted from lower EBITDA losses during 1997.



     Cash used in investing activities increased $257.5 million to $378.1 million in 1998, as compared to $120.6 million in 1997. The increase was primarily due to higher purchases of marketable securities of $286.4 million. The Company did not receive any proceeds from the sale of investments in 1998.



     Cash used in investing activities decreased $28.6 million to $120.6 million in 1997, as compared to $149.2 million in 1996. This decrease resulted principally from lower capital expenditures due to a slower rate of expansion and $7.0 million of cash proceeds received in 1997 relating to the Hyperion Transactions. As discussed more fully above, the Company has made substantial capital expenditures in order to develop and expand its business.



     Cash provided by financing activities in 1998 reflected the receipt of interest bearing subordinated loans from affiliates of the Existing Stockholders amounting to $96.1 million and net proceeds from the sale of the Notes of $387.5 million. Prior to July 1, 1997, the Company's cash flow deficiencies were entirely funded by non-interest bearing capital contributions from affiliates of the Existing Stockholders. In 1997, cash provided by financing activities reflected the receipt of interest bearing loans from affiliates of the Existing Stockholders of $73.9 million, and net capital contributions from affiliates of the Existing Stockholders of $76.1 million. The total increase in cash provided by financing activities of $333.5 million was primarily due to the proceeds from the sale of the Notes.



     Cash provided by financing activities reflected the receipt of non-interest bearing capital contributions from affiliates of the Existing Stockholders to fund the Company's cash flow deficiencies through June 30, 1997. Effective July 1, 1997 through July 14, 1998, all of the Company's financing requirements were funded with interest-bearing loans from affiliates of the Existing Stockholders. The loans from affiliates of the Existing Stockholders are subordinated in right of payment to the Notes, bear interest (payable in kind) at an annual rate equal to The Chase Manhattan Bank's prime lending rate as in effect from time-to-time and mature on August 15, 2008, one month after the maturity of the Notes. The aggregate of net capital contributions and loans from affiliates of the Existing Stockholders decreased $51.5 million to $150.0 million in 1997 as compared to $201.5 million in 1996. This decrease was primarily due to lower cash funding requirements principally due to operating cash flow associated with the Company's expansion of its customer base and services in new and existing markets and lower capital expenditure requirements.



     Financing. Historically, the Company did not maintain cash balances since all the Company's funding requirements were provided by affiliates of the Existing Stockholders. The proceeds from the Offering after repayment of subordinated indebtedness to affiliates of the Existing Stockholders, together with the net proceeds from the sale of the Notes and cash flow from operations, are expected to fund the Company's future cash requirements through the second quarter of 2000. The Existing Stockholders and their affiliates are not under any obligation to make any additional equity investments in or loans to the Company. At a future date, the Company may negotiate a bank credit facility to provide it with working capital and enhance its financial flexibility. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.



     The development of the Company's business and the installation and expansion of the Company's communications networks, combined with the development and operation of the Company's network operations center, have resulted in substantial capital expenditures. These capital expenditures, as well as the Company's historical operating losses, have resulted in substantial negative cash flow for the Company since inception in 1993. Funding of this historical cash flow deficiency has been primarily accomplished through the receipt of capital contributions from affiliates of the Existing Stockholders through June 30, 1997. From July 1, 1997 through July 14, 1998, the deficiency has been funded through interest bearing loans from affiliates of the

Existing Stockholders. Thereafter, the Company expects cash flow deficiencies to be funded with the proceeds of the Offering, the proceeds of the Notes and future financings as described above. In addition, the Notes provide that the proceeds of an equity offering such as the Offering may be used to repay subordinated indebtedness to affiliates of the Existing Stockholders. The amounts due to affiliates of the Existing Stockholders, including interest accrued on those amounts, under this funding arrangement was $174.9 million and $75.5 million as of December 31, 1998 and 1997, respectively.



     On July 21, 1998, the Company issued $400.0 million principal amount in Notes. Interest on the Notes is payable semiannually on January 15 and July 15. The net proceeds from the sale of the Notes were immediately invested in short term investments.



     The Company estimates that net proceeds from the sale of      shares of
Class A Common Stock in the Offering are approximately $   million,
approximately $      million if the U.S. underwriters exercise their
over-allotment option, assuming an initial public offering price of $   per
share, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and estimated expenses of the Offering.



     The Company intends to use approximately $     million of the net proceeds
of the Offering to repay all outstanding subordinated indebtedness to affiliates of the Existing Stockholders. Any remaining proceeds will be used for general corporate and working capital purposes, which may include acquisitions and joint ventures. Pending these uses, the net proceeds of the Offering will be invested in short term, money market instruments. While the primary use of such remaining proceeds, together with the proceeds from the sale of the Notes, will be to fund ongoing business operations of the Company's subsidiaries which own and operate its networks, the Company intends to continue to evaluate potential acquisitions and joint ventures. The Company has no definitive agreement with respect to any material acquisition or joint venture, although from time to time it may discuss and assess opportunities with other companies, including affiliates of the Existing Stockholders, on an ongoing basis.



     The Company expects that its future cash requirements will principally be for working capital, capital expenditures and to fund its operating losses. The Company expects that the net proceeds of the Offering after the repayment of
$   million in subordinated loans to affiliates of the Existing Stockholders, together with the net proceeds of $387.5 million received from the sale of the Notes and internally generated funds, will provide sufficient funds for the Company to meet the Company's expected capital and liquidity needs to expand its business as currently planned, pay interest on the Notes and to fund its currently expected losses through the second quarter of 2000. After that, the Company expects to require additional financing. However, in the event that the Company's plans or assumptions change or prove to be inaccurate, or the foregoing sources of funds prove to be insufficient to fund the Company's growth and operations, or if the Company consummates acquisitions or joint ventures, the Company may be required to seek additional capital sooner than currently anticipated. The Company's revenues and costs are dependent upon factors that are not within the Company's control, such as regulatory changes, changes in technology and increased competition. Due to the uncertainty of these and other factors, actual revenues and costs may vary from expected amounts, possibly to a material degree, and such variations are likely to affect the level of the Company's future capital expenditures and expansion plans. Sources of financing may include public or private debt or equity financing by the Company or its subsidiaries or other financing arrangements.


     Capital Expenditures. The facilities-based telecommunications service business is a capital intensive business. The Company's operations have required and will continue to require substantial capital investment for: (i) the purchase and installation of switches, electronics, fiber and other technologies in existing networks and in additional networks to be constructed in new service areas; and (ii) the acquisition and expansion of networks currently owned and operated by other companies. The Company's expected capital expenditures for general corporate and working capital purposes include (i) expenditures with respect to the Company's management information system and corporate service support infrastructure and (ii) operating and administrative expenses with respect to new networks and debt service. The Company plans to make substantial capital investments in connection with the deployment of switches in all of its existing networks, and plans to construct and develop new networks. Expansion of the Company's networks will include the geographic expansion of the Company's existing operations and will consider the development of new markets. In addition, the Company may acquire existing networks in the future.

     During the year ended December 31, 1998, capital expenditures were $126.0 million, a decrease of $1.3 million from the year ended December 31, 1997. The largest commitment of capital was related to the installation of transport and switch related electronics to support the increase in sales activity and the addition of 1,055 route miles of fiber. During the year ended December 31, 1997, capital expenditures were $127.3 million, a decrease of $17.5 million from $144.8 million in 1996. The decrease was principally due to a slower rate of expansion into new markets in 1997. Based on historic capital requirements for network construction in relation to sales volumes and network expansion plans, the Company anticipates it will commit approximately $350.0 million over the next two years to fund its capital expenditures. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.'


YEAR 2000

     The Company is currently working to resolve the potential impact of the Year 2000 on the processing of time-sensitive information by its computerized information systems. Year 2000 issues may arise if computer programs have been written using two digits (rather than four) to define the applicable year. In such case, programs that have time-sensitive logic may recognize a date using '00' as the year 1900 rather than the year 2000, which could result in miscalculations or system failures. The Company utilizes a number of computer programs across its entire operation. Year 2000 issues could impact the Company's information systems as well as computer hardware and equipment that is part of its telephony network such as switches, termination devices and SONET rings that may contain embedded software or 'firmware.'


     The Company's exposure to potential Year 2000 problems exists in two general areas: technological operations in the sole control of the Company, and technological operations dependent in some way on one or more third parties. The majority of the Company's exposure to potential Year 2000 problems is in the latter area where the situation is much less within the Company's ability to predict or control. The Company's business is heavily dependent on third parties, many of whom are themselves heavily dependent on technology. For example, like all other telecommunications providers, the Company must interconnect its networks with other carriers and service providers in order to provide end-to-end service to customers. The Company cannot control the Year 2000 readiness of those parties but does plan to test its interfaces with them and to work with those parties to resolve any difficulties. In some cases, the Company's third party dependence is on vendors of technology who are themselves working towards solutions to Year 2000 problems, such as suppliers of software systems for billing, ordering and other key business operations. See 'Risk Factors -- We expect to depend on third party vendors for information systems.'



     The Company has developed a Year 2000 action plan to address identification and assessment of potential Year 2000 issues, remediation, testing and implementation of any corrected software or firmware. The Company has completed the first phase of such action plan which involved making the Company's internal organizations aware of Year 2000 issues and assigning responsibility internally for the Year 2000 readiness program. The Company has also completed the assessment phase of its plan which involves an inventory and review of software and equipment used in the Company's operations in order to determine the Year 2000 readiness of that software and equipment and the identification of remediation measures that could be taken on a timely basis to alter, validate or replace time-sensitive and date-sensitive software and equipment. To the extent practicable, the Company plans to assess its interfaces with interconnecting carriers and service providers for Year 2000 readiness. To that end, the Company has sent out information requests to those parties and is awaiting their responses.


     In the course of the assessment process the Company has determined that approximately 90% of the equipment comprising its telephony networks depends on software or firmware that is already represented by its vendor to be Year 2000 ready. The Company is conducting its own validation testing of the equipment to verify the vendor's representations. The failure of this equipment to perform as represented could result in delays in the Company's Year 2000 readiness program. The Company is developing test plans for the remainder of its applications and systems. The Company intends to complete validation testing of its telephony switches and transport network equipment by the end of the first quarter of 1999.


     The Company has already begun implementing certain remedial measures and intends to complete its remediation efforts with respect to technological operations within its sole control prior to any anticipated material impact on its computerized information systems. The Company's early Year 2000 planning took into account the Company's plans to replace, in the normal course of business in 1999, many of the computer programs used by key business operations and its financial systems. The specifications for these new systems are all Year 2000 compliant but would require validation testing by the Company to verify the Year 2000 readiness of those systems. The Company anticipates that implementation of some back office systems for ordering, workflow management, service design and trouble management may be delayed so that they may not be tested before the fourth quarter of 1999. The Company's Year 2000 action plan currently includes a moratorium on the installation of new hardware or software systems during the last 60 to 90 days of 1999 in order to avoid the possible creation of new Year 2000 issues during that period and to allow the Company's information technologies personnel to focus on contingency planning. Therefore, the implementation of these new systems may not occur until the first quarter of 2000. As a result, the Company is in the process of testing and remediating the back office systems that would have been replaced by the new systems and plans to complete validation testing of the remediated systems during the third quarter of 1999.


     Costs of addressing potential Year 2000 problems have not been material to date and, based on preliminary information gathered to date from the Company, its customers and vendors, are not currently expected to have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods.


     Total 1998 costs incurred with respect to Year 2000 issues were approximately $115,000. Based on the Company's current Year 2000 action plan, the Company expects that 1999 costs will be approximately $2.0 million. The majority of the estimated 1999 costs represent the costs of personnel who will conduct verification testing of equipment and software, costs of out-sourcing the testing of some existing software systems, cost of test equipment and costs for replacement of certain personal computers. These costs do not include the cost of replacing systems, the replacement of which is not being accelerated due to Year 2000 issues, or the costs of software maintenance contracts that the Company would have entered into in the normal course of business. In some cases, Year 2000 compliant upgrades to third party software systems licensed to the Company are being supplied under these maintenance agreements. However, the Company's Year 2000 costs could exceed these estimates if third party equipment or software do not perform as represented, additional unanticipated Year 2000 issues arise or planned remediation efforts are unsuccessful.


     Management believes that it has established a sound program to resolve significant Year 2000 issues within its sole control in a timely manner and that the Company has made satisfactory progress in addressing issues dependent on third parties. However, the Company's Year 2000 program is not yet complete. The Company's failure to correctly identify and remediate all Year 2000 issues within its control or the failure of suppliers or other third parties with which the Company interconnects to address their Year 2000 issues could pose various risks to the Company. Those risks may include the possibility of interruptions to the Company's basic services and difficulties in passing traffic to or receiving traffic from other carriers, detecting and resolving trouble in the networks, provisioning new service to customers, billing customers and other carriers and collecting revenues. These impacts as well as disruptions experienced by other parties could result in material adverse consequences to the Company, including loss of revenue and substantial unanticipated costs, the amounts of which cannot reasonably be estimated at this time.

EFFECTS OF INFLATION

     Historically, inflation has not had a material effect on the Company.


           QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK



     The Company's interest income and expense are sensitive to changes in the general level of interest rates. In this regard, changes in interest rates can affect the interest earned on the Company's cash equivalents and marketable securities as well as interest paid on its borrowings. To mitigate the impact of fluctuations in interest rates, the Company generally enters into fixed rate investing and borrowing arrangements.



     The following table provides information at December 31, 1998 about the Company's financial instruments that are sensitive to changes in interest rates. For investment securities and debt obligations, the table presents principal cash flows and related weighted-average interest rates expected by the maturity dates. The Company also has financial instruments included in the liabilities portion of its balance sheet. These liabilities are comprised of the Notes, which are fixed rate debt at 9 3/4% and mature in 2008, and the subordinated loans payable to affiliates of the Existing Stockholders, which are variable rate debt based on the Chase Manhattan prime rate, which was 7 3/4% at December 31, 1998. The weighted-average variable rate on the Company's long term debt is based on the Chase Manhattan Bank's prime rate. The carrying amounts for the following financial instruments approximate fair market value at December 31, 1998, except for the Notes for which the fair market value is estimated to be $422 million based on quoted market prices.



                                                                                   1999        2000        TOTAL
                                                                                 --------     -------     --------
                                                                                   (THOUSANDS, UNLESS OTHERWISE
                                                                                              NOTED)
                                                                                 ---------------------------------

Assets:
  Marketable securities:
    Shares of money market mutual funds......................................    $  3,338       --        $  3,338
      Average interest rate..................................................       4.62%       --
    Certificates of deposit with banks.......................................    $ 62,014       --        $ 62,014
      Average interest rate..................................................       5.65%       --
    Corporate debt securities................................................    $262,479     $19,750     $282,229
      Average interest rate..................................................       5.59%       5.69%
    Foreign government debt securities.......................................    $  5,008       --        $  5,008
      Average interest rate..................................................       5.99%       --

                                    BUSINESS

OVERVIEW


     The Company is a leading fiber facilities-based competitive local exchange carrier in selected metropolitan areas across the United States, offering a wide range of business telephony services, primarily to medium- and large-sized business customers and other carriers. The Company's customers are principally telecommunications-intensive business end-users, long distance carriers, internet service providers, wireless communications companies and governmental entities. Such customers are offered a wide range of integrated telecommunications services, including dedicated transmission, local switched, long distance, data and video transmission services and certain Internet services. The Company has deployed switches in 16 of its 19 service areas as of December 31, 1998, and management expects that a growing portion of the Company's revenues will be derived from providing switched services. In addition, the Company benefits from its strategic relationship with Time Warner Cable both through network facilities access and cost-sharing. As a result, the Company's networks have been constructed primarily through licensing the use of fiber capacity from Time Warner Cable. As of December 31, 1998, the Company operated networks in 19 metropolitan areas that spanned 6,968 route miles, contained 272,390 fiber glass miles and offered service to 4,321 buildings. Combined revenues for the Company, which have historically been primarily derived from private line services, grew by 120.0% for the year ended December 31, 1998 as compared to 1997.



     The business of the Company was commenced in 1993 by Time Warner Cable, originally to provide certain telephony services together with cable television. In January 1997, the Company put in place a new management team that is implementing a business strategy focused exclusively on serving business customers, rapidly providing switched services in all the Company's service areas and expanding the range of business telephony services offered by the Company.



     The Company believes that the 1996 Act and certain state regulatory initiatives provide increased opportunities in the telecommunications marketplace by opening all local service areas to competition and requiring incumbent local exchange carriers to provide increased direct interconnection. According to the FCC, in 1997 the total revenues for the telecommunications industry amounted to approximately $230.0 billion, of which approximately $130.0 billion was local service and approximately $100.0 billion was long distance. To capitalize on these significant opportunities, the Company has accelerated its deployment of high capacity digital switches in its service areas and is aggressively marketing switched services to medium- and large-sized businesses.


BUSINESS STRATEGY


     The Company's primary objective is to be a leading competitive local exchange carrier in its existing and future service areas offering medium- and large-sized businesses superior telecommunications services through advanced networks. The key elements of the Company's business strategy include the following:



     Leverage Existing Fiber Optic Networks. The Company has designed and built its networks to serve geographic locations where management believes there are large numbers of potential customers. As of December 31, 1998, the Company operated networks that spanned over 6,968 route miles and contained over 272,390 fiber glass miles. The Company's highly concentrated networks have yet to be fully exploited and provide the capacity to serve a substantially larger base of customers.



     Management believes that the Company's extensive fiber network capacity allows it to:



      increase orders substantially from new and existing customers while incurring significantly lower capital expenditures and operating expenses than non-fiber facilities based carriers;



      emphasize its fiber facilities-based services rather than resales of network capacity of other providers; and



      provide better customer service because the Company can exert greater control over its services than its competitors that depend on off-net facilities.



     Expand Switched Services. The Company provided a broad range of switched services in 16 of its 19 service areas as of December 31, 1998, and plans to provide switched services in all of its current service areas by 2000. For the year ended December 31, 1998, combined revenues from switched service grew by 248.1% as compared to the same period in 1997. Because the demand for switched services is greater than for dedicated transport services and the Company has been rapidly installing switches in its markets, management expects the Company to derive a growing portion of its revenues from switched services. The Company utilizes high capacity digital 5-ESS switches manufactured by Lucent.


     Expand Data Services Capacity. Data services are becoming increasingly important to the Company's target customers. In particular, the Company believes that the demand for high speed, high quality local area network and wide area network connectivity, virtual private networks, website hosting, electronic commerce, intranet and internet access and transport services is growing rapidly. By the end of the first quarter of 1999, the Company will have deployed a fully managed, fiber-based nationwide infrastructure to ensure that its long-haul data products provide the capacity and high quality level of service increasingly demanded by its customers.


     Target Medium- and Large-Sized Business Customers. The Company operates networks in metropolitan areas that have high concentrations of medium- and large-sized businesses. Such businesses tend to be telecommunications-intensive and are more likely to seek the greater reliability provided by an advanced network such as the Company's. Thus, management believes that significant economies of scale may be achieved by focusing and intensifying its sales and marketing efforts on such businesses as they are potentially high volume users of the Company's services. To drive revenue growth in these markets, the Company is aggressively expanding its direct sales force to focus on such business customers.


     Interconnect Service Areas. The Company groups the 19 service areas in which the Company currently operates into six geographic clusters across the United States. See ' -- Telecommunications Networks and
Facilities -- Telecommunications Networks.' The Company plans to interconnect each service area within a cluster with its own broadband, fiber optic facilities or with facilities licensed from Time Warner Cable and/or third parties. This is expected to increase its revenue potential by addressing customers' regional long distance voice, data and video requirements. The Company began interconnecting its service areas in 1998.



     Utilize Strategic Relationships with Time Warner Cable. The Company has benefited from and continues to leverage its relationships with Time Warner Cable, the largest multiple system cable operator in the U.S., by licensing and sharing the cost of digital fiber optic facilities. This licensing arrangement allows the Company to benefit from Time Warner Cable's access to rights-of-way, easements, poles, ducts and conduits. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.' By leveraging its existing relationship with TW Cable, the Company believes that it can increase revenues, benefit from existing regulatory approvals and licenses, derive economies of scale in network costs and extend its existing networks in a rapid, efficient and cost-effective manner. Furthermore, management believes that the strong awareness and positive recognition of the 'Time Warner' brand name significantly contributes to its marketing programs and sales efforts by distinguishing it from its competitors.



     Enter New Geographic Areas. The Company's strategy is to target metropolitan areas possessing demographic, economic and telecommunications demand profiles that it believes provide it with the potential to generate an attractive economic return. Currently, the Company operates networks in a total of 19 metropolitan areas and has announced plans to enter Dallas, Texas and Jersey City, New Jersey by the third quarter of 1999, which will bring the total to 21. Management plans to have networks in operation or under construction in one additional service area by the end of 1999. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.'


     Continue Disciplined Expenditure Program. The Company increases operational efficiencies by pursuing a disciplined approach to capital expenditures. This capital expenditure program requires that prior to making any expenditure on a project, the project must be expected to meet stringent financial criteria such as minimum recurring revenue, cash flow margins and rate of return. In addition, to control capital expenditures and share the risks of developing costly new networks, management is considering establishing strategic alliances with other telecommunications providers in the form of joint ventures and possible co-branding marketing programs.

MARKET OPPORTUNITY


     The Company believes that the 1996 Act and certain state regulatory initiatives provide increased opportunities in the telecommunications marketplace by opening all local markets to competition and requiring incumbent local exchange carriers to provide increased direct interconnection. According to the FCC, in 1997 the total revenues for the telecommunications industry amounted to approximately $230.0 billion, of which approximately $130.0 billion was local service and approximately $100.0 billion was long distance. To capitalize on these significant opportunities, the Company accelerated its deployment of high capacity digital switches in its markets and is aggressively marketing switched services to its customers.


     A number of important trends are reshaping the U.S. communications industry, creating substantial opportunities for competitive local exchange carriers beyond capturing market share from incumbent local exchange carriers in local exchange services. These trends include:



      increasing customer demand for high speed, broadband services, such as internet access and transport and personal computer- and internet protocol-based applications,



      the emergence of electronic commerce as a new paradigm for business transactions and continued consolidation among service providers to broaden their service bundle and technical capabilities.



     By leveraging customer relationships and bundling service offerings, competitive local exchange carriers have begun to exploit a variety of high-growth, value added services opportunities, including high speed internet access and transport, digital subscriber lines, local area network and wide area network connectivity, managed network services, virtual private networks, remote access, and electronic commerce services. The Company believes that new entrants have an excellent opportunity to establish themselves as leading providers of such value-added services. Prior to the passage of the 1996 Act, many incumbent local exchange carriers had underinvested in human resources, including sales, sales support and engineering personnel, fiber and networking infrastructure required to implement and support such services.



     High-speed connectivity has become important to business due to the dramatic increase in internet usage and the proliferation of personal computer-and internet protocol-based applications. According to International Data Corporation, an independent telecommunications and technology research company, the number of internet users worldwide reached approximately 69 million in 1997 and is forecasted to grow to approximately 320 million by 2002. The popularity of the internet with consumers has also driven the rapid growth in exploiting the internet as a commercial medium, as businesses establish websites, corporate intranets and extranets and implement electronic commerce applications to expand their customer reach and improve their communications efficiency. International Data Corporation estimates that the value of goods and services sold worldwide through the internet will increase from $12 billion in 1997 to over $400 billion in 2002. Importantly, these applications are increasingly viewed as mission-critical by businesses of all sizes, making the availability of broadband capacity, network quality, a value-added services portfolio and technical capability an important competitive distinction among service providers.


SERVICES


     The Company provides its customers with a wide range of telecommunications services, including dedicated transmission, local switched, long distance, data and video transmission services and high-speed dedicated internet access services. The Company's dedicated services, which include private line and special access services, use high-capacity digital circuits to carry voice, data and video transmissions from point-to-point in multiple configurations. Switched voice services offered by the Company use high-capacity digital switches to route voice transmissions anywhere on the public switched telephone network. In offering its dedicated transmission and switched services, the Company also provides private network management and systems integration services for businesses that require combinations of various dedicated and switched telecommunications services. Data services provided by the Company allow customers to create their own internal computer networks and access external computer networks and the internet. The Company can provide its customers, including companies in the media industry, with advanced video transport services such as point-to-point, broadcast-quality video to major television networks as well as to advertising agencies and other customers. Internet services provided by the Company include dedicated internet access, website hosting, transport and electronic commerce services for business customers and local internet service providers.

DEDICATED TRANSPORT SERVICES


     The Company currently provides a complete range of dedicated transport services with transmission speeds from 2.4 kilobits per second to 2.488 gigabits per second to its long distance carriers and end-user customers. All products and services can be used for voice, data, image and video transmission.


     The Company offers the following dedicated transport links:


      POP-TO-POP SPECIAL ACCESS. Telecommunications lines linking the points of presence or POPs of one long distance carrier or the POPs of different long distance carrier in a market, allowing the POPs to exchange transmissions for transport to their final destinations.



      END-USER/INTEREXCHANGE CARRIER SPECIAL ACCESS. Telecommunications lines between an end-user, such as a large business, and the local POP of its selected long distance carrier.


      PRIVATE LINE. Telecommunications lines connecting various locations of a customer's operations, suitable for transmitting voice and data traffic internally.


      TRANSPORT ARRANGEMENT SERVICE. Provides dedicated transport between local exchange carrier central offices and customer designated POPs of a long distance carrier for transport of local exchange carrier provided switched access or local exchange carrier provided special access. This point-to-point service is available at DS1 or DS3 interfaces at both ends. DS1 and DS3 interfaces are standard North American telecommunications industry digital signal formats that are distinguishable by the number of binary digits transmitted per second, or bit rate. DS1 has a bit rate of
      1.544 megabits per second and DS3 has a bit rate of 44.736 megabits per second.






     The Company provides the following services that use high-capacity digital circuits to carry voice, data and video transmissions from point to point in flexible configurations involving different standardized transmission speeds and circuit capacities:



      broadcast video TV-1, which is the dedicated transport of broadcast quality video signals;



      STS-1, which is the full duplex, synchronous optical transmission of digital data on synchronous optical network, or SONET, standards, which eliminates the need to maintain and pay for multiple dedicated lines; and



      private network transport service, which is a private, dedicated premium quality service over fully redundant, diverse routed, SONET rings with bandwidth that is dedicated and always available.



     The transmission speeds and circuit capacities used for these services include DS0, DS1, DS3 and SONET OC-N. DS0 is a standard North American telecommunications industry digital signal format that has a bit rate of 64 kilobits per second.


SWITCHED SERVICES


     The Company's switched services provide business customers with local calling capabilities and connections to their long distance carriers. The Company owns, houses, manages and maintains the switch used to provide the services. The Company's switched services include the following:


      BUSINESS ACCESS LINE SERVICE. This service provides voice and data customers quality analog voice grade telephone lines for use at any time. Business access line service provides customers with flexibility in network configurations because lines can be added, deleted and moved as needed.


      TIME WARNER ACCESS TRUNKS. Time Warner access trunks provide communication lines between two switching systems. These trunks are utilized by private branch exchange, or PBX, customers which are customers that own and operate a switch on their own premises. PBX customers use these trunks to provide access to the local, regional and long distance telephone networks. PBX customers may use either the Company's telephone numbers or their incumbent local exchange carrier assigned telephone numbers. Customer access to the Company's local exchange services is accomplished by a DS1 digital connection or DS0 analog trunks between the customer's PBX port and the Company's switching centers.

     TIME WARNER LOCAL TOLL SERVICE. This service provides customers with a competitive alternative to incumbent local exchange carrier service for intraLATA toll calls. LATA refers to a geographic area identified by the FCC that was originally designated by a unique area code. The Company's local toll service is a customized, high-quality local calling plan available to business access line and Time Warner access trunk customers. The Company works with customers to devise cost-saving programs based on actual usage and calling patterns.


      LOCAL TELEPHONE SERVICE. Local telephone service is basic local exchange service which can be tailored to a customer's particular calling requirements. Local telephone service includes operator and directory assistance services, as well as an optional intraLATA toll plan.


      SWITCHED ACCESS SERVICE. The connection between a long distance carrier's POP and an end user's premises that is provided through the switching facilities of a local exchange carrier are referred to as switched access services. These services provide long distance carriers with a switched connection to their customers for the origination and termination of long distance telephone calls.



      Other services offered by the Company include telephone numbers, listings, customized calling features, voice messaging, hunting, blocking services and two-way, simultaneous voice and data transmission in digital formats over the same transmission line, which is an international standard referred to as integrated services digital network or ISDN.


DATA TRANSMISSION SERVICES


     The Company offers its customers a broad array of data transmission services that enable customers to create their own internal computer networks and access external computer networks and the internet. In 1996, the Company introduced its native speed local area network inter-networking data service which is used to connect workstations and personal computer users on one or more local area networks. Native speed services avoid the bottleneck problems that are frequently encountered with customary DS1 connections by providing the customer with a circuit that matches the transmission speeds of its local area network. The Company's local area network service provides dedicated circuits, guaranteed transmission capacity and guaranteed bandwidth for virtually all local area network applications. Users can share files and databases as if they were all working on the same computer, or within the same local area network.



     As companies and communications become more sophisticated, there is an increased need for customer access to superior traffic management of sensitive data, video and voice transmission within a single metropolitan area, or between various company operations. The Company's switched data services offer sophisticated switching technology and provide high standards in reliability and flexibility while enabling users to reduce the costs associated with interconnecting architecturally diverse information systems. The Company's data service offerings support evolving high-speed applications, such as multimedia, desktop video conferencing and medical imaging. The Company offers native speed connections to both end-users as well as interexchange data carriers. The Company's services allow users to interconnect both high speed and low speed local area network environments and to benefit from flexible billing, as well as detailed usage reports.


VIDEO TRANSMISSION SERVICES

     The Company provides broadcast quality digital and analog video link services to its video services customers, including media industry customers, such as television networks, and advertising agencies. The Company's video services include offering broadcast quality, digital channel transmissions that can be provided on a point-to-point or point-to-multipoint basis.

INTERNET SERVICES





     Late in 1998, the Company contracted with a local internet service provider to deploy a national fiber-based internet protocol network connecting the Company's hub cities. By the end of the first quarter of 1999, the network is expected to be operational in the 19 markets that the Company currently serves. Through this relationship, the Company will manage its 19 asynchronous transfer mode switches through which it provides dedicated internet connectivity at speeds of up to DS3.

LONG DISTANCE SERVICES




     The Company began to offer basic long distance services in 1998 and intends to offer additional services, such as toll free, calling card and international gateways to Europe and the Pacific, targeting medium- and small-size business customers. Generally, large businesses tend to obtain their long distance needs directly from the major long distance carriers.
The Company believes medium- and small-size businesses are more likely to obtain their long distance services from competitive local exchange carriers rather than the major long distance carriers. As a result, management believes that such medium- and small-sized end-users represent a potential customer base for developing a market for the Company's long distance services. The Company purchases long distance capacity under agreements with major long distance carriers that provide the Company capacity at competitive rates for resale and all support and billing services. The Company has negotiated a non-exclusive resale agreement with a long distance carrier and may negotiate additional resale agreements with other long distance carriers. Management believes that the offering of long distance services will contribute to revenue growth with profitable margins and will also add strategic sales and marketing value as a bundled product.


TELECOMMUNICATIONS NETWORKS AND FACILITIES


     Overview. The Company uses the latest technologies and network architectures to develop a highly reliable infrastructure for delivering high-speed, quality digital transmissions of voice, data and video telecommunications. The Company's basic transmission platform consists primarily of optical fiber equipped with high capacity SONET equipment deployed in fully redundant, self-healing rings. These SONET rings give the Company the capability of routing customer traffic in both directions around the ring, thereby eliminating loss of service in the event of a cable cut. The Company's networks are designed for remote automated provisioning, which allows the Company to meet customers' real time service needs. The Company extends SONET rings or point to point links from rings to each customer's premises over its own fiber optic cable and unbundled facilities obtained from incumbent local exchange carriers. The Company also installs diverse building entry points where a customer's security needs require such redundancy. The Company then places necessary customer-dedicated or shared electronic equipment at a location near or in the customer's premises to terminate the link.



     The Company serves its customers from one or more central offices or hubs strategically positioned throughout its networks. The central offices house the transmission and switching equipment needed to interconnect customers with each other, the long distance carriers and other local exchange networks. Redundant electronics, with automatic switching to the backup equipment in the event of failure, protects against signal deterioration or outages. The Company continuously monitors system components from its network operations center and proactively focuses on avoiding problems rather than merely reacting upon failure.



     The Company adds switched, dedicated and data services to its basic fiber optic transmission platform by installing sophisticated digital electronics at its central offices and nodes and at customer locations. The Company's advanced Lucent 5-ESS digital telephone switches are connected to multiple incumbent local exchange carriers and long distance carrier switches to provide the Company's customers access to telephones in the local market as well as the public switched telephone network. Similarly, in certain markets, the Company provides asynchronous transfer mode, or ATM, switched and local area network multiplexers at its customers' premises and in its central offices to provide high speed local area network interconnection services.



     The Company's strategy for adding customers is designed to maximize the speed and impact of its marketing efforts while maintaining attractive rates of return on capital invested to connect customers directly to its networks. To initially serve a new customer, the Company may use various transitional links, such as reselling a portion of an incumbent local exchange carrier's network. Once the new customer's communications volume and product needs are identified, the Company may build its own fiber optic connection between the customer's premises and the Company's network to accommodate: (1) the customer's needs; and
(2) the Company's efforts to maximize return on network investment.



     Telecommunications Networks. The following chart sets forth information regarding each of the Company's telecommunications networks as of December 31, 1998:

                                          Network           Switch                        Commercial
                                       Commercially      Commercially      Fiber Route    Buildings     MSA Business
Metropolitan Area                        Available       Available(1)       Miles(2)        On-Net        Lines(3)
------------------------------------   -------------  ------------------   -----------    ----------    ------------

NEW YORK REGION
Albany, New York....................      Jul. 95         Sep. 99(4)             42             16          302,130
Binghamton, New York................      Jan. 95            TBD                 81             27           78,868
Manhattan, New York.................      Feb. 96          Feb. 96              157             53        2,473,048
Rochester, New York.................      Dec. 94          Feb. 95              366             91          368,522
Jersey City, New Jersey.............    July 99(4)        July 99(4)             na             na          203,312

SOUTHWEST REGION
Austin, Texas.......................      Sep. 94          Apr. 97              284             89          374,200
Dallas, Texas.......................    Sept. 99(4)      Sept. 99(4)             na             na        1,095,916
Houston, Texas......................      Jan. 96          Sep. 97              471            153        1,262,601
San Antonio, Texas..................     May 93(5)         Nov. 97              524            151          431,989

SOUTHEAST REGION
Charlotte, N. Carolina..............      Sep. 94          Dec. 97              634            192          494,477
Greensboro, N. Carolina.............      Jan. 96         Sep. 99(4)            142             20          317,637
Memphis, Tennessee..................      May 95            May 97              503            112          267,339
Raleigh, N. Carolina................      Oct. 94          Sep. 97              523            131          277,378

MIDWEST REGION
Cincinnati, Ohio....................      Jul. 95          Nov. 97              299             86          524,937
Columbus, Ohio(6)...................    Mar. 91(5)         Jul. 97              371            105          433,323
Indianapolis, Indiana...............    Sep. 87(5)         Dec. 97              281            137          452,874
Milwaukee, Wisconsin................      Feb. 96          Sep. 97              422             96          524,155

SOUTH REGION
Tampa, Florida......................      Dec. 97          Jan. 98              423             10          978,203
Orlando, Florida....................      Jul. 95          Jul. 97              912            152          833,765

WESTERN REGION
Honolulu, Hawaii....................      Jun. 94          Jan. 98              296            195          223,224
San Diego, California...............      Jun. 95          Jul. 97              237            103        1,125,674
                                                                           -----------    ----------    ------------
Total...............................                                          6,968          1,919       13,043,572
                                                                           -----------    ----------    ------------
                                                                           -----------    ----------    ------------


------------

(1) Date of switch commercially available is the first date on which switched services were provided to a customer of the Company.

(2) Licensed and owned fiber optic route miles.


(3) Metropolitan statistical areas business lines data are from Statistics of Communications Common Carrier 1997 Business Data.



(4) Estimated.



(5) The networks in Columbus, Ohio, San Antonio, Texas and Indianapolis, Indiana were built by certain predecessor companies prior to the commencement of the Company's business.





(6) The Columbus market is operated under a partnership, MetroComm AxS, L.P., which is a 50% owned entity of the Company. However, the switch is owned by the Company.



     Information Systems Infrastructure. The Company uses advanced technology in its information systems infrastructure. The Company also uses an integrated, nationwide client server platform and coherent relational databases to increase employee productivity, link itself electronically to some of its customers and develop real time data and information. The architecture also enables the Company to rapidly re-engineer its processes and procedures to lower its costs and to respond rapidly to changing industry conditions. The Company's information systems deliver data at the network, regional or corporate level, and also by customer and vendor. The Company's information systems assist in the delivery of superior customer service and real time support of network operations. The systems, which were partially developed by an outside vendor but are operated internally, utilize open system standards and architecture. As a result, the Company is positioned to either purchase from third parties or develop in-house supplementary information support systems as its needs arise. The Company has contracted with an outside vendor to install certain new back office systems to enhance the Company's capabilities and accommodate the planned scale of its business. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000.'



     Network Monitoring and Management. The Company provides a single point of contact for all of its customers and consolidates all of its systems support, expertise and technical training at its network operations center in Greenwood Village, Colorado. With over 400 technicians, customer service representatives and administrative support staff dedicated to providing superior customer service, the Company is able to quickly correct, and often anticipate, any problems that may arise in its networks. The Company provides 24 hour-a-day, 7 days-a-week surveillance and monitoring of networks to achieve the Company's 99.98% network reliability and performance. Network analysts monitor real-time alarm, status and performance information for network circuits, which allows them to react swiftly to repair network failures.


     Network Development and Application Laboratory. The Company's network development and application laboratory is a comprehensive telecommunications technology, applications and services development laboratory, equipped with advanced systems and equipment, including those used by the Company in the operation of its local digital networks.





     The center is designed to provide a self-contained testing and integration environment, fully compatible with the Company's digital networks, for the purposes of:



      verifying the technical and operational integrity of new equipment prior to installation in the networks;



       developing new services and applications;



      providing a realistic training environment for technicians, engineers and others; and



      providing a network simulation environment to assist in fault isolation and recovery.



     Technologies currently under evaluation in the lab include dense wave division multiplexing, or DWDM, optical bandwidth management and internet protocol telephony, and related data applications.



     Billing Systems. The Company contracts with outside vendors for customer billing. The Company has licensed a system for switched services billing that it operates on its own equipment and has a service bureau arrangement with another vendor for dedicated transport service and interconnection billing. See 'Risk Factors -- We expect to depend on third party vendors for information systems' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000.'



     Agreements with Time Warner Cable. The Company has entered into several agreements with Time Warner Cable for the license of fiber optic networks and certain facilities, administrative and operating services, residential telephony support services. See 'Risk Factors -- We may need to obtain additional fiber optic capacity beyond what Time Warner Cable provides us,' 'Risk Factors -- Our business may be limited if the capacity license with Time Warner Cable expires or is terminated' and 'Certain Relationships and Related Transactions -- Certain Operating Agreements.'


NETWORK DESIGN AND CONSTRUCTION


     In order to leverage its relationship with Time Warner Cable, the Company has constructed its existing networks in selected metropolitan areas served by Time Warner Cable's fiber optic infrastructure. This has allowed the Company to develop, in a cost-efficient way, an extensive network in each of its service areas. As of December 31, 1998, the Company's networks spanned 6,968 route miles, contained 272,390 fiberglass miles and offered service to 4,321 buildings with 2,953,454 voice grade equivalent circuits and 78,036 access lines in service.



     The Company anticipates that it will construct new networks in certain cities, using its relationship with Time Warner Cable or other fiber providers, or by developing the networks in house, whichever is most effective and economical. Before deciding to construct or acquire a network in a particular city, the Company's corporate development staff reviews the demographic, economic, competitive and telecommunications demand characteristics of the city, including its location, the concentration of potential business, government and institutional end-user customers, the economic prospects for the area, available data regarding long distance carrier and end-user special access and switched access transport demand and actual and potential competitive access pro-vider/competitive local exchange carrier competitors. Market demand is estimated on the basis of market research performed by Company personnel and others, utilizing a variety of data including estimates of the number of interstate access and intrastate private lines in the city based primarily on FCC reports and commercial databases. This process has enabled the Company to reduce its start-up costs and expedite lead times.



     If a particular city targeted for development is found to have sufficiently attractive demographic, economic, competitive and telecommunications demand characteristics, the Company's network planning and design personnel design a network targeted to provide access to the major long distance carrier, points of presence and the incumbent local exchange carrier's principal central office(s) in the city. Consistent with the Company's disciplined capital expenditure program, distribution rings are designed to cover strategic or highly concentrated business parks and downtown metropolitan areas, and build-out to 100% of the identified end-users is generally not considered to be cost-effective since a portion of the end-users are located in low density areas.


     Based on the data obtained through the foregoing process, in connection with either the construction or an acquisition of a network, the Company develops detailed financial estimates based on the anticipated demand for the Company's current services. If the financial estimates meet or exceed the Company's minimum rate of return thresholds using a discounted cash flow analysis, the Company's corporate planning personnel prepare a detailed business and financial plan for the proposed network.


     Prior to commencing construction, the Company's local staff, working together with Time Warner Cable, where applicable, obtains any needed city franchises, permits, or other municipal requirements to initiate construction and operate the network. In some cities, a construction permit is all that is required. In other cities, a right-of-way agreement or franchise may also be required. Such agreements and franchises are generally for a term of limited duration. In addition, the 1996 Act requires that local governmental authorities treat all telecommunications carriers in a competitively neutral, non-discriminatory manner. The Company's current right-of-way agreements and franchises expire in years ranging from 1999 to 2015. City franchises often require payment of franchise fees which in some cases can be directly passed through on customers' invoices. The Company's local staff also finalizes arrangements for other needed rights-of-way. Rights-of-way are typically licensed from Time Warner Cable under multi-year agreements with renewal options and are generally non-exclusive. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.' The Company leases underground conduit and pole space and other rights-of-way from entities such as local exchange carriers and other utilities, railroads, long distance providers, state highway authorities, local governments and transit authorities. The 1996 Act requires most utilities, including most local exchange carriers and electric companies, to afford competitive access providers/competitive local exchange carriers access to their poles, conduits and rights-of-way at reasonable rates on non-discriminatory terms and conditions.



     The Company's networks are constructed to cost-effectively access areas of significant commercial end-user telecommunications traffic, as well as the points of presence of most long distance carriers and cellular companies and the principal local exchange carrier central offices in a city. The Company establishes general requirements for network design, and internally engineers the contemplated network and the required deployment. Construction and installation services are provided by independent contractors, including Time Warner Cable, selected through a competitive bidding process. Company personnel provide project management services, including contract negotiation and supervision of the construction, testing and certification of all facilities. The construction period for a new network varies depending upon the number of route miles to be installed, the initial number of buildings targeted for connection to the network, the general deployment of the network and other field conditions. Networks that the Company has installed to date generally have become operational within six to nine months after the beginning of construction.


EQUIPMENT SUPPLY


     The Company acquires Lucent 5-ESS digital switches pursuant to an exclusive vendor agreement, which provides for discounted pricing. The Lucent agreement expires in June of 2002 and is renewable for up to four additional years upon the parties' mutual agreement. The Lucent agreement provides that if the Company purchases digital switches from a vendor other than Lucent during the term of the agreement, Lucent, among other things, may discontinue the agreed upon discounted pricing on all future orders, renegotiate higher prices for digital switches and may not be liable for failures to meet certain delivery and installation schedules on future orders.

CUSTOMERS AND SALES AND MARKETING





     The Company's customers are principally telecommunications-intensive medium and large-sized businesses, internet service providers, wireless communications companies and various governmental entities. Historically, the Company's customers were primarily long distance carriers. While the Company's long distance carrier business has grown by approximately 67.0% in 1998 over 1997, it has declined as a proportion of total revenues by 24.0%, to approximately 26.0% of the Company's total revenues. Of this long distance carrier revenue, approximately 60% is influenced by the end-user customer rather than the long distance carrier since an end-user may switch long distance carriers while retaining the Company as its local exchange carrier. The top two customers for 1998, which are long distance carriers, accounted for 23.7% of total revenues, and no other customer accounted for 10% or more of revenues. For the year ended December 31, 1998, the Company's top 10 customers accounted for 37.8% of the Company's total revenues.



     The Company provides incentives for its sales force to negotiate service contracts that have a minimum term of 1 year, and provides enhanced commissions for executing agreements with terms of 3 years or greater. Currently, more than 50% of service agreements have a duration of greater than 3 years. See 'Risk Factors -- Several customers account for a significant amount of our revenues.'


     The Company's marketing emphasizes its:


       reliable, facilities-based networks;



       flexibly priced, bundled products and services;



       responsive customer service orientation; and



      integrated operations, customer support and network monitoring and management systems.



     The Company's centrally managed customer support operations are designed to facilitate the processing of orders for changes and upgrades in customer services. To reduce the inherent risk in bringing new and untested telecommunications products and services to a dynamically changing market, the Company introduces its products and services once market demand develops and offers them in diversified, competitively-priced bundles, thereby increasing usage among its existing customers and attracting new customers. The services offered by the Company are typically priced at a discount to the prices of the incumbent local exchange carriers.


     With a direct sales force in each of its service areas along with regional and national sales support, the Company targets medium- and large-sized telecommunications-intensive businesses in the areas served by its networks. Compensation for the Company's sales representatives is based primarily on commissions that are tied to sales generated. The Company's customers include financial services firms, health care, media, telecommunications services and high tech companies and various governmental institutions. In addition, the Company markets its services through sales agents, landlords, advertisements, trade journals, media relations, direct mail and participation in trade conferences.


     The Company also targets long distance carriers, internet service providers, large, strategic business accounts and wireless telephone companies through its national sales organization. The Company has master services agreements (which generally set forth technical standards, ordering processes, pricing methodologies and service grade requirements, but do not guarantee any specified level of business for the Company) with a significant number of the long distance carriers, including AT&T, MCI-Worldcom, Sprint Corporation, and Qwest-LCI, Inc. By providing long distance carriers with a local connection to their customers, the Company enables them to avoid complete dependence on the incumbent local exchange carriers for access to customers and to obtain a high quality and reliable local connection. The Company provides a variety of transport services and arrangements that allow long distance carriers to connect their own switches in both local areas, or intra-city, and in wide areas, or inter-city. Additionally, long distance carriers may purchase the Company's transport services that allow them to connect their switch to an incumbent local exchange carrier switch and to end-user locations directly. The Company's advanced networks allow it to offer high volume business customers and long distance carriers uniformity of services, pricing, quality standards and customer service.

CUSTOMER SERVICE


     With over 400 expert technicians, customer service representatives and administrative support staff, the Company provides its customers with continuous support and superior service. To serve its customers, account representatives are assigned to the Company's customers to act as effective liaisons with the Company.
                                       46

Technicians and other support personnel are available in each of the Company's service areas to react to any network failures or problems. In addition, the network operations center provides 24 hour-a-day, 7 days-a-week surveillance and monitoring of networks to maintain the Company's network reliability and performance. See ' -- Telecommunications Networks and Facilities -- Network Monitoring and Management.'


COMPETITION

     The Company believes that the principal competitive factors affecting its business are, and will continue to be


     (a) pricing,



     (b) the availability of proven support systems for the Company's back office systems, including provisioning and billing,



     (c) competition for skilled, experienced personnel, and



     (d) regulatory decisions and policies that promote competition.



     The Company believes that it competes favorably with other companies in the industry or is impacted favorably with respect to each of these factors. The technologies and systems which provide back office support for the competitive local exchange carrier industry are nascent and may not keep pace with the growth of order volume, integration with other systems, and production of required information for systems managers. The best personnel in all areas of the Company's operations are in demand by the numerous participants in the highly specialized competitive local exchange carrier industry. While the Company's employee base is very stable, it is anticipated that others in the industry will continue to demand high quality personnel and will thus drive pressure to maintain extremely competitive compensation and benefits packages in addition to an attractive work environment. Regulatory environments at both the state and Federal level differ widely and have considerable influence on the Company's market and economic opportunities and resulting investment decisions. The Company believes it must continue monitoring regulatory developments and remain active in its participation in regulatory issues.



     Services substantially similar to those offered by the Company are also offered by the incumbent local exchange carriers, which include Ameritech Corporation, Bell Atlantic Corporation, BellSouth Corporation, SBC and GTE Corporation. The Company believes that many incumbent local exchange carriers may have competitive advantages over the Company. Incumbent local exchange carriers generally benefit from their long-standing relationships with customers and greater technical and financial resources. The incumbent local exchange carriers have the potential to subsidize services of the type offered by the Company from service revenues in unrelated businesses and currently benefit from recent regulations that relax price restrictions and decrease regulatory oversight of incumbent local exchange carriers. In addition, in most of the metropolitan areas in which the Company currently operates, at least one, and sometimes several, other competitive access providers or competitive local exchange carriers offer substantially similar services at substantially similar prices to those of the Company.



     The Company also faces competition from new entrants in the local services business who may also be better established and have greater financial resources. Other competitive local exchange carriers, competitive access providers, cable television companies, electric utilities, long distance carriers, microwave carriers, wireless telephone system operators and private networks built by large end users currently do, and may in the future, offer services similar to those offered by the Company.



     In addition, the current trend of business combinations and alliances in the telecommunications industry, including mergers between subsidiaries of regional Bell operating companies, between Bell operating companies and other incumbent local exchange carriers, and between major long distance carriers and competitive local exchange carriers, may create significant new competitors for the Company. For example, Bell Atlantic has acquired the local exchange carriers owned by NYNEX and SBC, corporate parent of Southwestern Bell Telephone Company, has acquired Southern New England Telephone and Pacific Telesis. In addition, SBC and Ameritech have agreed to merge, as have Bell Atlantic and GTE Corporation. On July 23, 1998, AT&T announced that it had completed its acquisition of TCG, a competitor of the Company. In addition, on March 9, 1999 AT&T and TCI, a major cable operator, announced the completion of their merger. On February 17, 1999, the FCC approved the transfer of TCI's licenses to AT&T. AT&T and Time Warner have also announced their intention to form a joint venture to offer any distance telephone service to residential and small business customers over Time Warner's cable facilities.



     The Company believes that the 1996 Act will provide increased business opportunities by opening all local markets to competition. The 1996 Act:



      requires all local exchange providers to offer their services for resale;



      requires incumbent local exchange carriers to provide increased direct interconnection;



      requires incumbent local exchange carriers to offer network elements on an unbundled basis; and



      requires incumbent local exchange carriers to offer the services they provide to end-users to other carriers at wholesale rates.



     However, under the 1996 Act, the FCC and some state regulatory authorities may provide incumbent local exchange carriers with increased flexibility to reprice their services as competition develops and as incumbent local exchange carriers allow competitors to interconnect to their networks. In addition, some new entrants in the local market may price certain services to particular customers or for particular routes below the prices charged by the Company for services to those customers or for those routes, just as the Company may itself underprice those new entrants for other services, customers or routes. If the incumbent local exchange carriers and other competitors lower their rates and can sustain significantly lower prices over time, this may adversely affect revenues of the Company if it is required by market pressure to price at or below the incumbent local exchange carriers' prices. If regulatory decisions permit the incumbent local exchange carriers to charge competitive access providers/competititve local exchange carriers substantial fees for interconnection to the incumbent local exchange carriers' networks or afford incumbent local exchange carriers other regulatory relief, such decisions could also have a material adverse effect on the Company.


     However, the Company believes that the negative effects of the 1996 Act may be more than offset by the increased revenues available as a result of being able to address the entire local exchange market,



      mutual reciprocal compensation with the incumbent local exchange carriers that results in the Company terminating its local exchange traffic on the incumbent local exchange carrier's network at little or no net cost to the Company, obtaining access to off-network customers through more reasonably priced expanded interconnection with incumbent local exchange carrier networks, and a shift by long distance carriers to purchase access services from competitive access providers/competitive local exchange carriers instead of incumbent local exchange carriers.


     There can be no assurance, however, that these anticipated results will offset completely the effects of increased competition as a result of the 1996 Act.


     Historically, the Company has been able to build new networks and expand existing networks in a timely and economical manner through strategic arrangements such as leasing fiber optic cable from Time Warner Cable, which already possesses rights-of-way and has facilities in place. The Company intends to use its experience and presence in the telecommunications industry to fully exploit its available capacity, further develop and expand its existing telecommunications infrastructure and offer a diversified range of products and services in competitively priced bundles.


GOVERNMENT REGULATION

     Historically, interstate and foreign communication services were subject to the regulatory jurisdiction of the FCC, and intrastate and local telecommunications services were subject to regulation by state public service commissions. With the enactment of the 1996 Act, competition in all telecommunications market segments, including interstate and intrastate, local and long distance, became matters of national policy. As described below, the respective roles of Federal and state regulators to establish rules and pricing requirements to implement that policy remain the subject of litigation. Nonetheless, the Company believes that the national policy fostered by the 1996 Act should contribute to an increase in the market opportunities for the Company. Because these developments require numerous actions to be implemented by individual Federal and state regulatory commissions, and are subject to particular legal, political and economic conditions, it is not possible to predict the pace at which regulatory liberalization will occur.

     Telecommunications Act of 1996. In early 1996, President Clinton signed the 1996 Act, the most comprehensive reform of the nation's telecommunications laws since the Communications Act. The 1996 Act prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any entity from providing any interstate or intrastate telecommunications service. This provision of the 1996 Act should enable the Company to provide a full range of local telecommunications services in any state. States retain jurisdiction under the 1996 Act to adopt competitively neutral regulations necessary to preserve universal service, protect public safety and welfare, ensure the continued quality of telecommunications services and safeguard the rights of consumers. States are also responsible for mediating and arbitrating competitive local exchange carrier-incumbent local exchange carrier interconnection arrangements if voluntary agreements are not reached. Therefore, the degree of state regulation of local telecommunications services may be substantial.



     The 1996 Act imposes a number of access and interconnection requirements on all local exchange carriers, including competitive local exchange carriers, with additional requirements imposed on incumbent local exchange carriers. The 1996 Act requires competitive local exchange carriers and incumbent local exchange carriers to attempt to resolve interconnection issues through negotiations for at least 135 days. During these negotiations, the parties may submit disputes to state regulators for mediation and, after the negotiation period has expired, the parties may submit outstanding disputes to state regulators for arbitration. As of December 1, 1998, the Company has executed 36 definitive interconnection agreements with incumbent local exchange carriers, covering 18 of its markets. The Company has executed interconnection agreements with the incumbent local exchange carriers in each of its markets in which it offers switched services and has negotiated, or is negotiating, secondary interconnection arrangements with carriers whose territories are adjacent to the Company's for intrastate intraLATA toll traffic and extended area services.


     Under the 1996 Act, the FCC was required to establish rules and regulations to implement the local competition provisions of the 1996 Act within six months of enactment. In August 1996, the FCC issued two reports and orders. In the First Report and Order, the FCC promulgated rules to govern interconnection, resale, unbundled network elements, and the pricing of those facilities and services, as well as the negotiation and arbitration procedures to be utilized by states to implement those requirements. In the Second Report and Order, the FCC adopted rules to govern the dialing parity requirements of the 1996 Act.


     In July 1997, the Eighth Circuit Court of Appeals issued a decision in which it affirmed certain portions of the FCC's rules and vacated others. It vacated the FCC rules governing the pricing of interconnection, resale, and unbundled network elements on the basis that the FCC lacks jurisdiction to establish pricing rules for intrastate service. It also vacated rules allowing requesting carriers to select from among various provisions of individual interconnection agreements between incumbent local exchange carriers and other carriers, and rules permitting the combining of network elements. In a subsequent decision, the court vacated the FCC's dialing parity rules with respect to intraLATA service. In October 1997, the Eighth Circuit Court of Appeals issued an order on rehearing in which it vacated one additional FCC rule. The vacated rule prohibited incumbent local exchange carriers from separating network elements that they currently combine, except upon request. Although the FCC's rules governing the pricing of interconnection, unbundled network elements and resale have been vacated by the Eighth Circuit Court of Appeals, interconnection and arbitration proceedings at the state level have continued with the states implementing their own pricing standards.



     Several entities, including the United States government, submitted petitions for certiorari asking the U.S. Supreme Court to review the orders of the Eighth Circuit Court of Appeals. Those petitions asked the Supreme Court to review the Court of Appeals' ruling that the FCC lacks jurisdiction to establish pricing rules for intrastate services and facilities as well as to establish dialing parity requirements for intrastate (including most intraLATA) service. In addition, the petitions asked the Supreme Court to review the Court of Appeals' decision to vacate the so-called 'pick and choose' rule established by the FCC. That rule required local exchange carriers to make available to requesting carriers (including the Company) any provision from any interconnection, unbundled network element or resale agreement between an incumbent local exchange carrier and any requesting carrier approved by a state commission. Finally, several of the petitions (including that of the U.S. government) also asked the Supreme Court to review the October 1996 rehearing order vacating the FCC rule which required incumbent local exchange carriers to make available combined packages of network elements.

     On January 25, 1999, the Supreme Court issued its opinion in the case involving review of the Eighth Circuit Court of Appeals decision. The Court held that the FCC has authority under the Communications Act to establish rules, including pricing rules, to implement the local competition provisions of the 1996 Act, even with respect to intrastate services. The Supreme Court did not address the merits of the pricing rules which the FCC promulgated in 1996. In addition, the Supreme Court affirmed several of the other rules which had been promulgated by the FCC but which had been found unlawful by the Eighth Circuit Court of Appeals. These included a rule allowing requesting carriers to select provisions from among different interconnection agreements approved by state commissions (the so-called 'pick-and-choose' rule) and a rule allowing requesting carriers to obtain from incumbent local exchange carriers assembled combinations of unbundled network elements. However, the Court vacated a FCC rule identifying specific network elements which incumbent local exchange carriers were required to make available on the basis that the FCC had failed to consider (1) whether such network elements were necessary and (2) whether the failure to make network elements available would impair the ability of requesting carriers to provide the services they seek to offer. The FCC has indicated that it will conduct further proceedings to comply with the Supreme Court opinion regarding the availability of network elements. Whether incumbent local exchange carriers will be required to make available combined platforms of network elements will depend on how the FCC implements the 'necessary' and 'impair' standards governing network elements availability in light of the Supreme Court opinion. The Company believes that the availability of combined platforms of network elements at prices based on the FCC's Total Element Long Run Incremental Cost standard could create economic opportunities for new competitors to enter local markets through acquisition of incumbent local exchange carrier network element platforms rather than by investing in their own network facilities as the Company does.



     The 1996 Act provides a detailed list of items that are subject to these interconnection negotiations, as well as a detailed set of duties for all affected carriers.



     All local exchange carriers, including competitive local exchange carriers like the Company, have a duty to not unreasonably limit the resale of their services,



       provide number portability if technically feasible,



       provide dialing parity to competing providers,



       provide access to poles, ducts and conduits, and



      establish reciprocal compensation arrangements for the transport and termination of telecommunications.



     Under the 1996 Act and rules established by the FCC in 1996 (and modified on reconsideration in 1997), local exchange carriers, including the Company, are required to make available number portability. Number portability refers to the ability of users of telecommunications services to retain, at the same location, existing telecommunications numbers without impairment of quality, reliability, or convenience when switching from one telecommunications carrier to another. Under the schedule for number portability implementation established by the FCC, local exchange carriers are required to implement number portability in the 100 largest MSAs over a five-phase period that began on October 1, 1997 and concluded on December 31, 1998. After that, in areas outside the 100 largest MSAs, local exchange carriers are required to make available number portability within six months of receipt of a specific request from another telecommunications carrier.



     The 1996 Act and the FCC's rules also require local exchange carriers to implement dialing parity. Dialing parity refers to the ability of a person that is not an affiliate of a local exchange carrier to be able to provide telecommunications services in such a manner that customers have the ability to route automatically without the use of any access code, their telecommunications to the telecommunications service provider of the customer's designation from among two or more telecommunications service providers (including such local exchange carrier). Under rules promulgated by the FCC in 1996, all local exchange carriers, including the Company, are required to provide intraLATA and interLATA dialing parity not later than February 8, 1999. However, if a local exchange carrier also provides interLATA service as the Company does, that local exchange carrier was required to provide dialing parity by August 8, 1997. Local exchange carriers unable to comply with that August 8, 1997 deadline were required to have notified the FCC by May 8, 1997.



     The Company does not restrict the resale of its services, engages in reciprocal compensation arrangements, provides dialing parity, and provides full number portability, satisfying four of the five requirements. The
Company generally licenses poles, ducts and conduits, and therefore owns few such rights-of-way subject to the requirement to make them available to other carriers.

     In addition to those general duties of all local exchange carriers, incumbent local exchange carriers have additional duties to interconnect at any technically feasible point and provide service equal in quality to that provided to their customers or the incumbent local exchange carrier itself,



      provide unbundled access to network elements at any technically feasible point,



       offer retail services at wholesale prices for the use of competitors,



      provide reasonable public notice of changes in the network or the information necessary to use the network, and provide for physical collocation.



     The 1996 Act further imposes various pricing guidelines for the provision of certain of these services. Both the incumbent local exchange carriers and the requesting carriers have a statutory duty to negotiate in good faith regarding these arrangements. The regional Bell operating companies, in particular, must successfully achieve agreements, leading to the development of facilities-based competition for business and residential users, in order to enter the long distance markets within their regions. The Company has successfully concluded agreements governing interconnection arrangements in all of the states in which it holds competitive local exchange carrier authority. Several of these agreements are expiring in 1999 and the Company anticipates that the incumbent local exchange carriers will want to renegotiate the terms and conditions, including reciprocal compensation. The Company cannot predict the outcome of the negotiations, especially in light of the Supreme Court's recent decision regarding the interconnection rules.



     The 1996 Act establishes procedures under which Bell operating companies may apply to the FCC for authority to provide interLATA service from states within their operating regions. A Bell operating company seeking in-region interLATA authority must demonstrate that it is subject to competition from a competitor in the state with whom it has entered into an interconnection agreement and which is providing service to business and residential customers within the state exclusively or predominantly over its own facilities. Alternatively, the Bell operating company may seek in-region interLATA authority if no provider has requested access and interconnection, and the Bell operating company has in place a state commission-approved statement of generally available terms and conditions for access and interconnection which is available to competitors. Further, access and interconnection agreements must comply with each point of a 14 point competitive checklist. To date, five applications have been filed by Bell operating companies with the FCC for authority pursuant to
Section 271 of the Communications Act to provide interLATA long distance service in states within their operating territories. All five of those applications have been denied by the FCC. An application by SBC for FCC authority to provide long distance service in Oklahoma was denied in June 1997. SBC's appeal of that decision was denied by the U.S. Court of Appeals for the District of Columbia Circuit in March 1998. In August 1997, the FCC also denied an application by Ameritech to provide long distance service in Michigan. BellSouth applications for FCC approval to provide long distance service in South Carolina and Louisiana also were denied by the FCC in December 1997 and February 1998, respectively. In July 1998, BellSouth again applied to the FCC to provide long distance service in Louisiana. That application was denied by the FCC in October 1998. In addition to those FCC applications, SBC Corporation brought a lawsuit in the U.S. District Court for the Northern District of Texas in which it challenged on constitutional grounds the Bell operating company long distance entry provisions of the Communications Act. In December 1997, the District Court ruled in favor of SBC finding those provisions to be unconstitutional. Shortly thereafter, the District Court stayed its decision pending review by the U.S. Court of Appeals for the Fifth Circuit. On September 4, 1998, the U.S. Court of Appeals for the Fifth Circuit reversed that decision of the District Court concluding that the provisions of Section 271 governing the Bell operating companies interLATA service entry is not an unconstitutional bill of attainder. Several parties, including SBC, have filed petitions for certiorari with the U.S. Supreme Court asking that it review the decision of the Fifth Circuit. On January 19, 1999, the Supreme Court declined to review that decision. The Company anticipates that eventually the Bell operating companies will be found to comply with the requirements of the Communications Act governing in-region long distance entry and their applications for authority to provide interLATA service will be approved and they will be permitted to offer interLATA services within their operating territories.
     The Company, like other competitive local exchange carriers, receives reciprocal compensation from incumbent local exchange carriers for local calls which it terminates at the premises of Internet service providers. Incumbent local exchange carriers have attempted to persuade state commissions and the FCC that such traffic is interstate traffic rather than local traffic and that such traffic is not subject to reciprocal compensation. To date, every state commission which has considered the issue has concluded that local traffic terminated at Internet service provider locations is local traffic and is subject to reciprocal compensation under state-approved interconnection agreements. However, on February 26, 1999, the FCC released a declaratory ruling in which it held that local traffic that terminates at internet service providers is largely interstate traffic. The FCC did not determine whether or not such traffic may be subject to reciprocal compensation on a prospective basis, but commenced a FCC rulemaking on that subject. Pending completion of that rulemaking, determinations of whether reciprocal compensation should be paid on traffic terminated at internet service provider locations will be made by state commissions and under the terms of approved agreements. It is expected that incumbent local exchange carriers will attempt to persuade the FCC and state commissions that local traffic delivered to Internet service providers should not be subject to reciprocal compensation. Exclusion of such traffic from reciprocal compensation requirements could reduce the revenues received by the Company for terminating traffic originated by incumbent local exchange carriers.



     If the Bell operating companies become authorized to provide in-region interLATA service, they will be able to offer customers a full range of local and long distance services. Bell operating company entry into the interLATA services markets may reduce the market shares held by major long distance carriers, which are among the Company's largest customers. However, the Company believes that the entry of Bell operating companies into the interLATA market will encourage long distance carriers to increase their use of exchange access services offered by the Company and by other competitive local exchange carriers rather than the exchange access services of the Bell operating companies. When Bell operating companies provide long distance services outside their local telephone service areas, they will be potential customers of the Company's services as well as services of other competitive local exchange carriers and competitive access providers.



     Federal Regulation. The 1996 Act obligates the FCC to establish mechanisms for ensuring that consumers, including low income consumers and those located in rural, insular and high cost areas, have access to telecommunications and information services at rates reasonably comparable to those charged for similar services in urban areas. The 1996 Act also requires the FCC to establish funding mechanisms to make available access to telecommunications services, including advanced services, to schools, libraries and rural health care centers. These requirements are generally referred to as the 'universal service requirements' of the 1996 Act. In May 1997, the FCC adopted rules to implement the universal service requirements. Under those rules, all telecommunications carriers, including the Company, are required to contribute to support universal service. If the Company offers to provide local exchange service to all customers within certain geographic areas, it may be deemed to be an 'Eligible Carrier' and therefore entitled to subsidy funds under the program established by the FCC. Certain aspects of universal service, including the formulas to be used to quantify local service costs remain under study by the FCC. In addition, several parties appealed the FCC's May 1997 universal service order. Those appeals were consolidated in the U.S. Court of Appeals for the Fifth Circuit and are pending.


     On December 23, 1998, the FCC established rules to govern the manner in which telecommmunications carriers effectuate and verify selection by consumers of preferred providers of local exchange and interexchange services. The Company will be subject to those rules and will be required to comply with the specific verification requirements established by the FCC. Violation of those rules could subject the Company to sanctions imposed by the FCC.


     Following a June 1997 decision of the FCC, the Company has been permitted to provide its interstate access services without having tariffs on file with the FCC. Following that decision, the Company withdrew its interstate access services tariff and now provides such services pursuant to contracts entered into with customers. This will improve the Company's ability to rapidly change its access service pricing in response to competition and will reduce the Company's regulatory compliance costs. The Company is still required to file with the FCC tariffs for its other interstate telecommunications services, including long distance service.


     The FCC's action does not, however, impact the Company's state public utility commission tariff requirements. Whether or not the Company is subject to a tariff filing requirement, the Company must offer its interstate services on a nondiscriminatory basis, at just and reasonable rates, and it is subject to the complaint provisions of the Communications Act. For its current offering of interstate services as a nondominant carrier, the Company is not subject to rate of return or price cap regulation by the FCC and may install and operate digital facilities for the transmission of interstate communications without prior FCC authorization. Pursuant to the 1996 Act, the Company is subject to additional Federal regulatory obligations when it provides local
                                       52
exchange service in a market, such as the access and interconnection requirements that are imposed on all local exchange carriers. See
' -- Government Regulation -- Telecommunications Act of 1996.'


     The Communications Assistance for Law Enforcement Act, enacted in 1994, requires telecommunications carriers, including the Company, to make their equipment and facilities capable of assisting authorized law enforcement agencies to conduct electronic surveillance. By September 8, 1998, subject carriers were required to notify the Attorney General of systems which do not have the capacity to meet surveillance requirements specified by the Attorney General. By October 25, 1998, telecommunications carriers, including the Company, were required to meet the surveillance standards set by the Attorney General. The FCC has extended the date for compliance with these requirements until June 30, 2000.

     State Regulation. The Company has acquired all state government authority needed to conduct its business as currently contemplated. Most state public service commissions require carriers that wish to provide local and other jurisdictionally intrastate common carrier services to be authorized to provide such services. The Company's operating subsidiaries and affiliates are authorized as common carriers in ten states. These certifications cover the provision of switched services including local basic exchange service, point to point private line, competitive access services, and in five states long distance services.


     Local Government Authorizations. The Company may be required to obtain from municipal authorities street opening and construction permits and other rights and other rights-of-way to install and expand its networks in certain cities. In some cities, the Company's affiliates or subcontractors may already possess the requisite authorizations to construct or expand the Company's networks. Any increase in the difficulty or cost of obtaining these authorizations and permits could adversely affect the Company, particularly where it must compete with companies that already have the necessary permits.



     In some of the metropolitan areas where the Company provides network services, the Company pays license or franchise fees based on a percent of gross revenues. There can be no assurance that municipalities that do not currently impose fees will not seek to impose fees in the future, nor is there any assurance that, following the expiration of existing franchises, fees will remain at their current levels. Under the 1996 Act, municipalities are required to impose such fees on a competitively neutral and nondiscriminatory basis. However, municipalities that currently favor the incumbent local exchange carriers may or may not conform their practices in a timely manner or without legal challenges by the Company or another competitive access provider or competitive local exchange carrier. Moreover, there can be no assurance that incumbent local exchange carriers with whom the Company competes will not be excluded from such local franchise fee requirements by previously-enacted legislation allowing them to utilize rights-of-way throughout their states without being required to pay franchise fees to local governments.


     If any of the Company's existing franchise or license agreements for a particular metropolitan area were terminated prior to its expiration date and the Company were forced to remove its fiber optic cables from the streets or abandon its network in place, even with compensation, such termination could have a material adverse effect on the Company's operation in that metropolitan area and could have a material adverse effect on the Company.

     The Company is party to various regulatory and administrative proceedings, however, subject to the discussion above, the Company does not believe that any such proceedings will have a material adverse effect on its business.

COMPANY NAME


     The use of the 'Time Warner' name by the Company is subject to a license agreement with Time Warner. See 'Risk Factors -- We may lose the right to use the `Time Warner' name' and 'Certain Relationships and Related
Transactions -- Certain Operating Agreements.'


EMPLOYEES


     As of December 31, 1998, the Company employed approximately 898 full-time employees. The Company believes that its relations with its employees are good. By succession, the New York City operating entity is a party to a collective bargaining agreement. In connection with the construction and maintenance of its networks and the conduct of its other business operations, the Company uses third party contractors, some of whose employees may be represented by unions or collective bargaining agreements. The Company believes that its success will depend in part on its ability to attract and retain highly qualified employees and maintain good working relations with its current employees.

PROPERTIES


     The Company leases network hub sites and other facility locations and sales and administrative offices, substantially all of which are leased from Time Warner Cable, in each of the cities in which it operates networks. During 1996, 1997 and 1998, rental expense for the Company's facilities and offices totaled approximately $3.9 million, $4.7 million and $4.8 million, respectively. The Company owns no material real estate. Management believes that its properties, taken as a whole, are in good operating condition and are suitable and adequate for the Company's business operations. The Company currently leases approximately 130,000 square feet of space in Greenwood Village, Colorado, where its corporate headquarters are located.


LEGAL PROCEEDINGS

     The Company is a party to various claims and legal and regulatory proceedings arising in the ordinary course of business. The Company does not believe that such claims or proceedings, individually or in the aggregate, will have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES


     The following table sets forth certain information (as of December 31, 1998) with respect to the persons who are members of the board of directors, executive officers or key employees of the Company:



                NAME                   AGE                                  POSITION
------------------------------------   ---   ----------------------------------------------------------------------
Larissa L. Herda....................   40    President and Chief Executive Officer and Director
Paul B. Jones.......................   52    Senior Vice President, General Counsel and Regulatory Policy
A. Graham Powers....................   52    Senior Vice President, Engineering and Technology
David J. Rayner.....................   41    Senior Vice President and Chief Financial Officer
John T. Blount......................   40    Senior Vice President, Sales
Raymond H. Whinery..................   44    Senior Vice President, Technical Operations
Mark A. Peters......................   38    Vice President, Treasurer
Julie A. Rich.......................   45    Vice President, Human Resources and Business Administration
Jill Stuart.........................   44    Vice President, Accounting and Finance and Chief Accounting Officer
Richard J. Bressler.................   41    Director
Glenn A. Britt......................   49    Director(1)
Richard J. Davies...................   51    Director(1)
Stephen A. McPhie...................   45    Director(1)
Robert J. Miron.....................   61    Director
Audley M. Webster, Jr...............   45    Director(1)
Pearre A. Williams..................   44    Director


------------

(1) Prior to the completion of the Offering, the board of directors will be expanded and these directors will be selected and nominated in accordance with the stockholders' agreement. Ms. Herda and Messrs. Bressler, Miron and Williams will remain on the board of directors following the Offering.


     Ms. Herda has served as President and Chief Executive Officer of the Company since June 22, 1998. From March 1997 to June 21, 1998, Ms. Herda served as Senior Vice President, Sales of the Company. From 1989 to 1997, Ms. Herda was employed by MFS Telecom Inc., a competitive local exchange carrier, most recently as Southeast Regional Vice President and General Manager. Ms. Herda has served as a director of the Company since June 22, 1998.



     Mr. Jones has served as Senior Vice President, General Counsel and Regulatory Policy of the Company since August 1998. Prior to August 1998, Mr. Jones served as Senior Vice President, Legal and Regulatory Policy of the Company from October 1993. From 1992 to 1993, Mr. Jones served as Senior Vice President, Corporate Development of Time Warner Cable Ventures. Mr. Jones was Senior Vice President and General Counsel of Warner Cable from 1987 to 1992 and Vice President, Strategy and Development of CBS Publishing Group from 1985 to 1986. From 1977 to 1979, Mr. Jones was the Assistant General Counsel for the FCC.


     Mr. Powers has served as Senior Vice President, Engineering and Technology of the Company since June 1996. From August 1993 to May 1996, Mr. Powers served as Senior Vice President, Operations Development and Business Implementation. Prior to joining the Company, Mr. Powers was the President of Telecommunications Strategy Inc., a technology consulting service, from May 1992 to July 1993 and previously held various management positions at American Television and Communications Corporation, a subsidiary of Time Warner Inc.


     Mr. Rayner has served as Senior Vice President and Chief Financial Officer of the Company since June, 1998. From February 1997 to May 1998, Mr. Rayner served as Vice President, Finance. From May 1994 to February 1997, Mr. Rayner served as Controller. From 1982 to 1994, Mr. Rayner held various financial and operational management positions in Time Warner Cable.



     Mr. Blount has served as Senior Vice President, Sales of the Company since June 24, 1998. Prior to that, Mr. Blount served as the Company's Regional Vice President for the Midwest and Southwest regions from January 1997 and Milwaukee's Vice President and General Manager from January 1996 to January 1997, having served as its General Manager from February 1995. Prior to joining the Company, Mr. Blount held various sales positions at US WEST, Inc., the predecessor of MediaOne, starting in 1988, including Director of Sales for

US WEST !nterprise in Minneapolis from May 1994 to February 1995 and Sales and Service Manager for South Dakota from January 1992 to May 1994.


     Mr. Whinery has served as Senior Vice President, Technical Operations of the Company since January 1997. From May 1994 to January 1997, Mr. Whinery served as the Senior Director of Engineering and Planning. Prior to May 1994, Mr. Whinery was employed by U S WEST, Inc., the predecessor of MediaOne, from 1978 and served as General Manager for Idaho, Montana, North Dakota and South Dakota from 1992 to 1994.


     Mr. Peters has served as Vice President, Treasurer of the Company since July 15, 1998. From March 1996 to July 1998, Mr. Peters participated in entrepreneurial start-up ventures. From January 1990 to February 1996, Mr. Peters was an executive officer with Nextel Communications, Inc. and predecessor OneComm where he most recently held the position of Vice President of Finance and Treasurer.

     Ms. Rich has served as Vice President, Human Resources and Business Administration of the Company since March 1998. From June 1996 to February 1998, she owned an independent human resources consulting practice. From 1984 to 1996 she was a founder of XEL Communications, Inc., a telecommunications manufacturer, and held positions of Director and Vice President of Human Resources.

     Ms. Stuart has served as Vice President, Accounting and Finance and Chief Accounting Officer since July 1998. Prior to that, she served as Director, Finance and Business Planning from September 1994 to July 1998.

     Mr. Bressler has served as a director of the Company since February 1998, as a director of TWT Inc. since July 1998 and as Executive Vice President and Chief Financial Officer of Time Warner Inc. since January 1998. Prior to that, he served as Time Warner Inc.'s Senior Vice President and Chief Financial Officer from March 1995; as Senior Vice President, Finance from January 1995; and as a Vice President prior to that. Mr. Bressler is also a member of the Board of Representatives of TWE.


     Mr. Britt has served as a director of the Company since July 1998, as Vice President of the Company since July 1998, as Chief Executive Officer and President of Time Warner Cable Ventures, a division of Time Warner Cable, for more than the past five years and as President of Time Warner Cable since January 1999.



     Mr. Davies has served as a director of the Company since October 1998, and as Senior Vice President, Corporate Development, of Time Warner Cable since September 1998. Prior to that, he served as Senior Vice President of TW Ventures from June 1996 and as Chief Financial Officer of the Company from March 1993.



     Mr. McPhie has served as a director of the Company since July 1998, and as Executive Vice President of MediaOne International, a division of MediaOne, since August 1998. From January 1997 to June 1998, Mr. McPhie served as President and Chief Executive Officer of the Company. Prior to that, Mr. McPhie was Vice President of Business Development at U S WEST, Inc., the predecessor of MediaOne, from November 1995. From 1993 to 1995, Mr. McPhie served as Senior Vice President of MFS Network Technologies, a competitive local exchange carrier.



     Mr. Miron has served as a director of the Company since July 1998, and as President of Advance/Newhouse Communications since April 1995, having served as President of Newhouse Broadcasting Corporation from October 1986.



     Mr. Webster has served as a director of the Company since July 1998, and as Vice President -- Shared Corporate Resources of MediaOne since December 1997. Prior to December 1997, he was Vice President -- Corporate Strategy of MediaOne from December 1996. Prior to that, Mr. Webster served as Executive Director of U S WEST, Inc. since February 1993.



     Mr. Williams has served as a director of the Company since July 1998, as Vice President of MediaOne and as President of Multimedia Ventures of MediaOne since July 1997. Prior to July 1997, Mr. Williams served as Vice President, Business Development of MediaOne from June 1995 and as Vice President, Corporate Development of U S WEST, Inc., the predecessor of MediaOne. Mr. Williams is also a member of the Board of Representatives of TWE.


COMPENSATION OF DIRECTORS

     Directors who are employees of the Company or of any of the holders of Class B Common Stock or their affiliates will receive no compensation for their services as directors. It is currently anticipated that each director who is not affiliated with the Company or of any of the holders of Class B Common Stock will be entitled to receive an annual retainer of $25,000 (to be paid 50% in cash and 50% in Class A Common Stock) and an additional $1,000 plus reasonable expenses for attending each meeting of the board of directors of the Company. A director is also entitled to be paid $1,000 annually for each committee of the board of directors for which that director serves as chairman.


BOARD COMPOSITION


     Directors are elected annually. The stockholders agreement among the Existing Stockholders provides that the board of directors of the Company will consist of up to 10 directors and that at each annual meeting of the Company's stockholders at which directors are elected, the holders of the Class B Common Stock (all of which is currently held by the Existing Stockholders) will vote their shares in favor of the following nominees: (1) up to seven nominees selected by the holders of Class B Common Stock, (2) the chief executive officer of the Company and (3) two nominees who are neither employed by nor affiliated with the Company or any holder of Class B Common Stock and who are selected by a committee comprised of the members of the board of directors, other than the chief executive officer and the independent directors. The independent directors are expected to be nominated within 90 days of the Offering. See 'Certain Relationships and Related Transactions -- Stockholders Agreement.' The holders of the Class A Common Stock will not have the right, as a class, under the Company's restated certificate of incorporation or the stockholders agreement to nominate any individuals for election to the board of directors.


COMMITTEES OF BOARD OF DIRECTORS


     The board of directors will have two committees: an audit committee and a compensation committee.



     The audit committee will be comprised of a majority of independent directors. The audit committee reviews and recommends to the board of directors, as it deems necessary, the internal accounting and financial controls for the Company and the accounting principles and auditing practices and procedures to be employed in preparation and review of financial statements of the Company. The audit committee makes recommendations to the board of directors concerning the engagement of independent public accountants and the scope of the audit to be undertaken by such accountants. Ernst & Young LLP presently serves as the independent auditors of the Company.



     The compensation committee will be comprised solely of independent directors. The compensation committee reviews and, as it deems appropriate, recommends to the board of directors policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The compensation committee will exercise all authority under the 1998 Option Plan of the Company (unless the board of directors appoints any other committee to exercise such authority), and advises and consults with the officers of the Company as may be requested regarding managerial personnel policies. The compensation committee will have such additional powers and be granted additional authority as may be conferred upon it from time to time by the board of directors.


COMPENSATION OF EXECUTIVE OFFICERS


     The following table sets forth information concerning total compensation paid to the Company's chief executive officer and each of its four remaining most highly compensated current executive officers, which are collectively referred to as the 'named executive officers', for services rendered to the Company during 1998 in their capacities as executive officers.

                           SUMMARY COMPENSATION TABLE


                                                                            LONG-TERM COMPENSATION
                                                                   ----------------------------------------
                                                                    AWARDS(2)
                                                                   ------------
                                                                   TIME WARNER      CLASS A
                                                                   COMMON STOCK   COMMON STOCK    PAYOUTS
                                           ANNUAL COMPENSATION      UNDERLYING     UNDERLYING    ----------
                                         -----------------------     OPTIONS        OPTIONS         LTIP         ALL OTHER
       NAME & PRINCIPAL POSITION          SALARY(1)      BONUS      AWARDED(2)     AWARDED(3)    PAYOUTS(4)   COMPENSATION(5)
---------------------------------------  ------------   --------   ------------   ------------   ----------   ---------------
Larissa L. Herda(6) ...................    $300,000     $169,381       7,600                      $      --       $    --
  President and Chief Executive Officer
Paul B. Jones .........................    $259,242     $171,748      16,700                      $ 134,400       $    --
  General Counsel and
  Regulatory Policy
A. Graham Powers ......................    $175,479     $118,448       7,600                      $  60,480       $ 1,620
  Senior Vice President,
  Engineering & Technology
David J. Rayner .......................    $171,000     $ 94,792       7,600                      $      --       $ 1,200
  Senior Vice President and Chief
  Financial Officer
John T. Blount ........................    $170,500     $ 65,963      --                          $      --       $46,424
  Senior Vice President, Sales
Stephen A. McPhie(6) ..................    $234,000        --         --                          $      --       $    --
  Former President and Chief Executive
  Officer


------------


(1) The information provided under the heading 'Salary' is the annual salary of the named executive officers as of December 31, 1998 pursuant to their employment agreements with the Company (except for Mr. McPhie for whom the information provided represents his annual salary received prior to June 22, 1998. See note 6). Actual salaries received by Ms. Herda and Messrs Jones, Powers, Rayner, Blount and McPhie were $242,129, $259,242, $175,479, $153,564, $145,625, and $140,400, respectively. See 'Employment Agreements.' In accordance with rules of the SEC, amounts of personal benefits totaling less than 10% of the total annual salary and bonus reported in the Table have been omitted.



(2) All of these options are exercisable for the common stock of Time Warner Inc. and have been adjusted to reflect a two-for-one stock split of Time Warner common stock that took place on December 15, 1998. None of these options was awarded with tandem stock appreciation rights. For information regarding stock options with respect to Class A Common Stock that were assumed by the Company in connection with the Reconstitution, see ' -- Stock Option Plan.' Mr. McPhie holds 12,450 restricted shares of common stock of MediaOne awarded in February 1997 by U S WEST, all of which are vested. No dividends were paid on these restricted shares of MediaOne common stock. The value of these restricted shares based on the closing price of MediaOne common stock on the New York Stock Exchange Composite Listing on December 31, 1998 was $585,150. None of the other named executive officers was awarded restricted stock of MediaOne, Time Warner Inc. or the Company during 1998 or holds any such shares.


(3) These options were originally awarded by TWT LLC with respect to equity interests therein and were assumed by the Company in connection with the Reconstitution and are exercisable for Class A Common Stock.


(4) These payouts were made in 1999 to participants in the Time Warner Cable Long-Term Cash-Flow Incentive Plan for the 1995 to 1998 four-year cycle.


(5) The amounts shown in this column include the following:


         (a) Pursuant to the Time Warner Cable Savings Plan, a defined contribution plan available generally to employees of the Company, each executive named above, if eligible, may defer a portion of his or her annual compensation and the Company contributes an additional two-thirds of that contribution so deferred by the executive. These Company contributions were invested under the savings plan. The amount contributed on behalf of each named executive officer for 1998, through April 30, 1998, is disclosed under the heading 'All Other Compensation.'


                                              (footnotes continued on next page)

(footnotes continued from previous page)


         (b) The Company maintains a program of life and disability insurance generally available to all salaried employees on the same basis. For 1998, prior to the reorganization that occurred on July 14, 1998, group term life insurance was reduced to $50,000 for Mr. Jones, who is given an annual cash payment equal to the cost of replacing coverage amounting to three times base salary and annual bonus less $50,000.



         (c) Mr. Blount received $44,781 in commissions during 1998 in his capacity as Regional Vice President.


(6) Ms. Herda became President and Chief Executive Officer of the Company on June 22, 1998 upon the resignation of Mr. McPhie who, effective August 1, 1998, became an Executive Vice President of MediaOne International, a division of MediaOne. Prior to June 22, 1998, Ms. Herda served as the Senior Vice President, Sales.

STOCK OPTION PLAN

     GENERAL


     In connection with the Reconstitution, New Time Warner Telecom assumed the obligations under the TWT LLC 1998 Option Plan, amended such plan and renamed it the Time Warner Telecom Inc. 1998 Stock Option Plan which is referred to as the '1998 Option Plan'. The 1998 Option Plan provides for the granting of stock options to purchase shares of Class A Common Stock to directors and current or prospective employees of, and consultants or other individuals providing services to, the Company and its subsidiaries. The Company believes that the stock options to be granted under the 1998 Option Plan are an important part of the compensation of the Company's key employees.


     STOCK SUBJECT TO THE PLAN


     The 1998 Option Plan provides for the granting of options to purchase a
maximum of       shares (approximately    % of the Class A Common Stock expected
to be outstanding) of the Company's Class A Common Stock. The shares of Class A Common Stock issued under the 1998 Option Plan may be either authorized and unissued shares or issued shares held in treasury, or both. The Company will reserve the number of shares necessary to satisfy the maximum number of shares that may be issued under the 1998 Option Plan. The Class A Common Stock underlying any option that expires, terminates or is canceled for any reason without being exercised will again become available for awards under the 1998 Option Plan. Cash payments received by the Company upon the exercise of options will be used for general corporate purposes.


     ADMINISTRATION AND ELIGIBILITY


     The board of directors of the Company intends to delegate authority to administer the 1998 Option Plan to its compensation committee. Members of the compensation committee will be 'non-employee directors' within the meaning of SEC Rule 16b-3 and 'outside directors' within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.


     Awards may be made to employees and directors whether or not they participate or are entitled to participate in any other option, restricted stock or other compensation plan of the Company. The maximum number of shares that may
be awarded to any one person during one calendar year is      . The exercise of
options granted to a prospective employee will be conditioned upon such person becoming an employee of the Company or one of its subsidiaries.


     Except as expressly provided by the 1998 Option Plan, the board of directors, or to the extent delegated to the compensation committee, the compensation committee will have the plenary authority in its discretion, to grant awards under the 1998 Option Plan and to determine the terms and conditions, which need not be identical, of such awards, including without limitation,



     (a) the employees and directors to whom, and the time or times at which, awards will be granted,



     (b) the number of awards to be granted,



     (c) whether an option will be an incentive stock option, within the meaning of Section 422A of the Code or a nonqualified stock option,



     (d) the exercise price of any such award,



     (e) when an option can be exercised and whether in whole or in installments, and

     (f) the form, terms and provisions of any agreement in which awards of options are made.


     OPTIONS


     Purchase Price. Subject to the limitations set forth below, the purchase price of the shares of Class A Common Stock covered by each option will be determined by the board of directors, or to the extent delegated to the compensation committee, the compensation committee on the date of grant. The purchase price of the shares of Class A Common Stock covered by each option will not be less than the fair market value of the Class A Common Stock on the date of grant of such option. In addition, an incentive stock option may not be granted to any person who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company unless the purchase price is at least 110% of the fair market value of the Class A Common Stock at the time the incentive stock option is granted and the incentive stock option is not exercisable after the expiration of five years from the date it is granted.



     Term and Exercise. The duration of each option will be for a period of up to ten years as the board of directors, or to the extent delegated to the compensation committee, the compensation committee determines at the time of grant. Each option may be exercised in whole or in part at any time or only after a period of time or in installments, as determined by the board of directors or compensation committee at the time of grant, or by the board of directors' or compensation committee's subsequent acceleration. Under the terms of the 1998 Option Plan, options become immediately exercisable in full if the optionee's employment terminates by reason of death or total disability.



     The board of directors, or to the extent delegated to the compensation committee, the compensation committee will establish option exercise procedures. Payments may be made in cash or, unless otherwise determined by the board of directors or compensation committee, in shares of Class A Common Stock already owned by the optionee or partly in cash and partly in such Common Stock.



     Options may be exercised after termination of employment only to the extent provided in the agreement under which the option award was made; provided, however, that (1) if employment terminates by reason of death or total disability, options will remain exercisable for a period of at least one year after such termination, but not later than the scheduled expiration of such options, and (2) if employment terminates for cause, then all such options will terminate immediately.



     Transferability. To the extent permitted by the agreement under which the option award was made, options will be transferable by gift to members of a holder's immediate family. Options will also be transferable to a designated beneficiary or by will or the laws of descent and distribution upon the death of the holder.


     ACCELERATION OF OPTIONS


     Unless otherwise provided in the agreement under which the option award was made, each award will vest upon the occurrence of any of the following change-of-control transactions:



     (1) the board of directors (or stockholders if required) approves:



          (a) a consolidation or merger in which the Company is not the surviving corporation or pursuant to which the Class A Common Stock would be converted into cash, securities or other property, excluding any consolidation or merger in which the stockholders of the Company immediately prior to the transaction have the same proportionate ownership of the equity value of the surviving company immediately after the transaction,



          (b) the sale of all or substantially all of the assets of the Company or



          (c) the liquidation or dissolution of the Company or



     (2) (a) the Existing Stockholders as a group cease to have the ability to elect a majority of the members of the board of directors, other than the chief executive officer and independent directors; provided that independent directors shall be included in calculating whether the foregoing majority requirement is satisfied if the directors nominated by the Existing Stockholders do not constitute a majority of the committee that selects the board of directors' nominees for independent directors, and



        (b) a 'person' or 'group' within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended, other than the Existing Stockholders, has become the ultimate 'beneficial owner' as defined in Rule 13d-3 under the Exchange Act of more than 35% of the total voting power of the Company's securities, on a fully diluted basis, and such ownership represents a greater percentage of the total voting power of the Company's securities, on a fully diluted basis, than is held by the Existing Stockholders as a group on such date.



     Under Section 4999 of the Internal Revenue Code, an optionee may be required to pay an excise tax on certain cash or stock received in connection with any such change-of-control transaction, and, under Section 280G of the Internal Revenue Code, the Company may not be entitled to a deduction for Federal income tax purposes for certain of such cash or stock paid to an optionee. However, the 1998 Option Plan provides that agreements under which options are awarded may contain provisions relating to the applicability of the penalty provisions of Section 4999 of the Internal Revenue Code to any such cash or stock received by an optionee.


     ADDITIONAL PROVISIONS


     Change in Capitalization. In the event of stock split, stock dividend, recapitalization, merger, consolidation or other similar transaction which affects the character or amount of the outstanding shares of Class A Common Stock, the board of directors, or to the extent delegated to the compensation committee, the compensation committee will equitably adjust the purchase price of each award and the number of shares subject to each award, and the number of shares for which awards may be granted under the 1998 Option Plan will be appropriately adjusted.



     Other. The obligations of the Company with respect to awards granted under the 1998 Option Plan are subject to all applicable laws. Unless otherwise provided by the board of directors, or to the extent delegated to the compensation committee, the compensation committee, the payment of withholding taxes due in respect of an award under the 1998 Option Plan may be made with shares of Class A Common Stock.


     AMENDMENT AND TERMINATION


     No awards may be granted under the 1998 Option Plan on or after July 14, 2008. The board of directors may terminate or amend the 1998 Option Plan at any time, provided that the board of directors must comply with all applicable laws, applicable stock exchange listing requirements and applicable requirements for the 1998 Option Plan to qualify as 'performance based' under Section 162(m) of the Internal Revenue Code. Termination or amendment of the 1998 Option Plan or any outstanding award may not adversely affect the rights of any holder without his or her consent.


     AWARDS UNDER THE 1998 OPTION PLAN


     In connection with the Reconstitution, New Time Warner Telecom assumed options awarded by TWT LLC that were exercisable for units of Class A limited liability company interests in TWT LLC. These options were adjusted in the Reconstitution such that an option with respect to one TWT LLC unit at an
exercise price of $12 per unit became exercisable for        shares of Class A
Common Stock at an exercise price of $       per share, subject to adjustment
based on the size of the Offering and the initial public offering price. As a result of the Reconstitution, each of Ms. Herda and Messrs. Jones, Powers,
Rayner and Blount holds nonqualified stock options with respect to        ,
       ,        ,        and        shares of Class A Common stock,
respectively, and there are options with respect to an additional       shares
held by other employees, all with an exercise price of $       per share,
subject to adjustment based on the size of the Offering and the initial offering price. These options become exercisable in installments of one-quarter on the first anniversary of the date of grant and one-sixteenth at the end of each calendar quarter thereafter, subject to acceleration upon the occurrence of certain events, and will expire ten years from the date of grant.


     FEDERAL INCOME TAX CONSEQUENCES OF OPTIONS


     The following summary generally describes the principal Federal (and not state and local) income tax consequences of awards granted under the 1998 Option Plan. It is general in nature and is not intended to cover all tax consequences that may apply to a particular officer or to the Company. The provisions of the Internal Revenue Code and the regulations thereunder relating to these matters are complicated and their impact in any one case may depend upon the particular circumstances.


     If an option is granted in accordance with the terms of the 1998 Option Plan, no income will be recognized by the recipient thereof at the time the option is granted.


     On exercise of a nonqualified stock option, the amount by which the fair market value of the shares of Class A Common Stock on the date of exercise exceeds the purchase price of such shares will generally be taxable to the optionee as ordinary income, and will be deductible for tax purposes by the Company in the year in which the optionee recognized the ordinary income. The disposition of shares acquired upon exercise of a nonqualified stock option will ordinarily result in long-term or short-term capital gain or loss, depending on the applicable holding period, in an amount equal to the difference between the amount realized on such disposition and the sum of the purchase price and the amount of ordinary income recognized in connection with the exercise of the nonqualified stock option.



     On exercise of an incentive stock option, an optionee will generally not recognize any income and the Company will generally not be entitled to a deduction for tax purposes. However, the difference between the exercise price and the fair market value of the shares received on the date of exercise will be treated as a positive adjustment in determining alternative minimum taxable income, which may subject the optionee to the alternative minimum tax. The disposition of shares acquired upon exercise of an incentive stock option will ordinarily result in long-term or short-term capital gain or loss (depending on the applicable holding period). However, if the optionee disposes of shares acquired upon exercise of an incentive stock option within two years after the date of grant or within one year after the date of exercise (a 'disqualifying disposition'), the optionee will generally recognize ordinary income, and the Company will generally be entitled to a deduction for tax purposes in the amount of the excess of the fair market value of the shares of Class A Common Stock on the date the incentive stock option is so exercised over the purchase price or, in certain circumstances, the gain on sale, if less. Any excess of the amount realized by the optionee on the disqualifying disposition over the fair market value of the shares on the date of exercise of the incentive stock option will ordinarily constitute capital gain.



     If an option is exercised through the use of Class A Common Stock previously owned by the optionee, such exercise generally will not be considered a taxable disposition of the previously owned shares and no gain or loss will be recognized with respect to such shares upon such exercise. However, if the previously owned shares were acquired on the exercise of an incentive stock option or other tax-qualified stock option and the holding period requirement for those shares was not satisfied at the time they were used to exercise an option intended to qualify as an incentive stock option, such use would constitute a disqualifying disposition of such previously owned shares resulting in the recognition of ordinary income, but, under proposed Treasury Regulations, not any additional capital gain, in the amount described above. If an otherwise qualifying incentive stock option becomes first exercisable in any one year for shares having a value in excess of $100,000 on the date it is granted, the portion of the option in respect of such excess shares will be treated as an nonqualified stock option.


EMPLOYMENT AGREEMENTS

     The Company is a party to employment agreements with the each of the current named executive officers of the Company. These agreements have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

     Among other things, the agreements with the Company's named executive officers provide for:


      a three-year term of employment in a specified executive post, commencing on July 14, 1998;



       an annual salary;



      an annual bonus in the discretion of the Company, generally targeted at 50% of the named executive officer's salary; and



      a participation in any present or future pension, profit-sharing, employee equity ownership, vacation, insurance, hospitalization, medical, health, disability and other employee benefit or welfare plan, program or policy, to the extent that employees at the officer's executive level are general eligible under the provisions of the plan, program or policy.


     The minimum annual salaries under these agreements are $300,000 for Ms. Herda; $259,000 for Mr. Jones; $175,497 for Mr. Powers; $171,000 for Mr. Rayner and $170,500 for Mr. Blount.

     Generally, such agreements include a narrow definition of the 'cause' for which an executive's employment may be terminated and in that event, the executive will only receive earned and unpaid base salary accrued through such date of termination.

     These agreements typically provide that in the event of the Company's material breach or termination of the executive's employment during the term of employment without cause, the executive will be entitled to elect either to receive a lump-sum payment equal to the present value of the base salary and annual bonus otherwise payable during the remaining portion of the executive's term of employment, provided that such amount shall not be less than the sum of such salary and bonus prorated for an 18-month period or to remain an employee of the Company for up to 18 months and, without performing any services, receive the base salary and annual bonus otherwise payable, with a lump-sum payment, if necessary for any remaining payment, at the end of such 18 months.



     Executives are not generally required to mitigate damages after such a termination, other than as necessary to prevent the Company from losing any tax deductions to which it otherwise would have been entitled for any payments deemed to be 'contingent on a change' under the Internal Revenue Code.


     If an executive becomes disabled during the term of his or her employment agreement, the executive typically will receive 75% of the executive's then current salary and his or her applicable target annual bonus amount prorated for an 18-month period. Any such payments will be reduced by amounts received from Worker's Compensation, Social Security and disability insurance policies maintained by the Company.

     If an executive dies during the term of an employment agreement, generally the executive's beneficiaries will receive the executive's earned and unpaid salary to the date thirty days after the date of death and a pro rata portion of the executive's bonus for the year of his death.

STOCK OPTIONS AWARDED BY THE COMPANY DURING 1998


     The following table sets forth certain information with respect to employee options to purchase shares of Class A Common Stock assumed by the Company in connection with the Reconstitution awarded during 1998 with respect to the named executive officers. All such options were nonqualified stock options and no stock appreciation rights, alone or in tandem with stock options, were awarded during 1998. These are the only options with respect to Class A Common Stock held by such persons.


                 STOCK OPTION GRANTS DURING 1998 BY THE COMPANY

                                    INDIVIDUAL GRANTS (1)
                     ---------------------------------------------------
                                   PERCENT OF
                     NUMBER OF       TOTAL
                     SECURITIES     OPTIONS      EXERCISE
                     UNDERLYING    GRANTED TO     OR BASE
                      OPTIONS      EMPLOYEES       PRICE      EXPIRATION
       NAME           GRANTED       IN 1998      ($ /SHARE)      DATE
------------------   ----------    ----------    ---------    ----------
Larissa L.
  Herda...........                    6.1%        $              8/5/08
Paul B. Jones.....                    2.7%        $              8/5/08
A. Graham
  Powers..........                    1.6%        $              8/5/08
David J. Rayner...                    2.0%        $              8/5/08
John T. Blount....                    1.6%        $              8/5/08
Stephen A.
  McPhie..........      --           --                --            --

                       POTENTIAL REALIZABLE
                               VALUE
                      AT ASSUMED ANNUAL RATES
                                OF
                     STOCK PRICE APPRECIATION
                          FOR OPTION TERM
                     -------------------------
       NAME           5% ($)        10% ($)
------------------   ---------   -------------
Larissa L.
  Herda...........   $             $
Paul B. Jones.....   $             $
A. Graham
  Powers..........   $             $
David J. Rayner...   $             $
John T. Blount....   $             $
Stephen A.
  McPhie..........         --             --


------------


(1) These options were awarded pursuant to the option plan of TWT LLC and were assumed by the Company and the terms are governed by such plan and the recipient's option agreement. See ' -- Stock Option Plan -- General.'


     As required by SEC rules, the dollar amounts in the last two columns represent the hypothetical gain or 'option spread' that would exist for the options based on assumed 5% and 10% annual compounded rates of Class A Common Stock appreciation over the full ten-year option term, resulting in 63% and 159% appreciation, respectively. These assumed rates of appreciation applied to the exercise price would result in a Class A Common Stock price on August 5, 2008 of
$      and $      , respectively. These prescribed rates are not intended to forecast possible future appreciation, if any, of the Class A Common Stock.

STOCK OPTIONS AWARDED BY THE EXISTING STOCKHOLDERS DURING 1998


     The following table sets forth certain information with respect to employee options to purchase shares of Time Warner common stock awarded by Time Warner during 1998 to the named executive officers. All such Time Warner options were nonqualified options and no stock appreciation rights, alone or in tandem with stock options, were awarded during 1998. No options to purchase MediaOne common stock were awarded to the named executive officers during 1998.

          STOCK OPTION GRANTS DURING 1998 BY THE EXISTING STOCKHOLDERS


                                    INDIVIDUAL GRANTS (1)
                     ---------------------------------------------------
                                   PERCENT OF
                                     TOTAL                                    POTENTIAL REALIZABLE VALUE
                     NUMBER OF      OPTIONS                                   AT ASSUMED ANNUAL RATES OF
                     SECURITIES    GRANTED TO    EXERCISE                    STOCK PRICE APPRECIATION FOR
                     UNDERLYING    EMPLOYEES      OR BASE                            OPTION TERM
                      OPTIONS       IN 1998        PRICE      EXPIRATION    ------------------------------
       NAME           GRANTED         (2)        ($ /SHARE)      DATE          5% ($)           10% ($)
------------------   ----------    ----------    ---------    ----------    -------------    -------------
Larissa L.
  Herda...........      7,600          .04%       $ 36.03       3/17/08       $ 172,512        $ 435,387
Paul B. Jones.....     16,700          .09%       $ 36.03       3/17/08       $ 379,072        $ 956,705
A. Graham
  Powers..........      7,600          .04%       $ 36.03       3/17/08       $ 172,512        $ 435,387
David J. Rayner...      7,600          .04%       $ 36.03       3/17/08       $ 172,512        $ 435,387
John T. Blount....         --           --             --            --              --               --
Stephen A.
  McPhie..........         --           --             --            --              --               --


------------


(1) These Time Warner options were awarded pursuant to stock option plans of Time Warner Inc. and the terms are governed by such plans and the recipient's option agreement, and, pursuant to these terms, have been adjusted to reflect the Time Warner stock split that took place on December 15, 1998. The option exercise price is the fair market value of the Time Warner common stock on the date of grant. The Time Warner options shown in the table become exercisable in installments of one-third on the first three anniversaries of the date of grant. Payment of the exercise price of a Time Warner option may be made in cash or, in whole or in part, in full shares of Time Warner common stock already owned by the holder of the Time Warner option. The payment of withholding taxes due upon exercise of a Time Warner option may generally be made with shares of Time Warner common stock.


(2) Represents a percentage of all options granted to employees of TW during 1998.


     As required by SEC rules, the dollar amounts in the last two columns represent the hypothetical gain or 'option spread' that would exist for the options based on assumed 5% and 10% annual compounded rates of Time Warner common stock price appreciation over the full ten-year option term, resulting in 63% and 159% appreciation, respectively. These assumed rates of appreciation applied to the price on the date of the awards would result in a Time Warner common stock price on March 17, 2008 of $58.69 and $93.45, respectively. These prescribed rates are not intended to forecast possible future appreciation, if any, of the Time Warner common stock.


OPTION EXERCISES AND VALUES IN 1998


     None of the options exercisable for Class A Common Stock held by the named executive officers and listed under the heading 'Stock Options Awarded by the Company During 1998' have been exercised, are exercisable or are 'in-the-money.' The dollar value for these options, based on the mid-point of the range of the
public offering price is $       for Ms. Herda, $       for Mr. Jones, $
for Mr. Powers, $       for Mr. Rayner and $       for Mr. Blount.


     The following table sets forth as to each of the named executive officers information with respect to option exercises during 1998 and the status of their options on December 31, 1998:


      the number of shares of Time Warner common stock, or MediaOne common stock in the case of Messrs. Blount and McPhie, underlying options exercised during 1998;



      the aggregate dollar value realized upon exercise of such options;



      the total number of shares of Time Warner common stock, or MediaOne common stock in the case of Messrs. Blount and McPhie, underlying exercisable and nonexercisable stock options held on December 31, 1998; and



      the aggregate dollar value of in-the-money exercisable and nonexercisable stock options on December 31, 1998.

     None of the named executive officers has been awarded stock appreciation rights alone or in tandem with stock options. This information has been adjusted to reflect the Time Warner stock split that took place on December 15, 1998.


                   AGGREGATE OPTION EXERCISES DURING 1998 AND
                       OPTION VALUES ON DECEMBER 31, 1998


                                                                            NUMBER OF
                                                                              SHARES
                                                                            UNDERLYING                  DOLLAR VALUE OF
                                        NUMBER OF                          UNEXERCISED                    UNEXERCISED
                                          SHARES       DOLLAR                OPTIONS                  IN-THE-MONEY OPTIONS
                                        UNDERLYING      VALUE          ON DECEMBER 31, 1998          ON DECEMBER 31, 1998*
                                         OPTIONS     REALIZED ON   ----------------------------   ----------------------------
                 NAME                   EXERCISED     EXERCISE     EXERCISABLE   NONEXERCISABLE   EXERCISABLE   NONEXERCISABLE
--------------------------------------  ----------   -----------   -----------   --------------   -----------   --------------

Larissa L. Herda......................        --             --        3,334          14,266      $   134,302     $  466,370
Paul B. Jones.........................     4,000      $ 110,280       85,078          33,398      $ 3,656,870     $1,109,996
A. Graham Powers......................        --             --       29,402          15,198      $ 1,222,919     $  505,103
David J. Rayner.......................     1,600      $  44,054          668           8,932      $    26,909     $  251,503
John T. Blount........................        --             --          521              --      $    17,245     $        0
Stephen A. McPhie(1)..................        --             --       30,916           7,838      $   886,526     $  219,289


------------


* Based on a closing price of $62.0625 per share of Time Warner common stock, and $47.00 per share of MediaOne common stock with respect to stock options held by Messrs. Blount and McPhie, on December 31, 1998 as reported on the New York Stock Exchange Composite Listing.


(1) These options to purchase MediaOne common stock become exercisable in installments of one-third on the first three anniversaries of the date of grant and include a reload feature that gives the holder the right to receive a further option, at the then current market price, for a number of shares equal to the number of shares of stock surrendered in payment of the exercise price of the original option.


     The option exercise price of all options held by the named executive officers is the fair market value of the stock on the date of grant. All of the options held by the named executive officers become immediately exercisable in full upon the occurrence of certain events, including the death or total disability of the option holder, certain change-of-control transactions and, in most cases, the Company's breach of the holder's employment agreement. The Time Warner options held by the named executive officers generally remain exercisable for three years after their employment is terminated without cause, for one year after death or total disability, for five years after retirement and for three months after termination for any other reason, except that such stock options awarded before 1996 are exercisable for three months after a termination without cause and after retirement and those awarded after July 1997 are exercisable for three years after death or disability. All Time Warner options terminate immediately if the holder's employment is terminated for cause. The terms of the options shown in the chart are ten years.


PENSION COVERAGE


     Although the Company does not currently expect to have its own pension plan, Messrs. Jones, Powers and Rayner will, upon retirement, be entitled to receive benefits under the Time Warner Cable pension plan based on service to the Company and/or Time Warner Cable prior to September 30, 1998. Set forth below is a brief description of the Time Warner Cable pension plan.



     A participant accrues benefits under the Time Warner Cable pension plan on the basis of 1 1/4% of the average annual compensation, which is defined as the highest average annual compensation for five consecutive full years of employment in the last ten years, which includes regular salary, overtime and shift differential payments, and non-deferred bonuses paid according to a regular program, up to the average Social Security Wage Base plus 1 2/3% in excess of the average Social Security Wage Base for each year of service up to 35 years and 1/2% for each year of service over 35 years. In addition, there is a supplemental benefit of $60 per year times years of service up to thirty years. Compensation for purposes of calculating average annual compensation under the Time Warner Cable pension plan is limited to $200,000 per year for 1989 through 1993 and $150,000 per year for 1994 and thereafter, each subject to adjustments provided in the Internal Revenue Code. Eligible employees become vested in all benefits under the Time Warner Cable pension plan on the earlier of five years of service or certain other events.



     Federal law limits both the amount of compensation that is eligible for the calculation of benefits and the amount of benefits derived from employer contributions that may be paid to participants under the Time Warner Cable pension plan. However, as permitted by the Employee Retirement Income Security Act of 1974, as amended, Time Warner Cable has adopted the Time Warner Cable excess benefit pension plan, which provides for payments by Time Warner Cable of certain amounts which employees of Time Warner Cable would have received under the Time Warner Cable pension plan if eligible compensation were limited to $250,000 in 1994, increased 5% per year after 1994, to a maximum of $350,000, and there were no payment restrictions.



     The following table shows the estimated annual pension payable upon retirement to employees in specified remuneration and years-of-service classifications. The amount of the estimated annual pension is based upon a pension formula which applies to all participants in both the Time Warner Cable pension plan and the excess benefit pension plan. The estimated amounts are based on the assumption that payments under the Time Warner Cable pension plan will commence upon normal retirement, which is generally age 65, that the Time Warner Cable pension plan will continue in force in its present form and that no joint and survivor annuity will be payable, which would on an actuarial basis reduce benefits to the employee but provide benefits to a surviving beneficiary. Amounts calculated under the pension formula which exceed ERISA limits will be paid under the excess benefit pension Plan from Time Warner Cable's assets and are included in the amounts shown in the following table.


                                                    ESTIMATED ANNUAL PENSION FOR YEARS OF CREDITED SERVICE
            HIGHEST CONSECUTIVE                -----------------------------------------------------------------
       FIVE YEAR AVERAGE COMPENSATION            10         15         20          25          30          35
--------------------------------------------   -------    -------    -------    --------    --------    --------

$ 50,000....................................   $ 7,036    $10,555    $14,073    $ 17,591    $ 21,109    $ 24,627
$100,000....................................    15,370     23,055     30,740      38,425      46,110      53,795
$150,000....................................    23,703     35,555     47,407      59,268      71,110      82,962
$200,000....................................    32,037     48,055     64,074      80,092      96,111     112,129
$250,000....................................    40,370     60,556     80,741     100,926     121,111     141,296
$300,000....................................    48,704     73,056     97,408     121,760     146,112     170,464
$350,000....................................    57,037     85,556    114,075     142,593     171,112     199,631


     The estimated annual benefits payable under the Time Warner Cable pension plan and the excess benefit pension plan, as of May 1, 1998, would be based on average compensation of $262,674 for Mr. Jones, $220,567 for Mr. Powers and $123,918 for Mr. Rayner with 10.4, 11.4 and 14.9 years of credited service, respectively. In addition, in connection with the Reorganization, it is expected that Mr. Blount will receive a lump-sum distribution of pension benefits under the MediaOne Group qualified and non-qualified pension plans. As of May 1, 1998, this payment is estimated to equal $96,532, based on average compensation of $159,357 and 10.3 years of service.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

STOCKHOLDERS AGREEMENT


     In connection with the Reconstitution, the Existing Stockholders entered into a stockholders agreement. The following summary description of the stockholders agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Additionally, there can be no assurance that the Existing Stockholders will not cause the stockholders agreement to be amended, modified or terminated or cause the Company to waive any provision of such agreement.


     The stockholders agreement provides that at each annual meeting of the Company's stockholders at which directors are elected, the holders of the Class B Common Stock will vote their shares in favor of the following nominees:


     (1) up to seven nominees selected by the holders of Class B Common Stock as described in the next paragraph,



     (2) the chief executive officer and



     (3) two nominees who are neither employed by nor affiliated with the Company or any holder of Class B Common Stock and who are selected by a committee comprised of all the members of the Board of Directors, other than the chief executive officer and the independent directors;



provided that if the Existing Stockholders do not have the right to nominate a total of at least three Class B nominees, such nominating committee shall consist of a total of three directors and shall include such Class B nominees plus such other director or directors as shall be determined by a majority of the board of directors. Solely as a result of the agreement of each Existing Stockholder to vote in favor of the other Existing Stockholders' director nominees under the stockholders agreement, the Existing Stockholders may be deemed to share beneficial ownership of the shares beneficially owned by each of them.



     Under the stockholders agreement, the Class B Nominees will be selected as follows: initially three Class B nominees will be designated by Time Warner, three by MediaOne and one by Newhouse. Under the stockholders agreement, the ability of the Existing Stockholders to designate any Class B nominees depends on the identity of the particular stockholder and the percentage of shares of Common Stock owned by it. Generally, each Existing Stockholder must own at least 9.44% of the Common Stock to appoint one director. In the case of Time Warner, so long as it owns at least 18.88% of the Common Stock it will be entitled to nominate three directors. In the event that Time Warner owns less than 18.88% of the Common Stock, which event is referred to in this prospectus as a 'Time Warner step event', the number of directors which Time Warner may nominate will decrease proportionally with its ownership of the Common Stock until it owns less than 9.44%, at which point it will not be entitled to nominate any directors. In the case of MediaOne, so long as a Time Warner step event has not occurred and it owns at least 9.44% of the Common Stock, MediaOne will be entitled to nominate three directors. If a Time Warner step event has occurred, the number of directors that MediaOne is entitled to nominate will decrease proportionally with its ownership of the Common Stock (in accordance with the same percentage thresholds as apply to Time Warner) until it owns less than 9.44%, at which point it will not be entitled to nominate any directors. If a Time Warner step event has not occurred but MediaOne owns less than 9.44% of the Common Stock, it will not be entitled to nominate any directors. In the case of Newhouse, so long as it owns at least 9.44% of the Common Stock, Newhouse will be entitled to nominate one director. The foregoing percentages shall be adjusted, from time to time, in the event that the Company issues additional shares of Common Stock or takes actions in respect of Common Stock, such as stock splits or recapitalizations, to reflect the percentages that would have been in effect had such action been taken as of the effective date of the Reconstitution and prior to the computation of such percentages.


     The stockholders agreement prohibits any transfer of Class B Common Stock held by the Existing Stockholders, unless expressly permitted under the terms thereof. In addition, voting agreements relating to the Class B Common Stock with any third party are prohibited.


     In the event that a selling Class B stockholder proposes to sell all of the shares of Class B Common Stock owned by such holder pursuant to a bona fide offer from an unaffiliated third party, such stockholder shall give a refusal notice to all other holders of Class B Common Stock that shall contain the identity of the offeror and an offer to sell such stock to the holders of Class B Common Stock upon the terms and subject to the conditions set forth in the offer from the third party. The non-selling holders of Class B Common Stock will have the right of first refusal to purchase pro rata all, but not less than all, of such Class B Common Stock. If the non-selling holders fail to exercise their right of first refusal with respect to all of such shares, the selling Class B Stockholder shall be free, for a period of 90 days thereafter, to sell such shares of Class B Common Stock, as shares of Class B Common Stock, to the third party offeror on terms and conditions that are no less favorable to the selling Class B Common stockholder than those contained in the refusal notice. In connection with the sale by a holder of all, but not less than all, of the shares of Class B Common Stock owned by such holder, such holder shall have the right to transfer all of its right, if any, to nominate Class B nominees for election to the board of directors. In addition, if Time Warner proposes to sell shares of all, but not less than all, of its Class B Common Stock and shares of its Class A Common Stock that represent an aggregate of more than one-third of the outstanding shares of Common Stock, then other holders of Class B Common Stock will have certain 'tag-along' rights that provide them with the right to sell their shares of Class A Common Stock and Class B Common Stock on a pro rata basis along with, and on the same terms and conditions as, Time Warner provided that such 'tag-along' rights shall be applied to all Class B Common Stock prior to being applied to any Class A Common Stock. In connection with such sale, Time Warner and any other stockholder transferring all of its shares of Class B Common Stock shall have the right to transfer all of its right, if any, to nominate Class B Nominees for election to the board of directors. In addition, Time Warner and the other selling stockholders will not be required to convert their shares of Class B Common Stock to Class A Common Stock prior to such sale.


     Except for transfers to affiliates and any other transfer described above, immediately prior to any direct transfer of Class B Common Stock or certain indirect transfers of Class B Common Stock all such shares of Class B Common Stock will be required to be converted to Class A Common Stock. In addition, except for transfers described above, a stockholder will not have the right to transfer its right to nominate Class B nominees. A holder of Class B Common Stock will not be required to convert its shares into Class A Common Stock, and such holder's right to nominate Class B nominees will not terminate, if such holder is acquired by a third party or such holder distributes to its stockholders a company holding its shares of Class B Common Stock, as well as other assets.

     The Existing Stockholders will have demand registration rights with respect to shares of Class A Common Stock, including shares of Class A Common Stock issuable or issued upon the conversion of shares of Class B Common Stock, on the following terms:


      no demand may be made during the first 180 days after the closing date of the Offering,



      the Company shall not be obligated to effect a demand within 180 days from the effective date of the previous demand registration,



      the Company will not be required to effect a demand registration unless the aggregate number of shares of Class A Common Stock to be registered is, at any given time, at least 1% of the Class A Common Stock then outstanding and the demand registration may be postponed for up to two months if the Company believes that such registration would have a material adverse effect on any proposal or plan to engage in any financing, acquisition of assets or any merger, consolidation, tender offer or other significant transaction.


     In addition, each Existing Stockholder may cause the Company to include such stockholder's shares in certain other registered offerings under the Securities Act, subject to certain conditions. Each Existing Stockholder will pay all underwriting discounts and commissions and any transfer taxes attributable to the sale of its shares. The Company will pay all expenses relating to its obligations to file and maintain the effectiveness of a registration statement, the legal fees of one counsel to represent the Existing Stockholders and the fees and expenses of its auditors.

     CERTAIN OPERATING AGREEMENTS


     Capacity License Agreements. Each of the Company's local operations is party to a capacity license agreement, which are collectively referred to as the 'capacity license,' with the local cable television operation of Time Warner Cable, providing the Company with a 30 year exclusive right to utilize all of the capacity of specified fiber-optic cable owned and maintained by the respective Time Warner Cable operation. For the Company's existing networks, the capacity license has been fully paid and does not require additional license fees (although certain maintenance fees and fees for splicing and similar services are payable periodically). The

Company may request that the Time Warner Cable construct and provide additional fiber-optic cable capacity to meet the Company's future needs. Time Warner Cable is not obligated to provide such fiber capacity to the Company; however, the capacity license provides for the sharing of construction costs between the Company and Time Warner Cable to the extent that such costs are incurred to build additional fiber-optic capacity which is licensed to the Company. See 'Risk Factors -- We may need to obtain additional fiber optic capacity beyond what Time Warner Cable provides us.' and 'Risk Factors -- Our business may be limited if the capacity license with Time Warner Cable expires or is terminated.' If Time Warner Cable provides such additional capacity, the Company will pay an allocable share of the cost of construction of the fiber upon which capacity is to be provided, plus a permitting fee. Such payments are due one-half upon commencement of construction and the remainder upon initial acceptance of the capacity by the Company. The Company is responsible for all taxes and franchise or similar fees arising out of its utilization of the capacity, and a portion of other out-of-pocket expenses incurred by Time Warner Cable with regard to the cable upon which such capacity is made available. The Company is permitted to use the capacity for telecommunications services and any other lawful purpose, except for the provision of residential services and content services. Violations of the limitations on business activities of the Company contained in the restated certificate of incorporation or the capacity license may, subject to the cure period provided in the capacity license, result in a termination of the capacity license. The capacity license does not restrict the Company from licensing fiber optic capacity from parties other than Time Warner Cable. The capacity license expires in 2028. Although Time Warner Cable has agreed to negotiate renewal or alternative provisions in good faith at that time, the parties may not agree on the terms of any renewal or alternative provisions or the terms of any renewal or alternative provisions agreed upon by the parties may not be favorable to the Company. If the capacity license is not renewed in 2028, the Company will have no residual interest in the capacity under the capacity license and may need to build, lease or otherwise obtain transmission capacity in order to service its customers in the service areas covered by the capacity license; the terms of such arrangements could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has the right to terminate a capacity license in whole or in part at any time upon 180 days' notice and payment of any outstanding fees regarding the terminated capacity. Time Warner Cable has the right to terminate a capacity license upon 180 days' notice in the event of, among other things, certain governmental proceedings or third party challenges to Time Warner Cable's franchises or the capacity license. The capacity license includes substantial limitations on liability in the event of service interruptions. See 'Risk Factors -- Our business may be limited if the capacity license with Time Warner Cable expires or is terminated.'



     Facility Lease Agreements. The Company leases or subleases physical space located at Time Warner Cable's facilities for various purposes under facility lease agreements. In the event that at least a majority of the ownership of any Time Warner Cable system is not owned by one or more affiliates of the Existing Stockholders or of



      Time Warner's owning less than 30% of the Common Stock,



      Time Warner having the right to nominate less than 3 nominees to the board of directors of the Company,



      the Company's non-compliance with the restrictions in the restated certificate of incorporation regarding residential services and content services and the transfer by an Existing Stockholder of its Class B Common Stock together with its rights to designate nominees to the board of directors under the stockholders agreement, the Company will be required, at its own expense, to segregate and partition in a reasonable, secure manner its leased or subleased space.



     The lease rates for properties owned by Time Warner Cable and leased to the Company are based upon comparable rents in the local market, taking into account other factors such as the term of the lease, type of space, square footage, location and leasehold improvements funded to date by Time Warner Cable. Generally, the term of such leases are for 15 years, with two five year options to renew. With respect to properties leased by Time Warner Cable, the Company is charged a pro rata portion of the rent and fees payable under the primary lease. The duration of the Company's subleases are coextensive with Time Warner Cable's primary lease.



     Services Agreement. Time Warner Cable provides certain administrative and operating services, tax, management information systems, and legal support services, to the Company pursuant to an administrative services agreement. The costs for such services are determined by Time Warner Cable based upon the

Company's historical and projected usage, depending on the amount and type of administrative services to be provided.


     Residential Support Agreements. Under residential support agreements, the Company will provide certain support and interconnection services to Time Warner Cable for its residential telephony business. Generally, all rates for such residential support services offered to Time Warner Cable may be adjusted annually by the Company, but may not be less favorable than the wholesale rates charged to the Company's other customers.



     Time Warner License Agreement. The use of the 'Time Warner' name by the Company is subject to a license agreement with Time Warner. The Company may change its name to 'TW Telecom Inc.' and the Company will no longer have the right to use of the 'Time Warner' name upon expiration of the initial four year term or any renewal term of the license agreement or



      Time Warner's owning less than 30% of the Common Stock,



      Time Warner having the right to nominate less than 3 nominees to the board of directors of the Company,



      the Company's non-compliance with the restrictions in the restated certificate of incorporation regarding residential services and content services, or the transfer by an Existing Stockholder of its Class B Common Stock, together with its rights to designate nominees to the board of directors under the stockholders agreement. See ' -- Stockholders Agreement.'



     The Company believes that the terms and conditions, taken as a whole, of the transactions described under the headings 'Capacity License Agreements,' 'Facility Lease Agreements,' 'Services Agreement,' 'Residential Support Agreements' and the 'Time Warner License Agreement' were no less favorable to the Company than could have been obtained from unaffiliated parties.

                             PRINCIPAL STOCKHOLDERS


     Prior to the reorganization of the Company that occurred on July 14, 1998, the Existing Stockholders and their affiliates beneficially owned all of the assets and liabilities of the Company's business. In connection with the reorganization, such assets were contributed to the Company by affiliates of the Existing Stockholders and the Existing Stockholders received all the limited liability company interests in TWT LLC. These interests will be exchanged in connection with the Reconstitution for all the outstanding Class B Common Stock of New Time Warner Telecom.


     The following table sets forth certain information regarding the beneficial ownership of the equity securities of the Company:


     (1) immediately following the Reconstitution but immediately prior to the Offering and



     (2) immediately following the Offering by:



          (a) each of the directors and the named executive officers;



          (b) all directors and executive officers as a group; and



          (c) each owner of more than 5% of any class of equity securities of the Company.


     Unless otherwise noted, the address for each executive officer of the Company is c/o the Company, 5700 S. Quebec Street, Greenwood Village, CO 80111.

                           CLASS A COMMON STOCK (1)             CLASS B COMMON STOCK (1)             TOTAL COMMON STOCK
                      -----------------------------------    -------------------------------  ---------------------------------
                                    PERCENT OF CLASS                     PERCENT OF CLASS                 PERCENT OF EQUITY
                               --------------------------             ----------------------           ------------------------
                                 PRIOR TO     FOLLOWING                PRIOR TO   FOLLOWING             PRIOR TO     FOLLOWING
                      NO. OF       THE           THE         NO. OF      THE         THE      NO. OF      THE           THE
                      SHARES   OFFERING (2)  OFFERING (2)    SHARES    OFFERING    OFFERING   SHARES    OFFERING      OFFERING
                      -------  ------------  ------------    -------  ----------  ----------  -------  ----------    ----------
TW (3)(4)............                   %            %                   61.98%      61.98%               61.98%
MediaOne (4)(5)......                                                    18.85       18.85                18.85
Newhouse (4)(6)......                                                    19.17       19.17                19.17
  All Directors and
    executive
    officers as a
    group
    (  persons)
    (7)(8)...........    *          *             *             *         *           *

                           % OF
                       VOTING POWER
                       FOLLOWING THE
                         OFFERING
                       -------------
TW (3)(4)............
MediaOne (4)(5)......
Newhouse (4)(6)......
  All Directors and
    executive
    officers as a
    group
    (  persons)
    (7)(8)...........


------------

*  Represents less than one percent.
(1) The Company has two classes of outstanding Common Stock, the Class A Common Stock and the Class B Common Stock. Beneficial ownership of the Common Stock has been determined in accordance with the rules of the SEC. See 'Description of Capital Stock.'

(2) Excludes           shares of Class B Common Stock which are convertible into
    an equal number of shares of Class A Common Stock. The shares of Class B Common Stock held by Time Warner, MediaOne and Newhouse represented on a converted basis 61.98%, 18.85% and 19.17%, respectively, of the Class A
    Common Stock prior to the Offering and    %,    % and      %, respectively,
    following the Offering.


(3) Owned by Time Warner Companies, Inc., American Television and Communications Corporation, Warner Communications Inc., TW/TAE, Inc., FibrCOM Holdings, L.P. and Paragon Communications, each a direct or indirect wholly owned subsidiary of Time Warner Inc. The business address of Time Warner is 75 Rockefeller Plaza, New York, NY 10019.


(4) Solely as a result of the agreement of the Existing Stockholders to vote in favor of the others' director nominees under the stockholders agreement, the Existing Stockholders may be deemed to share beneficial ownership of the shares beneficially owned by each of them. See 'Certain Relationships and Related Transactions -- Stockholders Agreement.'

(5) Owned by MediaOne of Colorado, Inc., a Colorado corporation and wholly owned subsidiary of MediaOne Group, Inc., a Delaware corporation. The business address of MediaOne is 188 Inverness Drive West, Englewood, CO 80112.
(6) The business address of Newhouse is 5015 Campuswood Drive, East Syracuse, NY 13057.
(7) None of the directors or executive officers of the Company beneficially owns any shares of Class A Common Stock or Class B Common Stock.

(8) As of May 29, 1998, all directors and executive officers held an aggregate of 45,202 shares of Time Warner common stock, including 24,571 shares held by trusts under Time Warner-sponsored benefit plans. In addition, such persons held options which, on May 29, 1998 were exercisable within 60 days to purchase 678,421 shares of Time Warner common stock.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

THE NOTES


     On July 21, 1998, the Company completed the public offering of $400.0 million aggregate principal amount of the Notes. The Notes were issued pursuant to the indenture. For the purposes of this section only, the term 'obligor':



      when used in relation to any period prior to the Reconstitution, refers collectively to TWT LLC and TWT Inc., as co-oligors of the Notes, and does not include any other consolidated or unconsolidated subsidiary of TWT LLC and when used in relation to any period after the Reconstitution, refers to New Time Warner Telecom, as successor obligor to the Notes.



     The Notes are unsecured unsubordinated obligations of the obligor, ranking equally in right of payment with all existing and future unsubordinated indebtedness of the obligor and senior in right of payment to all subordinated indebtedness of the obligor. Interest on the Notes will accrue at the rate of 9 3/4% per annum from July 21, 1998 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on January 15 and July 15. The Notes will be subject to redemption at the option of the obligor, in whole or in part, at any time on or after July 15, 2003, initially at 104.875% of their principal amount and declining to 100% of their principal amount at maturity on or after July 15, 2006 plus accrued and unpaid interest to the applicable redemption date. In addition, at any time prior to July 15, 2001, in the event of an offering of the Common Stock of the Company for cash, the obligor may, at its option, within 90 days of an offering, use the net proceeds of the offering to redeem up to 35% of the aggregate principal amount at maturity of the Notes at a redemption price of 109.75% of the principal amount on the redemption date; provided that at least 65% of the aggregate principal amount at maturity of the Notes originally issued remain outstanding immediately after each redemption. The Company does not intend to use any portion of the proceeds of the Offering to redeem the Notes. Upon the occurrence of a change of control under the indenture, the obligor must commence, within 30 days of the later of the occurrence of such change of control and the end of the change of control period required under the indenture, an offer to purchase the Notes then outstanding at a purchase price of 101% of their principal amount; provided that the obligor shall not be required to commence an offer to purchase if, at any time within 30 days of the later of the occurrence of the change of control and the end of the change of control period, the Notes shall be rated investment grade under the indenture.





     The indenture limits, and in some circumstances prohibits, the ability of the Company to:



      incur additional debt;



      pay dividends;



      make investments or other restricted payments;



      engage in transactions with stockholders and affiliates;



      create liens;



      sell assets;



      issue or sell capital stock of subsidiaries; and



      engage in mergers and consolidations.



     The indenture also provides for the repayment of subordinated debt, including the subordinated indebtedness to affiliates of the Existing Stockholders, prior to maturity with the net proceeds of any offering of common stock or equivalent interests of the Company, including the Offering.


INTERCOMPANY SUBORDINATED DEBT


     As of December 31, 1998, the Company had outstanding approximately $174.9 million of subordinated indebtedness to affiliates of the Existing Stockholders, all of which is subordinated in right of payment to the Notes. This subordinated indebtedness is payable in kind, bears interest at an annual rate equal to The Chase Manhattan Bank's prime lending rate as in effect from time to time and matures on August 15, 2008, one month after the maturity of the Notes. The Chase Manhattan Bank's prime lending rate was 8.5% throughout the periods from July 1, 1997 through September 29, 1998, was 8.25% for the period from September 30, 1998 through October 15, 1998, was 8.0% for the period from
October 15, 1998 through November 17, 1998 and is presently 7.75%. The subordinated indebtedness may be declared immediately due and payable only if the maturity of the Notes is similarly accelerated. If any event of default under the subordinated indebtedness, or event that with notice or the passage of time would be an event of default, shall have occurred and be continuing or would occur upon any payment of the subordinated indebtedness, with respect to any senior debt (as defined in the terms of the subordinated indebtedness), the Company shall not make any payment with respect to amounts owing under the subordinated indebtedness. Furthermore, upon any distribution of assets of, or payments by, the Company of any kind or character to creditors upon any dissolution or winding-up or total or partial liquidation or reorganization of the Company, all amounts due or to become due upon all senior debt, including, without limitation, interest accruing after the filing of a petition under any bankruptcy law at the rate provided for in the documents governing the senior debt, whether or not allowable as a claim under such bankruptcy law, shall first be paid in full in cash, or duly provided for, before any payment or distribution is made on account of any amount owing under the subordinated indebtedness and before the Company shall, directly or indirectly, prepay, repay, redeem, purchase, exchange or acquire the subordinated indebtedness. Upon any such dissolution, winding-up, liquidation or reorganization, any payment or distribution of assets of, or payments by, the Company of any kind or character in respect of such subordinated indebtedness to which an affiliate of an Existing Stockholder would be entitled except for the provisions of the subordinated indebtedness, shall be paid pro rata by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, or by an affiliate of an Existing Stockholder if received by it, directly to the holders of senior debt for application to the payment of senior debt remaining unpaid until all such senior debt has been paid in full in cash after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of the senior debt. The indenture for the Notes provides that the subordinated indebtedness may be repaid prior to maturity with the net proceeds of any offering of common stock or equivalent interests of the Company, including the Offering. The
Company intends to use up to $      million of the net proceeds of the Offering
to repay the subordinated indebtedness to affiliates of the Existing
Stockholders.


                          DESCRIPTION OF CAPITAL STOCK


     The Company's restated certificate of incorporation provides for authorized
capital stock of    million shares, including    million shares of Class A
Common Stock, $.01 par value per share,    million shares of Class B Common
Stock, $.01 par value per share, and    million shares of preferred stock, $.01
par value per share. Upon completion of the Offering, no preferred stock will be outstanding and the Existing Stockholders will own of record all of the outstanding shares of Class B Common Stock. See 'Principal Stockholders.'



     The following summary description relating to the capital stock of the Company does not purport to be complete. The rights of the holders of the Company's capital stock will be set forth in the Company's restated certificate of incorporation, as well as the stockholders agreement, the forms of both of which are filed as exhibits to the registration statement of which this prospectus forms a part. The summary set forth below is qualified by reference to such exhibits and to the applicable provisions of the Delaware General Corporation Law.


COMMON STOCK

     The relative rights of the Class A Common Stock and Class B Common Stock are substantially identical in all respects, except for voting rights and conversion rights.


     Voting Rights. Each share of Class A Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to 10 votes on each matter to be voted upon by the holders of the Common Stock. The holders of the shares of Class A Common Stock and Class B Common Stock vote as one class on all matters to be voted on by stockholders, including, without limitation, the election of directors and any proposed amendment to the restated certificate of incorporation of the Company that would increase the authorized number of shares of Common Stock or any class thereof or any other class or series of stock or decrease the number of authorized shares of any class or series of stock (but not below the number then outstanding), except as required by the Delaware General Corporation Law and except that,



     (1) without a unanimous vote of the holders of the Class B Common Stock, voting as a separate class,


         (A) the restated certificate of incorporation may not be amended, altered or repealed and

         (B) the Company may not merge or consolidate with, or sell all or substantially all of its assets to, any person,



         in each case until such time as the outstanding shares of Class B Common Stock represent less than 50% of the voting power of the outstanding Common Stock and



     (2) without a majority vote of the holders of the Class A Common Stock, certain provisions of the restated certificate of incorporation relating to the termination of, and vote required to waive, the limitations on business purposes described in the next sentence may not be amended, altered or repealed.


     Under the restated certificate of incorporation, the Company may not directly or indirectly, through a subsidiary or affiliate of the Company,


     (a) engage in the business of providing, offering, packaging, marketing, promoting or branding (alone or jointly with or as an agent for other parties) any wireline telecommunications services or other services, including data services, to residences (collectively, 'residential services') or



     (b) engage in the business of producing, packaging, distributing, marketing, hosting, offering, promoting, branding or otherwise providing entertainment, information or any other content services, whether fixed or interactive, or any services incidental thereto, but excluding acting solely as a carrier of video, audio or data of unaffiliated third parties by providing transport services, so long as the Company has no other direct or indirect pecuniary interest in the transmitted information or content (collectively, 'content services'), in each case until the earlier of (1) the date that is five years after the date of the filing of the restated certificate of incorporation and (2) the date on which the holders of Class B Common Stock no longer represent at least 50% of the voting power of the outstanding Common Stock of the Company.



     Neither the holders of Class A Common Stock nor the holders of Class B Common Stock have cumulative voting rights. For a discussion of the effects of the disproportionate voting rights of the Class A Common Stock and Class B Common Stock, see 'Risk Factors -- After the Offering, the Existing Stockholders will continue to control the Company.'


     Dividends. Each share of Common Stock is entitled to receive dividends from funds legally available therefor if, as and when declared by the board of directors of the Company. Class A Common Stock and Class B Common Stock share equally, on a share-for-share basis, in any dividends declared by the board of directors. If at any time a distribution of the Class A Common Stock or Class B Common Stock is to be paid in shares of Class A Common Stock, Class B Common Stock or any other securities of the Company or any other person, such dividends may be declared and paid only as follows:

     (1) a share distribution consisting of Class A Common Stock to holders of Class A Common Stock and Class B Common Stock, on an equal per share basis; or to holders of Class A Common Stock only, but in such event there shall also be a simultaneous share distribution to holders of Class B Common Stock consisting of shares of Class B Common Stock on an equal per share basis;

     (2) a share distribution consisting of Class B Common Stock to holders of Class B Common Stock and Class A Common Stock, on an equal per share basis; or to holders of Class B Common Stock only, but in such event there shall also be a simultaneous share distribution to holders of Class A Common Stock consisting of shares of Class A Common Stock on an equal per share basis; and

     (3) a share distribution of shares of any class of securities of the Company or any other person other than the Common Stock, either on the basis of a distribution of identical securities, on an equal per share basis to the holders of Class A Common Stock and Class B Common Stock, or on the basis of a distribution of one class of securities to the holders of Class A Common Stock and another class of securities to holders of Class B Common Stock, provided that the securities so distributed do not differ in any respect other than relative voting rights and related differences in designations, conversion and share distribution provisions, with the holders of Class B Common Stock receiving the class having the higher relative voting rights, provided that if the securities so distributed constitute capital stock of a subsidiary of the Company, such rights shall not differ to a greater extent than the corresponding differences in voting rights, designations, conversion and distribution provisions between Class A Common Stock and Class B Common Stock.
      If the Company shall in any manner subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other class of Common Stock shall be
                                       74
proportionally subdivided or combined in the same manner and on the same basis as the outstanding shares of Class A Common Stock or Class B Common Stock, as the case may be, that have been subdivided or combined.

     Conversion. Under the restated certificate of incorporation, each share of Class B Common Stock is convertible at any time and from time to time at the option of the holder thereof into one share of Class A Common Stock. The Class A Common Stock has no conversion rights.

     Other. Stockholders of the Company have no preemptive or other rights to subscribe for additional shares. All holders of Common Stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The Company may not subdivide or combine shares of Common Stock without at the same time proportionally subdividing or combining shares of the other classes.

PREFERRED STOCK

     The Company's board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

CORPORATE OPPORTUNITIES


     The restated certificate of incorporation provides that the Existing Stockholders are not restricted from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. In the event that any of the Existing Stockholders acquires knowledge of a potential transaction or matter that may be a corporate opportunity for any of the Existing Stockholders and the Company, such corporate opportunity shall be allocated to the Existing Stockholder if offered to any person who is an officer, employee or director of the Existing Stockholder and/or the Company, unless such opportunity is expressly offered to such person primarily in his or her capacity as an officer, employee or director of the Company. Other than under these circumstances, the Existing Stockholders shall have no duty to communicate or present such corporate opportunity to the Company.


SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW


     The restated certificate of incorporation of the Company expressly states that the Company has elected not to be governed by Section 203 of the Delaware General Corporation Law which prohibits a publicly held Delaware corporation from engaging in a 'business combination', as defined in clause (c)(3) of that section, with an 'interested stockholder', as defined in clause (c)(5) of that section, for a period of three years after the date of the transaction in which the stockholder became an interested stockholder.


LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS


     The restated certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the restated certificate of incorporation provides that the Company shall indemnify directors and officers of the Company to the fullest extent permitted by that law. The Company anticipates entering into separate indemnification agreements with its current directors and executive officers prior to the completion of the Offering which will have the effect of providing such persons indemnification protection in the event the restated certificate of incorporation is subsequently amended.


NASDAQ TRADING

     The Class A Common Stock is expected to be approved for quotation on the Nasdaq National Market of the Nasdaq Stock Market under the symbol 'TWTC.'

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is The Bank of New York.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                  TO NON-UNITED STATES HOLDERS OF COMMON STOCK



GENERAL



     The following is a general discussion of U.S. Federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a 'non-U.S. holder'. For purposes of this summary, a non-U.S. holder is a beneficial owner of common stock that is, for U.S. Federal income tax purposes, (1) a nonresident alien individual, (2) a foreign corporation, (3) a nonresident alien fiduciary of a foreign estate or trust or
(4) a foreign partnership one or more of the members of which is, for U.S. Federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.



     This discussion does not address all aspects of U.S. Federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code, Treasury regulations and administrative and judicial interpretations as of the date hereof. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying common stock you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of common stock in your particular situation.



DISTRIBUTIONS



     We do not anticipate paying cash dividends on our common stock in the foreseeable future. See 'Risk Factors -- The indenture for the Notes contains restrictive covenants that may limit our flexibility.' However, if distributions are paid on the shares of Common Stock, these distributions generally will constitute dividends for U.S. Federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. Federal income tax principles. Dividends paid to a non-U.S. holder that are not effectively connected with a U.S. trade or business of the non-U.S. holder will be subject to United States withholding tax at a 30% rate or, if a tax treaty applies, a lower rate specified by the treaty. To receive a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a duly completed Form 1001 or Form W-8BEN (or substitute form) certifying to its qualification for such rate.



     Currently, withholding is generally imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. Federal income tax purposes. However, withholding on distributions made after December 31, 1999 may be on less than the gross amount of the distribution if the distribution exceeds a reasonable estimate of our accumulated and current earnings and profits.



     Dividends that are effectively connected with the conduct of a trade or business within the U.S. and, if a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are exempt from U.S. Federal withholding tax, provided that the non-U.S. holder furnishes to us or our paying agent a duly completed Form 4224 or Form W-8ECI (or substitute form) certifying the exemption. However, dividends exempt from U.S. withholding because they are effectively connected or they are attributable to a U.S. permanent establishment are subject to U.S. Federal income tax on a net income basis at the regular graduated U.S. Federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional 'branch profits tax' at a 30% rate or a lower rate specified by an applicable income tax treaty.



     Under current U.S. Treasury regulations, dividends paid before January 1, 2000 to an address outside the United States are presumed to be paid to a resident of the country of address for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, U.S. Treasury regulations applicable to dividends paid after December 31, 1999 eliminate this presumption, subject to certain transition rules.



     For dividends paid after December 31, 1999, a non-U.S. holder generally will be subject to U.S. backup withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or a reduced rate under an income tax treaty, as described above, unless the non-U.S. holder complies with certain Internal Revenue Service certification procedures or, in the case of payments made outside the U.S. with respect to an offshore account, certain IRS documentary evidence procedures. Further, to claim the benefit of a reduced rate of withholding under a tax treaty for dividends paid after December 31, 1999, a non-U.S. holder must comply with certain modified IRS certification requirements. Special rules also apply to dividend payments made after December 31, 1999 to foreign intermediaries, U.S. or foreign wholly owned entities that are disregarded for U.S. Federal income tax purposes and entities that are treated as fiscally transparent in the U.S., the applicable income tax treaty jurisdiction, or both. You should consult your own tax advisor concerning the effect, if any, of the rules affecting post-December 31, 1999 dividends on your possible investment in common stock.



     A non-U.S. holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.



GAIN ON DISPOSITION OF COMMON STOCK



     A non-U.S. holder will generally not be subject to U.S. Federal income tax with respect to gain recognized on a sale or other disposition of our Common Stock unless one of the following apply:



      If the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by the non-U.S. holder. The non-U.S. holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale under regular graduated U.S. Federal income tax rates. If the non-U.S. holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty and duly demonstrates such qualification.



      If a non-U.S. holder who is an individual and holds our Common Stock as a capital asset is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, the non-U.S. holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses.



      If we are or have been a 'U.S. real property holding corporation' for U.S. Federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period during which the non-U.S. holder held the Common Stock. We believe that we never have been and are not currently a U.S. real property holding corporation for U.S. Federal income tax purposes. Although we consider it unlikely based on our current business plans and operations, we may or may not become a U.S. real property holding corporation in the future. Even if we were to become a U.S. real property holding corporation, any gain recognized by a non-U.S. holder still would not be subject to U.S. tax if the shares were considered to be 'regularly traded on an established securities market' and the non-U.S. holder did not own, actually or constructively, at any time during the shorter of the periods described above, more than five percent of a class of Common Stock.



FEDERAL ESTATE TAX



     Common Stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.



INFORMATION REPORTING AND BACKUP WITHHOLDING TAX



     Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.



     United States Federal backup withholding generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain required information. Backup withholding generally will not apply to dividends paid before January 1, 2000 to non-U.S. holders. See the discussion under

'Distributions' above for rules regarding reporting requirements to avoid backup withholding on dividends paid after December 31, 1999.



     As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of Common Stock effected outside the U.S. However, information reporting requirements, but not backup withholding, will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of Common Stock effected outside the U.S. if that broker:



      is a U.S. person,



      is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.,



      is a 'controlled foreign corporation' as defined in the Internal Revenue Code, or is a foreign partnership with certain U.S. connections (for payments made after December 31, 1999).



     Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.



     Payment by or through a U.S. office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption.



     Amounts withheld under the backup withholding rules do not constitute a separate U.S. Federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's U.S. Federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.



     THE FOREGOING DISCUSSION IS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF COMMON STOCK BY NON-U.S. HOLDERS. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, there will be    shares of Class A Common
Stock outstanding and    shares of Class B Common Stock outstanding, all of
which are convertible into Class A Common Stock on a share for share basis. The
Company has reserved for issuance      shares, subject to adjustment based on
the size of the Offering, of Class A Common Stock upon the exercise of stock
options        of which are outstanding as a result of New Time Warner Telecom's assumption of TWT LLC's outstanding options in connection with the Reconstitution.



     Each of the Company, its directors and executive officers and the Existing Stockholders has agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for shares of Class A Common Stock. See 'Underwriters.' After that, other holders of the Class B Common Stock may or may not decide, based upon then prevailing market and other conditions, to convert their Class B Common Stock to Class A Common Stock and to dispose of all or a portion of such stock pursuant to the provisions of Rule 144 under the Securities Act or pursuant to the demand registration rights contained in the stockholders agreement among the Existing Stockholders. See 'Certain Relationships and Related Transactions -- Stockholders Agreement.'



     Prior to the Offering, there has been no established market for the Class A Common Stock, and no predictions can be made about the effect, if any, that market sales of shares of Class A Common Stock or the availability of such shares for sale would have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Class A Common Stock in the public market, or the perception that such sales could occur, may have an adverse impact on the market price for the shares of Class A Common Stock offered hereby or on the ability of the Company to raise capital through a public offering of its equity securities. See 'Risk Factors -- Future sales of shares of Class A Common Stock could depress the price of the Class A Common Stock.'

                                  UNDERWRITERS


     Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. are acting as U.S. representatives, and the international underwriters named below, for whom Morgan Stanley & Co. International Limited and Lehman Brothers International (Europe) are acting as international representatives have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Class A Common Stock set forth opposite the names of such underwriters below:



                                                                                         NUMBER OF
                                       NAME                                                SHARES
-----------------------------------------------------------------------------------   ----------------

U.S. Underwriters
     Morgan Stanley & Co. Incorporated.............................................
     Lehman Brothers Inc...........................................................
                                                                                           ------
          Subtotal.................................................................
                                                                                           ------

International Underwriters
     Morgan Stanley & Co. International Limited....................................
     Lehman Brothers International (Europe)........................................
                                                                                           ------
          Subtotal.................................................................
                                                                                           ------
          Total....................................................................
                                                                                           ------
                                                                                           ------



     The U.S. underwriters and the international underwriters, and the U.S. representatives and the international representatives, are collectively referred to as the 'underwriters' and the 'representatives,' respectively. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A Common Stock offered are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all the shares of Class A Common Stock offered in the Offering other than those covered by the U.S. underwriters' over-allotment option described below, if any such shares are taken.



     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. underwriter has represented and agreed that, with certain exceptions:



      it is not purchasing any shares for the account of anyone other than a United States or Canadian person and it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the shares outside the United States or Canada or to anyone other than a United States or Canadian person.



     Pursuant to the Agreement between U.S. and International Underwriters, each international underwriter has represented and agreed that, with certain exceptions:



       it is not purchasing any shares for the account of any United States or Canadian person and it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares in the United States or Canada or to any United States or Canadian person.


     With respect to any underwriter that is a U.S. underwriter and an international underwriter, the foregoing representations and agreements (1) made by it in its capacity as a U.S. underwriter apply only to it in its capacity as a U.S. underwriter and (2) made by it in its capacity as an international underwriter apply only to it in its capacity as an international underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, 'United States or Canadian person' means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof other than a branch located outside the United States and Canada of any United States or Canadian person, and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian person. All shares of Class A Common Stock to be purchased by the underwriters under the underwriting agreement are referred to herein as the 'shares.'


     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. underwriters and international underwriters of any number of shares as may be mutually agreed. The per share price of any shares sold shall be the public offering price set forth on the cover page of this prospectus, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.



     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares, directly or indirectly, in any province or territory of Canada or to, for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. underwriter has further agreed to send to any dealer who purchases from it any of the shares a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares a notice containing substantially the same statement as is contained in this sentence.



     Pursuant to the Agreement between U.S. and International Underwriters, each international underwriter has represented and agreed that it has not offered or sold and, prior to the date six months after the closing date for the sale of the shares to the international underwriters, will not offer or sell, any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, either as principal or agent, for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;



      it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and



      it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.



     Pursuant to the Agreement between U.S. and International Underwriters, each international underwriter has further represented that is has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese international underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each international underwriter has further agreed to send to any dealer who purchases from it any of the shares a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese international underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such shares a notice containing substantially the same statement as is contained in this sentence.



     The underwriters initially propose to offer part of the shares of Class A Common Stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that
represents a concession not in excess of $   a share under the public offering
price. The underwriters may allow, and such dealers may reallow, a concession
not in excess of $   a share to other underwriters or to
certain dealers. After the initial offering of the shares of Class A Common Stock, the offering price and other selling terms may from time to time be varied by the representatives.



     Pursuant to the underwriting agreement, the Company has granted to the U.S. underwriters an option, exercisable for 30 days from the date of this
prospectus, to purchase up to an aggregate of    additional shares of Class A
Common Stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The U.S. underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A Common Stock offered hereby. To the extent such option is exercised, each U.S. underwriter will become obligated, subject to conditions, to purchase approximately the same percentage of such additional shares of Class A Common Stock as the number set forth next to such U.S. underwriter's name in the preceding table bears to the total number of shares of Class A Common Stock set forth next to the names of all U.S. underwriters in the preceding table. If the U.S. underwriters' option is exercised in full, the total price to the public
would be $          , the total underwriters' discounts and commissions would be
$          and total proceeds to the Company would be $           .


     The Class A Common Stock is expected to be approved for quotation, subject to official notice of issuance, on the Nasdaq National Market under the symbol 'TWTC.'


     Each of the Company and the directors, executive officers and certain other stockholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not during the period ending 180 days after the date of this prospectus:



      offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock; provided that such shares or securities are either now owned by such party or are hereafter acquired prior to or in connection with the Offering or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of Class A Common Stock,



in each case whether any such transaction described above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise, other than certain limited circumstances.


     The underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A Common Stock offered by them.


     In order to facilitate the Offering of the Class A Common Stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the underwriters may over-allot in connection with the Offering, creating a short position in the Class A Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Class A Common Stock, the underwriters may bid for, and purchase, shares of Class A Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A Common Stock in the Offering, if the syndicate repurchases previously distributed Class A Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.


     At the request of the Company, the underwriters have reserved up to shares of Class A Common Stock for sale at the initial public offering price to the Company's employees, officers and directors and to other individuals having relationships with the Company. The Company will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the shares to such persons. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Reserved shares purchased by such individuals will, except as restricted by applicable securities laws, be available for resale following the Offering.

     The Company and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company has agreed to pay the printing, legal, accounting and other
expenses relating to the Offering, which it estimates to be $       .


     From time to time, Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. provide certain financial advisory services to the Company and the Existing Stockholders for which they have received customary fees and commissions.





     Prior to the Offering, there has been no public market for the shares of Class A Common Stock of the Company. Consequently, the initial public offering price for the Class A Common Stock will be determined by negotiation between the Company and the U.S. and international representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be the Company's record of operations, the Company's current financial condition and future prospects, the experience of its management, the economics of its industry in general, the general condition of the equity securities market and the market prices of similar securities of companies considered comparable to the Company and other factors deemed relevant. A regular trading market for the shares of Class A Common Stock may not develop after the Offering or, if developed, a public trading market may not be sustained. The prices at which the Class A Common Stock will sell in the public market after the Offering may not be lower than the price at which it is issued by the underwriters in the Offering.


                                 LEGAL MATTERS


     The legality of the Class A Common Stock offered in the Offering and certain other legal matters will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York and for the underwriters by Shearman & Sterling, New York, New York.


                                    EXPERTS


     The combined financial statements of Time Warner Telecom Inc. and its subsidiaries as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.



                      WHERE YOU CAN FIND MORE INFORMATION



     We filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A Common Stock being offered in the Offering. The term 'registration statement' means the original registration statement and any and all amendments thereto, including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement. We refer you to the registration statement for any information in the registration statement that is not included in this prospectus. In addition, each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified in its entirety by reference to that exhibit for a complete statement of its provisions.



     We are currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file periodic reports, and other information relating to our business, financial statements and other matters. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the regional offices of the SEC located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.



     We intend to distribute to all holders of the shares of Class A Common Stock offered in the Offering:



      annual reports containing audited consolidated financial statements together with a report by our independent certified public accountants and quarterly reports containing unaudited consolidated financial information for each of the first three quarters of each fiscal year.

                                    GLOSSARY

     Access Charges. The fees paid by long distance carriers for the local connections between the long distance carriers' networks and the long distance carriers' customers.

     ATM (asynchronous transfer mode). A recently commercialized switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit-long packet or cell. ATM-based packet transport was specifically developed to allow switching and transmission of mixed voice, date and video at varying rates. The ATM format can be used by many different information systems, including LANs.

     BOC (Bell Operating Company). A telephone operating subsidiary of an RBOC; an incumbent local exchange carrier.

     Broadcast Video TV-1. This Company service provides dedicated transport of broadcast quality video signals.


     Competitive Access Provider. A company that provides dedicated telecommunications services (private line, local transport and special access) as an alternative to the incumbent local exchange carrier.


     CDMA (Code Division Multiple Access). A form of wireless communications technology.


     Central Offices. A telecommunications center where switches and other telecommunications facilities are housed. CAPs may connect with incumbent local exchange carrier networks either at this location or through a remote location.



     Collocation. The ability of a telecommunications carrier to interconnect its network to the incumbent local exchange carrier's network by extending its facilities to the incumbent local exchange carrier's central office. Physical collocation occurs when the interconnecting carrier places its network equipment within the incumbent local exchange carrier's central offices. Virtual collocation is an alternative to physical collocation under which the incumbent local exchange carrier permits a carrier to interconnect its network to the ILEC's network in a manner which is technically, operationally and economically comparable to physical collocation, even though the interconnecting carrier's network connection equipment is not physically located within the central offices.



     Competitive Local Exchange Carrier. A company that provides local exchange services, including Dedicated service, in competition with the incumbent local exchange carrier.


     Dedicated. Telecommunications lines dedicated to, or reserved for use by, a particular customer along predetermined routes (in contrast to links which are temporarily established).

     Dedicated Transmission. The sending of electronic signals carrying information over a Direct Transport facility.

     DID. The ability of an outside caller to call an internal extension without having to pass through an operator. In large PBX systems, the dialed numbers are passed through from the Central Office.

     Digital. A means of storing, processing and transmitting information by using distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies use a sequence of these pulses to represent information as opposed to the continuously variable analog signal. The precise digital numbers preclude distortion (such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission).

     Direct Transport (aka Dedicated Transport). A non-switched point-to-point telecommunications facility leased from a telecommunications provider by an end user and used exclusively by that end user.

     Diverse Routing. A telecommunications network configuration in which signals are transmitted simultaneously along two different paths so that if one path is cut or impaired, traffic can continue in the other direction without interrupting service. The Company's networks generally provide diverse routing.

     DOD. The ability to dial directly out from an internal extension without having to go through an operator.

     DS0, DS1, DS3. Standard North American telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS0 service has a bit rate of 64 kilobits per second. DS1 service has a bit rate of 1.544 megabits per second and DS3 service as a bit rate of 44.736 megabits per second. A DS0 can transmit a single uncompressed voice conversation.

     FCC. Federal Communications Commission.

     FDMA (Frequency Division Multiple Access). A form of wireless communications technology.

     Fiber Miles. The number of route miles of fiber optic cable installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers in the cable. See the definition of 'route mile' below.

     Fiber Optics. Fiber optic technology involves sending laser light pulses across glass strands in order to transmit digital information. Fiber optic cable is the medium of choice for the telecommunications and cable industries. Fiber is immune to electrical interference and environmental factors that effect copper wiring and satellite transmission.

     Hub. Collocation centers located centrally in an area where telecommunications traffic can be aggregated for transport and distribution.

     Hybrid Fiber Coaxial (HFC). A new technology consisting of fiber optic distribution facilities and coaxial cable deployed to the home or business. This technology enables the operator to offer a wide variety of two-way broadband services, including telecommunications and entertainment.


     Interconnection Decisions. Rulings by the FCC announced in September 1992 and August 1993, which require the Bell Operating Companies and other large incumbent local exchange carriers to provide interconnection in incumbent local exchange carrier central offices to any competitive access provider, long distance carrier or end user requesting such interconnection to provide interstate special access or switched transport services.



     Incumbent Local Exchange Carriers. The local phone companies, either a Bell Operating Company or an independent (such as GTE) which provides local exchange services.


     Internet. The name used to describe the global open network of computers that permits a person with access to the Internet to exchange information with any other computer connected to the network.

     ISDN (Integrated Services Digital Network). ISDN is an internationally agreed standard which, through special equipment, allows two-way, simultaneous voice and data transmission in digital formats over the same transmission line. ISDN permits video conferencing over a single line, for example, and also supports a multitude of value-added switched service applications such as Incoming Calling Line Identification. ISDN's combined voice and data networking capabilities reduce costs for end users and result in more efficient use of available facilities. ISDN combines standards for highly flexible customer to network signaling with both voice and data within a common facility.

     IXC (Interexchange Carrier). A long distance carrier.

     Kbps (Kilobits). One thousand bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in 'thousands of bits per second.'

     LANs (Local Area Networks). The interconnection of computers for the purpose of sharing files, programs and peripheral devices such as printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs. LANs are generally confined to a single customer's premises and may be extended or interconnected to other locations through the use of bridges and routers.


     LATAS (Local Access and Transport Area). The geographical areas within which a local telephone company may offer telecommunications services, as defined in the divestiture order known as the Modified Final Judgment ('MFP') unless and until refined by the FCC pursuant to the 1996 Act.


     Local Exchange. A geographic area defined by the appropriate state regulatory authority in which telephone calls generally are transmitted without toll charges to the calling or called party.

     Local Exchange Service/Local Exchange Telephone Service. Basic local telephone service, including the provision of telephone numbers, dial tone and calling within the local exchange area.


     Long Distance Carriers (Interexchange Carriers). Long distance carriers providing services between LATAs, on an interstate or intrastate basis. A long distance carrier may be facilities-based or offer service by reselling the services of a facilities-based carrier.



     Local Transport Services. Dedicated lines between the incumbent local exchange carrier's central offices and long distance carrier POPs used to carry switched traffic.

     Mbps (Megabit). One million bits of information. The information carrying capacity (i.e., bandwidth) of a circuit may be measured in 'millions of bits per second.'

     Multiplexing. An electronic or optical process that combines a number of lower speed transmission signals into one higher speed signal. There are various techniques for multiplexing, including frequency division (splitting the total available frequency bandwidth into smaller frequency slices), time division (slicing a channel into timeslots and placing each signal into its assigned timeslot), and statistical (wherein multiplexed signals share the same channel and each transmits only when it has data to send).

     Node. A point of connection into a fiber optic network.

     PBX (Private Branch Exchange). A customer owned and operated switch on customer premises, typically used by large businesses with multiple telephone lines.

     PBX Trunk. A transmission facility which connects a PBX to the Company's or ILEC's central office switching center.

     POPs (Points of Presence). Locations where a long distance carrier has installed transmission equipment in a service area that serves as, or relays telephone calls to, a network switching center of the same long distance carrier.

     Private Line. A private, dedicated telecommunications link between different customer locations (excluding long distance carrier POPs).

     Private Network Transport Service. This service is a private, dedicated high capacity premium quality service over fully redundant, diverse routed, SONET rings with band width that is dedicated and always available.


     Public Switched Network. The switched network available to all users generally on a shared basis (i.e., not dedicated to a particular user). The local exchange telephone service networks operated by incumbent local exchange carriers are the largest and often the only public switched networks in a given locality.


     PUC (Public Utility Commission). A state regulatory body, established in most states, which regulates utilities, including telecommunications companies providing intrastate services. In some states this regulatory body may have a different name, such as public service commission ('PSC').


     RBOC (Regional Bell Operating Company). The holding company which owns a Bell Operating Company.


     Reciprocal Compensation. An arrangement in which two local exchange carriers agree to terminate traffic originating on each other's networks in exchange for a negotiated level of compensation.

     Redundant Electronics. A telecommunications facility that uses two separate electronic devices to transmit a telecommunications signal so that if one device malfunctions, the signal may continue without interruption.

     Route Mile. The number of miles along which fiber optic cables are installed.

     SONET (Synchronous Optical Network). A set of standards for optical communications transmission systems that define the optical rates and formats, signal characteristics, performance, management and maintenance information to be embedded within the signals and the multiplexing techniques to be employed in optical communications transmission systems. SONET facilitates the interoperability of dissimilar vendors equipment. SONET benefits business customers by minimizing the equipment necessary for various telecommunications applications and supports networking diagnostic and maintenance features.


     Special Access Services. The lease of private, dedicated telecommunications lines or circuits on an incumbent local exchange carrier's or a competitive access provider's network which run to or from the long distance carrier's POPs. Special access services do not require the use of switches. Examples of special access services are telecommunications circuits running between POPs of a single long distance carrier, from one long distance carrier's POP to another long distance carrier's POP or from an end user to its long distance carrier's POP.


     STS-1. This dedicated transmission service is carried over high capacity channels for full duplex, synchronous optical transmission of digital data on SONET standards. This service eliminates the need to maintain and pay for multiple dedicated lines.

     Switch. A mechanical or electronic device that opens or closes circuits or selects the paths or circuits to be used for the transmission of information. Switching is a process of linking different circuits to create a temporary transmission path between users. Within this document, switches generally refer to voice grade telecommunications switches unless specifically stated otherwise.

     Switched Access Services. The connection between a long distance carrier's POP and an end user's premises through the switching facilities of a local exchange carrier.

     Switched Services. Telecommunications services that support the connection of one calling party with another calling party via use of a telephone switch (i.e., an electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits).

     TDMA (Time Division Multiple Access). A form of wireless communications technology.

     Toll Services. Otherwise known as EAS or intra LATA toll services are those calls that are beyond the free local calling area but originate and terminate within the same LATA; such calls are usually priced on a measured basis.

     Voice Grade Equivalent ('VGE') Circuit. One DS0. One voice grade equivalent circuit is equal to 64 kilobits of bandwidth.

                            TIME WARNER TELECOM INC.
                     INDEX TO COMBINED FINANCIAL STATEMENTS


                                                                                                              PAGE
                                                                                                              ----

Audited Financial Statements:
     Report of Independent Auditors........................................................................    F-2
     Combined Balance Sheets at December 31, 1998 and 1997.................................................    F-3
     Combined Statement of Operations for the years ended December 31, 1998, 1997
       and 1996............................................................................................    F-4
     Combined Statement of Cash Flows for the years ended December 31, 1998, 1997
       and 1996............................................................................................    F-5
     Combined Statement of Changes in Stockholders' Equity for the years ended
       December 31, 1998, 1997 and 1996....................................................................    F-6
     Notes to Combined Financial Statements................................................................    F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of TIME WARNER TELECOM INC.


     We have audited the accompanying combined balance sheets of Time Warner Telecom Inc. (the 'Company') as of December 31, 1998 and 1997, and the related combined statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1998. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Company at December 31, 1998 and 1997, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.






Denver, Colorado
February 5, 1999
except for Notes 1, 2 and 3 as to
which the date is        , 1999


     The foregoing report is in the form that will be signed upon the effective date of the Company's registration of Class A Common Stock in a registration statement on Form S-1 and the concurrent change in the Company's operating and legal structure from a limited liability company to a corporation.

                                          /s/ ERNST & YOUNG LLP


Denver, Colorado
March 10, 1999

                            TIME WARNER TELECOM INC.
                            COMBINED BALANCE SHEETS





                                                                                       DECEMBER 31,    DECEMBER 31,
                                                                                           1998            1997
                                                                                       ------------    ------------
                                                                                               (THOUSANDS)

                                       ASSETS
Current assets
     Cash and cash equivalents......................................................    $  105,140      $       --
     Marketable securities..........................................................       231,107              --
     Receivables, less allowances of $2,692 and $776................................        26,690           8,882
     Prepaid expenses...............................................................         2,176           1,192
                                                                                       ------------    ------------
          Total current assets......................................................       365,113          10,074

Investments in unconsolidated affiliates............................................         5,707           4,376
Property, plant and equipment.......................................................       612,119         484,206
Less: accumulated depreciation......................................................      (117,961)        (69,048)
                                                                                       ------------    ------------
                                                                                           494,158         415,158
Long-term marketable securities.....................................................        19,750              --
Intangible assets, net..............................................................        19,616           8,469
                                                                                       ------------    ------------
          Total assets..............................................................    $  904,344      $  438,077
                                                                                       ------------    ------------
                                                                                       ------------    ------------

                        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Accounts payable...............................................................    $   38,888      $   32,908
     Accrued interest...............................................................        17,333              --
     Payable to TW Cable............................................................        16,801              --
     Deferred revenue...............................................................        10,524             938
     Accrued payroll and benefits...................................................         8,821           6,333
     Accrued taxes and fees.........................................................         7,481           5,871
     Other current liabilities......................................................        21,905          16,162
                                                                                       ------------    ------------
          Total current liabilities.................................................       121,753          62,212

Long term debt......................................................................       400,000              --
Subordinated loans payable to the Parent Companies (including $3,399 and $1,544 of
  accrued interest, respectively)...................................................       174,940          75,475
Stockholders' equity
     Class A common stock, $   par value,    shares authorized, no shares
      outstanding...................................................................            --              --
     Class B common stock, $   par value,    shares authorized,
       shares outstanding...........................................................            --              --
     Contributed capital
          Contributed capital.......................................................       555,807         555,807
          Accumulated deficit prior to Reorganization...............................      (299,340)             --
                                                                                       ------------    ------------
          Total contributed capital.................................................       256,467         555,807

     Accumulated deficit............................................................       (48,816)       (255,417)
                                                                                       ------------    ------------
          Total stockholders' equity................................................       207,651         300,390
                                                                                       ------------    ------------
          Total liabilities and stockholders' equity................................    $  904,344      $  438,077
                                                                                       ------------    ------------
                                                                                       ------------    ------------


                            See accompanying notes.

                            TIME WARNER TELECOM INC.
                        COMBINED STATEMENT OF OPERATIONS


                                                                                    YEAR ENDED DECEMBER 31,
                                                                                --------------------------------
                                                                                  1998        1997        1996
                                                                                --------    --------    --------
                                                                                  (THOUSANDS, EXCEPT PER SHARE
                                                                                             DATA)

Revenues:
     Dedicated transport services............................................   $ 84,024    $ 44,529    $ 20,362
     Switched services.......................................................     37,848      10,872       3,555
                                                                                --------    --------    --------
          Total revenues.....................................................    121,872      55,401      23,917
                                                                                --------    --------    --------
Costs and expenses:
     Operating(a)............................................................     67,153      40,349      25,715
     Selling, general and administrative(a)..................................     77,401      54,640      60,366
     Depreciation and amortization(a)........................................     50,717      38,466      22,353
                                                                                --------    --------    --------
          Total costs and expenses...........................................    195,271     133,455     108,434
                                                                                --------    --------    --------
Operating loss...............................................................    (73,399)    (78,054)    (84,517)
Gain on disposition of investments...........................................         --      11,018          --
Equity in income (losses) of unconsolidated affiliates.......................        127      (2,082)     (1,547)
Interest income..............................................................      9,731          --          --
Interest expense(a)..........................................................    (29,198)     (1,538)        (52)
                                                                                --------    --------    --------
Net loss.....................................................................   $(92,739)   $(70,656)   $(86,116)
                                                                                --------    --------    --------
                                                                                --------    --------    --------
Basic and diluted loss per common share......................................   $           $           $
                                                                                --------    --------    --------
                                                                                --------    --------    --------
Average common shares........................................................
                                                                                --------    --------    --------
                                                                                --------    --------    --------
(a) Includes expenses resulting from transactions with affiliates (Note 7):
       Operating.............................................................   $  2,041    $  1,731    $  1,303
                                                                                --------    --------    --------
                                                                                --------    --------    --------
       Selling, general and administrative...................................   $  5,063    $  6,810    $  6,106
                                                                                --------    --------    --------
                                                                                --------    --------    --------
       Depreciation and amortization.........................................   $  9,010    $  7,064    $  4,961
                                                                                --------    --------    --------
                                                                                --------    --------    --------
       Interest expense......................................................   $ 11,582    $  1,544    $     --
                                                                                --------    --------    --------
                                                                                --------    --------    --------


                            See accompanying notes.

                            TIME WARNER TELECOM INC.
                        COMBINED STATEMENT OF CASH FLOWS


                                                                                    YEAR ENDED DECEMBER 31,
                                                                              -----------------------------------
                                                                                1998         1997         1996
                                                                              ---------    ---------    ---------
                                                                                          (THOUSANDS)

OPERATIONS
Net loss...................................................................   $ (92,739)   $ (70,656)   $ (86,116)
Adjustments for noncash and nonoperating items:
     Gain on disposition of investments....................................          --      (11,018)          --
     Depreciation and amortization.........................................      50,717       38,466       22,353
     Equity in (income) losses of unconsolidated affiliates................        (127)       2,082        1,547
Changes in operating assets and liabilities:
     Receivables...........................................................     (17,808)      (4,019)      (2,553)
     Accounts payable......................................................       5,980        7,264        1,333
     Accrued interest......................................................      20,732        1,544           --
     Payable to TW Cable...................................................      16,801           --           --
     Accrued payroll and benefits..........................................       2,488        4,093          919
     Other current liabilities.............................................      16,939        5,473        8,172
     Other balance sheet changes...........................................      (3,326)      (2,648)       2,071
                                                                              ---------    ---------    ---------
Cash used in operations....................................................        (343)     (29,419)     (52,274)
                                                                              ---------    ---------    ---------

INVESTING ACTIVITIES
Capital expenditures.......................................................    (126,023)    (127,315)    (144,815)
Investments and acquisitions...............................................      (1,204)        (334)      (4,375)
Proceeds from sale of investments..........................................          --        7,028           --
Purchases of marketable securities.........................................    (286,356)          --           --
Proceeds from maturities of marketable securities..........................      35,500           --           --
                                                                              ---------    ---------    ---------
Cash used in investing activities..........................................    (378,083)    (120,621)    (149,190)
                                                                              ---------    ---------    ---------

FINANCING ACTIVITIES
Proceeds from loans from the Parent Companies..............................      96,066       73,931           --
Capital contributions from the Parent Companies............................          --      127,550      222,584
Distributions to the Parent Companies......................................          --      (51,441)     (21,120)
Net proceeds from debt offering............................................     387,500           --           --
                                                                              ---------    ---------    ---------
Cash provided by financing activities......................................     483,566      150,040      201,464
                                                                              ---------    ---------    ---------

INCREASE IN CASH AND EQUIVALENTS...........................................     105,140           --           --

CASH AND EQUIVALENTS AT BEGINNING OF YEAR..................................          --           --           --
                                                                              ---------    ---------    ---------

CASH AND EQUIVALENTS AT END OF YEAR........................................   $ 105,140    $      --    $      --
                                                                              ---------    ---------    ---------
                                                                              ---------    ---------    ---------


                            See accompanying notes.

                            TIME WARNER TELECOM INC.
             COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                              CLASS B                                       TOTAL
                                                               COMMON     CONTRIBUTED    ACCUMULATED    STOCKHOLDERS'
                                                               STOCK        CAPITAL        DEFICIT          EQUITY
                                                              --------    -----------    -----------    --------------
                                                                                    (THOUSANDS)

BALANCE AT DECEMBER 31, 1995...............................                   278,234       (98,645)        179,589
Net loss for 1996..........................................                        --       (86,116)        (86,116)
Net capital contributions from the Parent Companies........                   201,464            --         201,464
                                                              --------    -----------    -----------    --------------

BALANCE AT DECEMBER 31, 1996...............................                   479,698      (184,761)        294,937
Net loss for 1997..........................................                        --       (70,656)        (70,656)
Net capital contributions from the Parent Companies........                    76,109            --          76,109
                                                              --------    -----------    -----------    --------------

BALANCE AT DECEMBER 31, 1997...............................                   555,807      (255,417)        300,390
Net loss prior to Reorganization...........................                        --       (43,923)        (43,923)
                                                              --------    -----------    -----------    --------------
                                                                              555,807      (299,340)        256,467
Effect of Reorganization...................................                  (299,340)      299,340              --
Net loss after Reorganization..............................                        --       (48,816)        (48,816)
                                                              --------    -----------    -----------    --------------

BALANCE AT DECEMBER 31, 1998...............................                $  256,467     $ (48,816)       $207,651
                                                              --------    -----------    -----------    --------------
                                                              --------    -----------    -----------    --------------


                            See accompanying notes.

                            TIME WARNER TELECOM INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



DESCRIPTION OF BUSINESS



     Time Warner Telecom Inc. (the 'Company') is a facilities-based competitive local telecommunications services provider in selected metropolitan markets across the United States, offering a wide range of business telephony services, primarily to medium- and large-sized business customers. The business of the Company was commenced in 1993 by Time Warner Cable ('TW Cable'), a division of Time Warner Entertainment Company, L.P. ('TWE'), and reflects the combined commercial telecommunication operations under the ownership or management control of TW Cable. These operations consist of the commercial telecommunication operations of Time Warner Inc. and certain of its subsidiaries (collectively, 'Time Warner') and the Time Warner Entertainment-Advance/Newhouse Partnership ('TWE-A/N') that were acquired or formed in 1995, as well as the pre-existing commercial telecommunication operations of TWE (collectively, TWE, TWE-A/N and Time Warner are referred to herein as the 'Parent Companies').



     In July 1998, the Company completed a reorganization (the 'Reorganization') under which the Parent Companies contributed all of the assets and liabilities of the Company into Time Warner Telecom LLC ('TWT LLC') and in connection therewith, Time Warner, MediaOne of Colorado, Inc. ('MediaOne') and Advance/Newhouse Partnership ('A/N') and together with Time Warner and MediaOne, the ('Existing Stockholders') received all of the limited liability company interests in TWT LLC. The Reorganization has been reflected as of July 1, 1998
for accounting purposes. On                , 1999, TWT LLC was reconstituted as
a corporation through the merger of TWT LLC with and into the Company (the 'Reconstitution'). In connection with the Reconstitution, the Company's capitalization was authorized to include two classes of common stock, Class A Common Stock and Class B Common Stock and the Existing Stockholders exchanged their respective limited liability company interests for all of the outstanding shares of Class B Common Stock. Following the Reconstitution, Time Warner, MediaOne and A/N held all of the Company's Class B Common Stock. Accordingly, the accompanying combined financial statements have been adjusted to retroactively reflect the authorization of the shares of Class A Common Stock and the authorization and issuance of shares of Class B Common Stock for all periods.



     To date, the majority of the Company's revenues have been derived from the provision of 'private line' or 'direct access' telecommunications services. Because the Company has deployed switches in 16 of its 19 markets, management expects that a growing portion of the Company's revenues will be derived from providing switched services. The Company's customers are principally telecommunications-intensive business end-users, long distance carriers and internet service providers, wireless communications companies and governmental entities. Such customers are offered a wide range of integrated telecommunications products and services, including dedicated transmission, local switched, data and video transmission services and Internet services. In addition, the Company benefits from its strategic relationship with TW Cable both through access rights and cost-sharing. As a result, the Company's networks have been constructed primarily through the use of fiber capacity licensed from TW Cable.



BASIS OF PRESENTATION



     The combined financial statements of the Company reflect the 'carved out' historical financial position, results of operations, cash flows and changes in stockholders' equity of the commercial telecommunications operations of the Parent Companies as if they had been operating as a separate company. Although these financial statements are presented as if the Company had operated as a corporation, the Company operated as a partnership for tax purposes and continued to operate in a partnership structure through December 31, 1998. The combined statement of operations has been adjusted to retroactively reflect an allocation of certain expenses pursuant to the final terms of the related agreements, primarily relating to office rent, overhead charges for various administrative functions performed by TW Cable and certain facility maintenance and pole rental costs. These allocations were required to reflect all costs of doing business and have been based on various methods (Note 7), which management believes results in reasonable allocations of such costs.

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


RECENT PRONOUNCEMENTS



     Effective December 31, 1998, the Company adopted FASB Statement No. 131, 'Disclosures About Segments of an Enterprise and Related Information' ('FAS 131'). FAS 131 requires disclosure of financial and descriptive information about an entity's reportable operating segments under the 'Management Approach' as defined in the statement. The Company's operations are conducted in one line of business.



BASIS OF COMBINATION AND CONSOLIDATION AND ACCOUNTING FOR INVESTMENTS



     The combined financial statements include 100% of the assets, liabilities, revenues, expenses, income, loss and cash flows of the Company and all entities in which the Company has a controlling voting interest ('subsidiaries'), as if the Company and its subsidiaries were a single entity. Significant intercompany accounts and transactions between the combined entities have been eliminated. Significant accounts and transactions with the Parent Companies are disclosed as related party transactions.



     Investments in entities in which the Company has significant influence, but less than a controlling voting interest, are accounted for using the equity method. At December 31, 1998 and 1997, the Company's investments in unconsolidated affiliates consisted solely of a 50% investment in Metrocomm AXS, L.P., a joint venture providing commercial telecommunications services in the central Ohio area. Under the equity method, only the Company's investment in and amounts due to and from the equity investee are included in the combined balance sheet, and only the Company's share of the investee's earnings is included in the combined operating results. In addition, only the Company's share of the cash distributions and cash paid to the investee are included in the combined cash flows.



USE OF ESTIMATES



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.



REVENUES



     Revenues for dedicated transport services are generally billed in advance on a fixed rate basis and recognized over the period the services are provided. Revenues for switched services and long distance are generally billed on a transactional basis determined by customer usage with some fixed rate elements. The transactional elements of switched services are billed in arrears and estimates are used to recognize revenue in the period earned. The fixed rate elements are billed in advance and recognized over the period provided. Reciprocal compensation revenue is an element of switched service revenue, which represents compensation from local exchange carriers for local exchange traffic terminated on the Company's facilities originated by other local exchange carriers. Reciprocal compensation is based on contracts between the Company and the local exchange carriers. The Company has chosen to defer revenue recognition on a portion of cash payments associated with reciprocal compensation agreements that are under dispute. The Company pays reciprocal compensation expense to the other local exchange carriers for local exchange traffic it terminates on the local exchange carriers' facilities. These costs are recognized as operating expenses.



SIGNIFICANT CUSTOMERS



     The Company has substantial business relationships with a few large customers, including the major long distance carriers. For the year ended December 31, 1998, the Company's top 10 customers accounted for 37.8% of the Company's consolidated revenues. Two of these customers were interexchange carriers, which each accounted for more than 10% of the Company's revenues in 1998, 1997 and 1996. Revenues included sales to these two interexchange carriers of approximately $28.9 million, $14.7 million and $5.2 million in 1998, 1997 and 1996, respectively.

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


CASH, CASH EQUIVALENTS, AND MARKETABLE SECURITIES



     The Company did not historically maintain any cash or marketable securities since all funding of the Company's operating, investing and financing activities were provided by the Parent Companies or by subordinated loans payable to the Parent Companies (Note 5). This funding consisted of non-interest bearing capital contributions through June 30, 1997 and subordinated loans during the period from July 1, 1997 through July 14, 1998. The non-interest bearing capital contributions have been included in paid-in capital. The subordinated loans, including accrued interest, have been reflected as long-term liabilities in the accompanying balance sheets.



     The Company considers all highly liquid debt instruments with an original maturity of three months or less, when purchased, to be cash equivalents.



     The Company records its marketable securities in conformity with the provisions of Statement of Financial Accounting Standards No. 115, 'Accounting for Certain Investments in Debt and Equity Securities.' This statement entails categorizing all debt and equity securities as held-to-maturity securities, trading securities, or available-for-sale securities, and then measuring the securities at either fair value or amortized cost.



     Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Interest on securities classified as held-to-maturity is included in interest income.



RECEIVABLES



     The Company does not require collateral for telecommunication services provided to customers. However, the Company performs ongoing credit evaluations of its customers' financial conditions and has provided an allowance for doubtful accounts based on the expected collectability of all accounts receivable. The provision for doubtful accounts was $2.0 million, $931,000 and $207,000 for the years ended December 31, 1998, 1997 and 1996, respectively.



PROPERTY, PLANT AND EQUIPMENT



     Property, plant and equipment are recorded at cost. Additions to property, plant and equipment generally include material, labor, and overhead. The Company licenses the right to use the majority of its fiber optic cable from TW Cable divisions, in which they are co-located. The cost of these rights is capitalized and reflects an allocable share of TW Cable's costs, which generally reflects the incremental costs incurred by TW Cable to construct the fiber for the Company. Such amounts do not always reflect TW Cable's total cost of constructing the distribution plant in cases where TW Cable is also constructing cable plants at the same time. In these instances, TW Cable's total cost of construction is allocated between cable plant and the Company. The Company is then charged for its incremental share of the construction costs related to its share of the fiber. Depreciation is provided on the straight-line method over estimated useful lives as follows:



Buildings and improvements.............................................    5-20 years
Communications networks................................................    5-15 years
Vehicles and other equipment...........................................    3-10 years
Fiber optic use rights.................................................      15 years

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


     Property, plant and equipment consist of:



                                                                            DECEMBER 31,
                                                                       ----------------------
                                                                         1998         1997
                                                                       ---------    ---------
                                                                            (THOUSANDS)
Buildings and improvements..........................................   $  14,453    $  12,846
Communications networks.............................................     380,150      290,618
Vehicles and other equipment........................................      58,224       46,086
Fiber optic use rights..............................................     159,292      134,656
                                                                       ---------    ---------
                                                                         612,119      484,206
Less accumulated depreciation.......................................    (117,961)     (69,048)
                                                                       ---------    ---------
          Total.....................................................   $ 494,158    $ 415,158
                                                                       ---------    ---------
                                                                       ---------    ---------



INTANGIBLE ASSETS



     Intangible assets primarily consist of goodwill, deferred right of way costs and covenants not to compete, which are amortized over periods up to 20 years using the straight-line method. Amortization expense amounted to $2.3 million, $2.0 million and $271,000 for the years ended December 31, 1998, 1997 and 1996, respectively. Accumulated amortization of intangible assets at December 31, 1998 and 1997, amounted to $2.2 million and $1.5 million, respectively.



INCOME TAXES



     Had the Company been operating as a corporation on a stand-alone basis, income tax benefits would not have been provided in the accompanying combined statement of operations because such benefits would have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis. On a historical basis, the operating results of the Company have primarily been included in the consolidated U.S. Federal, state and local income tax returns of Time Warner or subsidiaries of Time Warner. Time Warner has not, and will not, compensate the Company for the utilization of the Company's losses.



LOSS PER SHARE



     In February 1997, the FASB issued Statement No. 128, 'Earnings per Share' ('FAS 128'), effective for periods ending after December 15, 1997. The new rules establish simplified standards for computing and presenting earnings per share. The Company's adoption of FAS 128 did not have a material effect on its financial statements.



     Basic loss per common share is based upon the net loss applicable to common shares and the weighted average of common shares outstanding during the period. Diluted loss per common share adjusts for the effect of stock options only in the periods presented in which such effect would have been dilutive. As all of the Company's stock options are antidilutive and none of the stock options have nominal exercise prices, basic and diluted earnings per share are the same for all periods presented herein.



     In connection with the Reconstitution of the Company that occurred in
               1999, the Company was authorized to issue two new classes of common stock, Class A Common Stock and Class B Common Stock. Accordingly, the accompanying combined financial statements have been adjusted to retroactively reflect the authorization of the shares of Class A Common Stock and the authorization and issuance of shares of Class B Common Stock for all periods.



FAIR VALUE OF FINANCIAL INSTRUMENTS



     The carrying amounts reported in the balance sheet for the Company's financial instruments approximate fair market value, except for the Company's 9 3/4% Senior Notes due 2008 ('Senior Notes'). The fair market

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

value for these instruments was determined based on quoted market prices. At December 31, 1998, the fair market value for the $400 million of Senior Notes was determined to be $422 million, based on the quoted market price.



RECLASSIFICATIONS



     Certain reclassifications have been made to the prior year financial statements to conform with the 1998 presentation.



2. STOCKHOLDERS' EQUITY



     Prior to the Reorganization in July 1998, all the assets and liabilities of the Company were beneficially owned by Time Warner and MediaOne, which, through certain subsidiaries, are partners in TWE. The assets and liabilities of the Company were also beneficially owned by A/N through TWE-A/N. Time Warner and certain of its subsidiaries, MediaOne and certain of its subsidiaries and A/N are collectively referred to herein as the 'Existing Stockholders'.



     In July 1998, the Company completed the Reorganization under which the Parent Companies contributed all of the assets and liabilities of the Company to TWT LLC and in connection therewith, the Existing Stockholders received all of
the limited liability company interests in TWT LLC. In                1999, TWT
LLC was reconstituted as a corporation through the Reconstitution. In connection with the Reconstitution, the Company's capitalization was authorized to include two classes of common stock, Class A Common Stock and Class B Common Stock and the Existing Stockholders exchanged their respective limited liability company interests for all of the outstanding shares of the Class B Common Stock. Following the Reconstitution, Time Warner, MediaOne and A/N held all of the Company's Class B Common Stock. Accordingly, the accompanying combined financial statements have been adjusted to retroactively reflect the authorization of the shares of Class A Common Stock and the authorization and issuance of shares of Class B Common Stock for all periods.



     Shares of Class A Common Stock and Class B Common Stock are identical in all respects, except that holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders and except that certain matters require the approval of 100% of the outstanding Class B Common Stock, voting separately as a class, and certain other matters require the approval of a majority of the outstanding Class A Common Stock, voting separately as a class.



3. STOCK OPTION PLANS



TIME WARNER TELECOM INC. 1998 STOCK OPTION PLAN



     In connection with the Reorganization, the Management Committee approved an
option plan that provides for granting options to purchase             shares of
the Company's Class A Common Stock. Such options have been granted to employees of the Company at estimated fair value at the date of the grant, and accordingly, no compensation cost has been recognized by the Company relating to such stock option plan. Generally, the options become exercisable over a four-year vesting period and expire ten years from the date of the grant. The Company has reserved the number of shares necessary to satisfy the maximum number of shares that may be issued under the option plan.



     For purposes of applying FASB Statement No. 123, 'Accounting for Stock-Based Compensation' ('FAS 123'), the fair value of each option grant by Time Warner Telecom Inc. is estimated on the date of the grant using the minimum value option-pricing model. With regard to grants of Time Warner Telecom Inc. stock options to the Company's employees in 1998, weighted average assumptions consisted of: dividend yield of 0%; risk-free interest rate of 6.5%; and an expected life of 5 years. The weighted average fair value of a Time Warner
Telecom Inc. stock option granted to the Company's employees was $     per share
for the year ended December 31, 1998.

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


     A summary of stock option activity with respect to the Time Warner Telecom Inc. 1998 Stock Option Plan is as follows:



                                                                            NUMBER OF    WEIGHTED-AVERAGE
                                                                             SHARES       EXERCISE PRICE
                                                                            ---------    ----------------

Balance at December 31, 1997.............................................                    $
     Granted.............................................................
     Exercised...........................................................
     Cancelled (a).......................................................
Balance at December 31, 1998.............................................



     Includes all options cancelled and forfeited during the year.



     There were no exercisable options held by employees at December 31, 1998. Outstanding options held by employees at December 31, 1998 have a weighted
average exercise price of $      and a weighted average remaining contractual
life of 9.6 years. All options were granted at the same exercise price during 1998.



TIME WARNER AND MEDIAONE STOCK OPTION PLANS



     Time Warner and MediaOne also have stock option plans under which certain employees of the Company have been granted options to purchase Time Warner or MediaOne common stock. Such options have been granted to employees of the Company at fair market value at the date of the grant, and accordingly, no compensation cost has been recognized by Time Warner and MediaOne, nor charged to the Company, related to such stock option plans. Generally, the options become exercisable over a three-year vesting period and expire ten years from the date of the grant. All options have been retroactively restated for stock splits.



     For purposes of applying FAS 123, the fair value of each option grant by Time Warner and MediaOne is estimated on the date of the grant using the Black-Scholes option-pricing model. With regard to grants of Time Warner stock options to the Company's employees in 1998, 1997 and 1996, weighted average assumptions consisted of: dividend yields of .5% in 1998 and 1.0% in each of 1997 and 1996; expected volatility of 21.5%, 21.9% and 21.7%, respectively; risk-free interest rates of 5.5%, 6.6% and 6.1%, respectively; and expected lives of 5 years in all three periods. The weighted average fair value of Time Warner stock granted to the Company's employees was $10.50, $6.48 and $6.09 for the years ended December 31, 1998, 1997 and 1996, respectively. In 1997, MediaOne granted options to a director and former executive of the Company. The weighted averaged fair value of a MediaOne stock option was $7.43, based on the following weighted average assumptions: no dividend yield; expected volatility of 30%; risk-free interest rate of 6.8%; and an expected life of 5 years.

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


     A summary of stock option activity in the Time Warner and MediaOne stock option plans, with respect to employees of the Company, is as follows:



                                                        TIME WARNER                       MEDIAONE
                                               -----------------------------    -----------------------------
                                                NUMBER      WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
                                               OF SHARES     EXERCISE PRICE     OF SHARES     EXERCISE PRICE
                                               ---------    ----------------    ---------    ----------------
Balance at December 31, 1995................    264,350          $18.56              --           $   --
     Granted................................    113,500           21.32              --               --
     Exercised..............................     (1,268)          17.69              --               --
     Cancelled (a)..........................    (13,932)          20.32              --               --
                                               ---------                        ---------
Balance at December 31, 1996................    362,650          $19.35              --           $   --
     Granted................................     27,700           21.78           5,566           $18.26
     Exercised..............................     (3,500)          18.88              --               --
     Transferred (b)........................    (98,100)          22.36
     Cancelled (a)..........................    (19,500)          20.49                               --
                                               ---------                        ---------
Balance at December 31, 1997................    269,250          $18.43           5,566           $18.26

     Granted................................     54,900           34.87
     Exercised..............................    (59,164)          19.72
     Cancelled (a)..........................       (500)          18.78
                                               ---------
                                                                                ---------
Balance at December 31, 1998................    264,486          $21.55           5,566           $18.26
                                                                                ---------
                                                                                ---------



------------
(a) Includes all options cancelled and forfeited during the year.



(b) Transfers represent individuals who were employed by the Company; but transferred to another Time Warner affiliate.


     The number of exercisable Time Warner and MediaOne options held by employees of the Company is as follows:


                                                                            1998       1997       1996
                                                                           -------    -------    ------

Time Warner stock options...............................................   166,730    121,433    70,408
MediaOne stock options..................................................     1,855         --        --


PRO FORMA NET LOSS

     In accordance with Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees' and related interpretations, no compensation cost has been recognized by the Company for any of the three stock option plans detailed above. Had compensation cost for Time Warner Telecom Inc.'s, Time Warner's, and Media One's stock option plans been determined based on the fair value at the grant dates for all awards made subsequent to 1994 consistent with the method set forth under FASB Statement No. 123, 'Accounting for Stock-Based Compensations' ('FAS 123'), the Company's allocable share of compensation cost would have increased its net loss to the pro forma amounts indicated below:


                                                                          YEAR ENDED DECEMBER 31,
                                                                      --------------------------------
                                                                        1998        1997        1996
                                                                      --------    --------    --------
                                                                        (THOUSANDS, EXCEPT PER SHARE
                                                                                   DATA)

Net loss:
     As reported...................................................   $(92,739)   $(70,656)   $(86,116)
                                                                      --------    --------    --------
                                                                      --------    --------    --------
     Pro forma.....................................................   $(95,382)   $(71,012)   $(86,500)
                                                                      --------    --------    --------
                                                                      --------    --------    --------

Net loss per common share
     As reported...................................................   $           $           $
                                                                      --------    --------    --------
                                                                      --------    --------    --------
     Pro forma.....................................................   $           $           $
                                                                      --------    --------    --------
                                                                      --------    --------    --------

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

The Black-Scholes and minimum value method option valuation models were developed for use in estimating the fair value of options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions such as expected stock price volatility. Because the Company's employee stock options and those issued by Time Warner and MediaOne have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

4. LONG TERM DEBT


     On July 21, 1998, the Company issued $400 million of Senior Notes. The Senior Notes are unsecured, unsubordinated obligations of the Company and Time Warner Telecom Inc., a wholly owned subsidiary of the Company, which are jointly and severally liable, fully and unconditionally, with respect to the Senior Notes. Interest on the Senior Notes is payable semiannually on January 15 and July 15, beginning January 15, 1999. The net proceeds of approximately $387.5 million are expected to be used to expand and develop existing and new networks and for general corporate and working capital purposes through the second quarter of 2000. The proceeds of the Senior Notes were immediately invested in cash equivalents and marketable securities. Interest expense relating to the Senior Notes totaled approximately $17.9 million for the twelve months ended December 31, 1998.


5. SUBORDINATED LOANS PAYABLE TO THE PARENT COMPANIES


     Effective July 1, 1997 through July 14, 1998, all of the Company's financing requirements were funded with subordinated loans from the Parent Companies. These loans from the Parent Companies are subordinated in right of payment to the Senior Notes, except for a provision allowing repayment prior to maturity with the net proceeds of any offering of common stock or equivalent interest of the Company. These loans bear interest (payable in kind) at The Chase Manhattan Bank's prime rate which was 7.75% at December 31, 1998. Effective with the Reorganization, the maturity of these loans was extended until 2008. Interest expense relating to these loans totaled approximately $11.6 million in 1998 and $1.5 million in 1997.


6. MARKETABLE SECURITIES

     At December 31, 1998, the Company's marketable securities portfolio consisted of shares of money market mutual funds, corporate debt securities, certificates of deposit with banks, and foreign government debt securities. At December 31, 1998, all of the Company's marketable securities were categorized as 'held-to-maturity' and carried at amortized cost.

     Marketable securities at December 31, 1998, were as follows:


                                                                           AMORTIZED
                                                                             COST
                                                                          -----------
                                                                          (THOUSANDS)
Cash Equivalents:
     Shares of money market mutual funds...............................    $   3,338
     Certificates of deposit with banks................................        5,000
     Corporate debt securities.........................................       93,394
                                                                          -----------
                                                                             101,732
Current Marketable Securities:
     Certificates of deposit with banks................................       57,014
     Corporate debt securities.........................................      169,085
     Foreign government debt securities................................        5,008
                                                                          -----------
                                                                             231,107
Long-Term Marketable Securities:
     Corporate debt securities.........................................       19,750
                                                                          -----------
          Total Marketable Securities..................................    $ 352,589
                                                                          -----------
                                                                          -----------

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


     The estimated fair value of the marketable securities is not materially different from the amortized cost. The Company does not have any marketable securities with a maturity of greater than two years.


7. RELATED PARTY TRANSACTIONS

     In the normal course of conducting its businesses, the Company has various transactions with the Parent Companies, generally on terms resulting from negotiation between the affected units that, in management's view, results in reasonable allocations.


     The Company's operations, which in certain cases are co-located with TW Cable divisions, are allocated a charge for various overhead expenses for services provided by TW Cable. These allocations are based on direct labor, total expenses, or headcount relative to each division. The Company is also allocated rent based on the square footage of space occupied by the Company at TW Cable facilities. The aggregate of these charges totaled approximately $2.1 million, $4.4 million and $4.3 million for the years ended December 31, 1998, 1997 and 1996, respectively.


     The Company participates in the Time Warner Cable Pension Plan (the 'Pension Plan'), a noncontributory defined benefit pension plan which covers approximately 75% of all employees. The remaining 25% of employees are participating in a pension plan under the administration of MediaOne, their previous employer. The Company also participates in the Time Warner Cable Employees Savings Plan (the 'Savings Plan'), a defined contribution plan. Both the Pension Plan and Savings Plan are administered by a committee appointed by the Board of Representatives of TWE and cover substantially all employees.

     Benefits under the Pension Plan are determined based on formulas which reflect employees' years of service and compensation levels during their employment period. Total pension cost was $1.9 million, $1.7 million and $1.2 million for the years ended December 31, 1998, 1997 and 1996, respectively.

     The Company's contributions to the Savings Plan can represent up to 6.67% of the employees' compensation during the plan year. TWE's Board of Representatives has the right in any year to set the maximum amount of the Company's annual contribution. Defined contribution plan expense was $1.0 million, $710,000 and $606,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

     As of January 1, 1999, the Company does not participate in the Time Warner Cable Pension Plan, the MediaOne Pension Plan or the Time Warner Cable Employee Savings Plan, because the company has adopted its own benefit plans, including a 401(k) program.

     The Company licenses the right to use the majority of its fiber optic cable from TW Cable. The Company paid TW Cable $23.8 million, $32.5 million, and $41.3 million in the years ended December 31, 1998, 1997 and 1996, respectively, under this arrangement. Such costs have been capitalized by the Company. The amortization of these costs and fiber previously capitalized in the amount of $9.0 million, $7.1 million and $5.0 million for the years ended December 31, 1998, 1997 and 1996, respectively, has been classified as a component of depreciation and amortization in the accompanying combined statement of operations. In addition, under this licensing arrangement, the Company reimburses TW Cable for facility maintenance and pole rental costs, which costs amounted to $2.0 million, $1.7 million and $1.3 million for the years ended December 31, 1998, 1997 and 1996, respectively.

     Effective July 1, 1997 through July 14, 1998, all of the Company's financing requirements were funded with loans from the Parent Companies. Interest expense relating to these loans totaled approximately $11.6 million in 1998 and $1.5 million in 1997 (see Note 5).

                            TIME WARNER TELECOM INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

8. INCOME TAXES

     There are no current income taxes payable based on the Company's operating losses.

     The pro forma deferred tax assets and liabilities calculated on a separate-company basis consistent with the liability method prescribed by FASB Statement No. 109, 'Accounting for Income Taxes' are as follows:


                                                                            DECEMBER 31,
                                                                       ----------------------
                                                                         1998         1997
                                                                       ---------    ---------
                                                                            (THOUSANDS)
Deferred tax assets:
     Allowance for doubtful accounts................................   $   1,082    $     312
     Tax losses utilized by Time Warner.............................     179,192      134,365
                                                                       ---------    ---------
     Total gross deferred tax assets................................     180,274      134,677
     Less: valuation allowance......................................    (139,829)    (102,679)
                                                                       ---------    ---------
     Net deferred tax assets........................................      40,445       31,998
                                                                       ---------    ---------

Deferred tax liabilities:
     Depreciation and amortization..................................     (38,570)     (30,583)
     Investments....................................................      (1,875)      (1,415)
                                                                       ---------    ---------
     Total gross deferred tax liabilities...........................     (40,445)     (31,998)
                                                                       ---------    ---------
     Net deferred tax assets........................................   $      --    $      --
                                                                       ---------    ---------
                                                                       ---------    ---------


     In 1998, 1997 and 1996, the net income tax benefits of approximately $44.8 million, $28.4 million and $34.6 million, respectively, have been fully offset by corresponding increases in the valuation allowance due to the uncertainty of realizing the benefit for tax losses on a separate return basis.

     On a pro forma basis, had the Company been operating on a stand alone basis, the Company would have generated net operating loss carryforwards for tax purposes of approximately $333 million during the three years ended December 31, 1998. However, at December 31, 1998, the Company, which operated as a partnership for tax purposes during the periods presented herein, has no net operating loss carryforwards for tax purposes because such losses were primarily allocated to and utilized by Time Warner and its affiliates. The Company has not, and will not, be compensated for such losses. Consequently, without the tax benefit for losses utilized by Time Warner, the Company would have a net deferred tax liability of approximately $39.4 million at December 31, 1998.

9. COMMITMENTS AND CONTINGENCIES

     The Company has non-cancelable operating leases for office space and switching facilities expiring over various terms. Certain of these leases contain renewal clauses. Rental expense for all operating leases totaled $7.0 million, $5.4 million and $4.2 million for the years ended December 31, 1998, 1997 and 1996, respectively.

     The minimum rental commitments under non-cancelable operating leases are:
1999 -- $6.3 million; 2000 -- $6.1 million; 2001 -- $5.8 million; 2002 -- $5.9 million; 2003 -- $5.7 million and after 2003 -- $30.6 million.

     Pending legal proceedings are substantially limited to litigation incidental to the business of the Company. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial statements.

                                     [Logo]

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]



PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED MARCH 11, 1999


                                     SHARES
                                     [LOGO]

                            TIME WARNER TELECOM INC.
                              CLASS A COMMON STOCK
                            ------------------------


TIME WARNER TELECOM INC. IS OFFERING       SHARES OF ITS CLASS A COMMON STOCK.
INITIALLY, THE INTERNATIONAL UNDERWRITERS ARE OFFERING       SHARES OUTSIDE
  THE UNITED STATES AND CANADA, AND THE U.S. UNDERWRITERS ARE OFFERING
     SHARES IN THE UNITED STATES AND CANADA. THIS IS OUR INITIAL PUBLIC
      OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN
                          $      AND $      PER SHARE.



IMMEDIATELY AFTER THE OFFERING, THE FOUNDING STOCKHOLDERS OF TIME WARNER TELECOM
INC. WILL OWN 100% OF THE CLASS B COMMON STOCK, WHICH WILL REPRESENT       %
  OF THE COMBINED VOTING POWER OF BOTH
                                     CLASSES OF OUTSTANDING COMMON STOCK.


                      ------------------------------------

 WE EXPECT THE CLASS A COMMON STOCK TO BE APPROVED FOR QUOTATION ON THE NASDAQ
      NATIONAL MARKET OF THE NASDAQ STOCK MARKET UNDER THE SYMBOL 'TWTC.'

                            ------------------------

    INVESTING IN OUR CLASS A COMMON STOCK INVOLVES RISKS. SEE 'RISK FACTORS'
                             BEGINNING ON PAGE 12.

                            ------------------------

                           PRICE $           A SHARE

                            ------------------------

                                                                     UNDERWRITING
                                               PRICE TO             DISCOUNTS AND              PROCEEDS TO
                                                PUBLIC               COMMISSIONS                 COMPANY
                                          -------------------  ------------------------  ------------------------

Per Share...............................                  $                      $                         $
Total...................................                  $                      $                         $

                            ------------------------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Time Warner Telecom Inc. has granted the U.S. underwriters the right to purchase
up to an additional       shares of Class A Common Stock to cover
over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares
of Class A Common Stock to purchasers on             , 1999.

                            ------------------------

                         JOINT BOOK - RUNNING MANAGERS
MORGAN STANLEY DEAN WITTER                                       LEHMAN BROTHERS

             , 1999

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the expenses of issuance and distribution of the shares of Class A Common Stock registered hereunder on Form S-1, other than underwriting discounts and commissions. All amounts except the Registration Fee are estimated.

Registration Fee...........................................................................   $      51,625
Nasdaq National Market Listing Fee.........................................................         *
NASD Filing Fee............................................................................         *
Printing and Engraving Fees................................................................         *
Blue Sky Fees and Expenses.................................................................         *
Legal Fees and Expenses....................................................................         *
Accounting Fees and Expenses...............................................................         *
Registrar and Transfer Agent's Fees........................................................         *
Miscellaneous..............................................................................         *
                                                                                              -------------
     Total.................................................................................   $
                                                                                              -------------
                                                                                              -------------

     All of the above expenses have been or will be paid by Time Warner Telecom Inc.

     * To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article VI of the Restated Certificate of Incorporation (the 'Restated Certificate of Incorporation') of Time Warner Telecom Inc. (the 'Company') provides that to the fullest extent permitted under the General Corporation Law of the State of Delaware (the 'DGCL'), a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

     Section 102(b)(7) of the DGCL, provides that a corporation may eliminate or limit the personal liability of a director (or certain persons who, pursuant to the provisions of the certificate of incorporation, exercise or perform duties conferred or imposed upon directors by the DGCL) to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director:


      for any breach of the director's duty of loyalty to the corporation or its stockholders,



      for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,



      under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or for any transaction from which the director derived an improper personal benefit.


     Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation -- a 'derivative action'), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. Article VIII of the TWT Charter provides that TWT shall indemnify its officers, directors, employees and agents to the full extent permitted by Delaware law.

     The By-laws of Time Warner Inc. ('TWI') require indemnification to the fullest extent permitted under Delaware law of any person who is or was a director or officer of TWI who is or was involved or threatened to be made so involved in any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person is or was serving at the request of TWI as a director, officer or employee of any other enterprise. Mr. Bressler would be covered by this provision. The Directors' and Officers' Liability and Reimbursement Insurance Policy of TWI is designed to reimburse TWI for any payments made by it pursuant to the foregoing indemnification. The policy has coverage of $50,000,000.

     The Agreement of Limited Partnership of TWE provides that TWE shall indemnify, defend and hold harmless each officer of TWE from any personal liability he or she may incur by reason of his or her action on behalf of TWE to the fullest extent permitted as if TWE were a Delaware corporation. Messrs. Bressler, Britt, Davies and Rossetti would be covered by this provision.

     The By-laws of MediaOne Group, Inc. ('MediaOne') require indemnification to the fullest extent permitted under Delaware law of any person who is or was a director, officer or employee of MediaOne, or was otherwise designated as an indemnified representative (as defined in the MediaOne By-laws) by MediaOne, against any liability (as defined in the MediaOne By-laws) incurred by such person in connection with any proceeding (as defined in the MediaOne By-laws) in which such person is involved by reason of their past, present or future services for, or at the request of, MediaOne as a director, officer, employee, agent, fiduciary or trustee of any other entity or enterprise. Messrs. McPhie, Williams and Webster are covered by this provision.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, except as set forth in the next sentence, the Company has not sold any securities without registration under the Securities Act. Immediately prior to the date of this Registration Statement, the Company
issued           shares of its Class B Common Stock to the Existing
Stockholders, in a private placement under Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS

     (a) Exhibits:

                            TIME WARNER TELECOM INC.

                                  EXHIBIT LIST


EXHIBIT
NUMBER                                             DESCRIPTION OF EXHIBIT
-------  -----------------------------------------------------------------------------------------------------------
  1.1    -- Form of Underwriting Agreement*
  2.1    -- Reorganization Agreement among Time Warner Companies, Inc., MediaOne Group, Inc., Advance/Newhouse
           Partnership, Time Warner Entertainment Company, L.P., and Time Warner Entertainment -- Advance Newhouse
           Partnership (filed as Exhibit 2.1 to TWT LLC's Quarterly Report on Form 10-Q for the quarter ended June
           30, 1998)**
  2.2    -- Merger Agreement among the Company, TWT LLC and TWT Inc.*
  3.1    -- Restated Certificate of Incorporation of the Company***
  3.2    -- Restated By-laws of the Company***
  4.1    -- Stockholders Agreement, among the Company, Time Warner Companies, Inc., American Television and
           Communications Corporation, Warner Communications Inc., TW/TAE Inc., FibrCOM Holdings, L.P., Paragon
           Communications, MediaOne Group, Inc., Multimedia Communications, Inc. and Advance/Newhouse Partnership***
  4.2    -- Indenture, between TWT LLC, TWT Inc. and The Chase Manhattan Bank, as Trustee (filed as Exhibit 4.1 to
           TWT LLC's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998)**
  5      -- Opinion of Cravath, Swaine and Moore*
 10.1    -- Lease, between Quebec Court Joint Venture No. 2, Landlord, and Intelligent Advanced Systems, Inc.,
           Tenant, dated June 3, 1994 (filed as Exhibit 10.1 to TWT LLC's Registration Statement on Form S-1
           (Registration No. 333-53553))**
 10.2    -- Agreement for Assignment of Lease, dated September 12, 1997, between Ingram Micro Inc. and Time Warner
           Communications Holdings Inc. (filed as Exhibit 10.2 to TWT LLC's Registration Statement on Form S-1
           (Registration No. 333-53553))**
 10.3    -- First Amendment to Lease, dated October 15, 1997, by Carramerica Realty, L.P. and Time Warner
           Communications Holdings Inc. (filed as Exhibit 10.3 to TWT LLC's Registration Statement on Form S-1
           (Registration No. 333-53553))**
 10.4    -- Time Warner Telecom Inc. 1998 Stock Option Plan*
 10.5    -- Employment Agreement between the Company and Larissa L. Herda (filed as Exhibit 10.6 to TWT LLC's
           Registration Statement on Form S-1 (Registration No. 333-53553))**
 10.6    -- Employment Agreement between the Company and Paul B. Jones (filed as Exhibit 10.5 to TWT LLC's
           Registration Statement on Form S-1 (Registration No. 333-53553))**
 10.7    -- Employment Agreement between the Company and A. Graham Powers (filed as Exhibit 10.7 to TWT LLC's
           Registration Statement on Form S-1 (Registration No. 333-53553))**
 10.8    -- Employment Agreement between the Company and David J. Rayner (filed as Exhibit 10.8 to TWT LLC's
           Registration Statement on Form S-1 (Registration No. 333-53553))**
 10.9    -- Employment Agreement between the Company and John T. Blount (filed as Exhibit 10.10 to TWT LLC's
           Registration Statement on Form S-1 (Registration No. 333-53553))**
 10.10   -- Capacity License Agreement (filed as Exhibit 10.3 to TWT LLC's Quarterly Report on Form 10-Q for the
           quarter ended June 30, 1998)**
 10.11   -- Trade Name License Agreement (filed as Exhibit 10.4 to TWT LLC's Quarterly Report on Form 10-Q for the
           quarter ended June 30, 1998)**
 21      -- Subsidiaries of the Company (filed as Exhibit 21 to TWT LLC's Registration Statement on Form S-1
           (Registration No. 333-53553))**
 23.1    -- Consent of Ernst & Young LLP, Independent Auditors
 23.2    -- Consent of Cravath, Swaine & Moore (included in Exhibit 5)*
 24.1    -- Power of Attorney of the Company's Officers and Directors***


------------

*  To be filed by amendment.

** Incorporated by reference.


*** Previously filed as part of this Registration Statement.

     (b) Financial Statement Schedule

     The following financial statement schedule is included in Part II of this Registration Statement and should be read in conjunction with the combined financial statements and notes thereto included elsewhere herein.

Report of Independent Auditors....................................................................   S-1
Schedule II -- Valuation and Qualifying Accounts..................................................   S-2


     All other schedules are omitted, either because they are not applicable or because the required information is shown in the financial statements or the notes thereto.


ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 14 above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The Company hereby undertakes that:

          1. For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed part of this Registration Statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at such time shall be deemed to be the initial bona fide offering thereof.

          3. It will provide the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, Time Warner Telecom Inc. has duly caused Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on March 11, 1999.


                                          TIME WARNER TELECOM INC.

                                          By         /s/ David J. Rayner
                                            ....................................
                                                      DAVID J. RAYNER
                                              SENIOR VICE PRESIDENT AND CHIEF
                                                    FINANCIAL OFFICER

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


                      SIGNATURE                                       TITLE                          DATE
-----------------------------------------------------  ------------------------------------  --------------------

(i) Principal Executive Officer

                          *                            President and Chief Executive         March 11, 1999
 ....................................................  Officer and Director
                  LARISSA L. HERDA

(ii) Principal Financial Officer

                         /s/ David J. Rayner           Senior Vice President and             March 11, 1999
 ....................................................  Chief Financial Officer
                   DAVID J. RAYNER

(iii) Principal Accounting Officer

                                      *                Vice President, Accounting            March 11, 1999
 ....................................................  and Finance and
                     JILL STUART                       Chief Accounting
                                                       Officer

(iv) Directors

                                      *                Director                              March 11, 1999
 ....................................................
                 RICHARD J. BRESSLER

                                      *                Director                              March 11, 1999
 ....................................................
                  LARISSA L. HERDA

                                      *                Director                              March 11, 1999
 ....................................................
                   ROBERT J. MIRON

                                      *                Director                              March 11, 1999
 ....................................................
                 PEARRE A. WILLIAMS

        * By:             /s/ David J. Rayner
 ....................................................
                  ATTORNEY-IN-FACT

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Time Warner Telecom Inc.


     We have audited the combined financial statements of Time Warner Telecom Inc. (the 'Company') as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 and have issued our report thereon dated February 5, 1999, except for Notes 1, 2 and 3, as to which the date is
               , 1999. Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.


     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.





Denver, Colorado
February 5, 1999



     The foregoing report is in the form that will be signed upon the effective date of the Company's registration of Class A Common Stock in a registration statement on Form S-1 and the concurrent change in the Company's operating and legal structure from a limited liability company to a corporation.


                                          /s/ ERNST & YOUNG LLP


Denver, Colorado
March 10, 1999

                            TIME WARNER TELECOM LLC
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS


                                                                                 ADDITIONS/
                                                                   BALANCE AT    CHARGES TO                  BALANCE AT
                                                                   BEGINNING     COSTS AND                     END OF
                                                                   OF PERIOD      EXPENSES     DEDUCTIONS      PERIOD
                                                                   ----------    ----------    ----------    ----------
                                                                                       (THOUSANDS)

For the Year ended December 31, 1998:
     Allowance for doubtful accounts receivable.................      $776         $2,020        $ (104)       $2,692

For the Year ended December 31, 1997:
     Allowance for doubtful accounts receivable.................      $193         $1,213        $ (630)       $  776

For the Year ended December 31, 1996:
     Allowance for doubtful accounts receivable.................      $ 21         $  271        $  (99)       $  193

                                 EXHIBIT INDEX


EXHIBIT
 NUMBER                                           DESCRIPTION OF EXHIBIT                                          PAGE
--------   ----------------------------------------------------------------------------------------------------   -----
   1.1     -- Form of Underwriting Agreement*..................................................................
   2.2     -- Merger Agreement among the Company, TWT LLC and TWT Inc.*........................................
   2.1     -- Reorganization Agreement among Time Warner Companies, Inc., MediaOne Group, Inc.,
             Advance/Newhouse Partnership, Time Warner Entertainment Company, L.P., and Time Warner
             Entertainment -- Advance Newhouse Partnership (filed as Exhibit 2.1 to TWT LLC's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998)**...............................................
   3.1     -- Restated Certificate of Incorporation of the Company***..........................................
   3.2     -- Restated By-laws of the Company***...............................................................
   4.1     -- Stockholders Agreement, among the Company, Time Warner Companies, Inc., American Television and
             Communications Corporation, Warner Communications Inc., TW/TAE Inc., FibrCOM Holdings, L.P.,
             Paragon Communications, MediaOne Group, Inc., Multimedia Communications, Inc. and Advance/Newhouse
             Partnership***....................................................................................
   4.2     -- Indenture, between TWT LLC, TWT Inc. and The Chase Manhattan Bank, as Trustee (filed as Exhibit
             4.1 to TWT LLC's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998)**.............
   5       -- Opinion of Cravath, Swaine and Moore*............................................................
  10.1     -- Lease, between Quebec Court Joint Venture No. 2, Landlord, and Intelligent Advanced Systems,
             Inc., Tenant, dated June 3, 1994 (filed as Exhibit 10.1 to TWT LLC's Registration Statement on
             Form S-1 (Registration No. 333-53553))**..........................................................
  10.2     -- Agreement for Assignment of Lease, dated September 12, 1997, between Ingram Micro Inc. and Time
             Warner Communications Holdings Inc. (filed as Exhibit 10.3 to TWT LLC's Registration Statement on
             Form S-1 (Registration No. 333-53553))**..........................................................
  10.3     -- First Amendment to Lease, dated October 15, 1997, by Carramerica Realty, L.P. and Time Warner
             Communications Holdings Inc. (filed as Exhibit 10.3 to TWT LLC's Registration Statement on Form
             S-1 (Registration Statement No. 333-53553))**.....................................................
  10.4     -- Time Warner Telecom Inc. 1998 Stock Option Plan*.................................................
  10.5     -- Employment Agreement between the Company and Larissa L. Herda (filed as Exhibit 10.6 to TWT LLC's
             Registration Statement on Form S-1 (Registration No. 333-53553))**................................
  10.6     -- Employment Agreement between the Company and Paul B. Jones (filed as Exhibit 10.5 to TWT LLC's
             Registration Statement on Form S-1 (Registration No. 333-53553))**................................
  10.7     -- Employment Agreement between the Company and A. Graham Powers (filed as Exhibit 10.7 to TWT LLC's
             Registration Statement on Form S-1 (Registration No. 333-53553))**................................
  10.8     -- Employment Agreement between the Company and David J. Rayner (filed as Exhibit 10.8 to TWT LLC's
             Registration Statement on Form S-1 (Registration No. 333-53553))**................................
  10.9     -- Employment Agreement between the Company and John T. Blount (filed as Exhibit 10.10 to TWT LLC's
             Registration Statement on Form S-1 (Registration No. 333-53553))**................................
  10.10    -- Capacity License Agreement (filed as Exhibit 10.3 to TWT LLC's Quarterly Report on Form 10-Q for
             the quarter ended June 30, 1998)**................................................................
  10.11    -- Trade Name License Agreement (filed as Exhibit 10.4 to TWT LLC's Quarterly Report on Form 10-Q
             for the quarter ended June 30, 1998)**............................................................
  21       -- Subsidiaries of the Company (filed as Exhibit 21 to TWT LLC's Registration Statement on Form S-1
             (Registration Statement No. 333-53553))**.........................................................
  23.1     -- Consent of Ernst & Young LLP, Independent Auditors...............................................
  23.2     -- Consent of Cravath, Swaine & Moore (included in Exhibit 5)*......................................
  24.1     -- Power of Attorney of the Company's Officers and Directors***.....................................


------------

  * To be filed by amendment.

 ** Incorporated by reference.


*** Previously filed as part of this Registration Statement.